SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date December 6, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

COPEL
Companhia Paranaense de Energia

GOVERNO
DO ESTADO DO PARANÁ

Companhia Paranaense de Energia

Corporate Taxpayer's ID (CNPJ/MF) 76.483.817/0001-20
State Registration 10146326-50
Publicly-Held Company - CVM 1431-1
www.copel.com copel@copel.com
Rua Coronel Dulcídio, 800, Batel - Curitiba - PR
CEP 80420-170

QUARTERLY INFORMATION

September / 2019

COPEL
Companhia Paranaense de Energia

GOVERNO
DO ESTADO DO PARANÁ

CONTENTS

FINANCIAL STATEMENTS 3
Statements of Financial Position 3
Statements of Income 5
Statements of Income - Changes in the Third Quarter 6
Statements of Comprehensive Income 7
Statements of Comprehensive Income - Changes in the Third Quarter 7
Statements of Changes in Equity 8
Statements of Cash Flows 9
Statements of Added Value 11
NOTES TO THE FINANCIAL STATEMENTS 13
1 Operations 13
2 Concessions and Authorizations 17
3 Basis of Preparation 21
4 Significant Accounting Policies 24
5 Cash and Cash Equivalents 26
6 Bonds and Securities 27
7 Trade Accounts Receivable 27
8 CRC Transferred to the Paraná State Government 29
9 Net Sectorial Financial Assets and Liabilities 30
10 Accounts Receivable - Concessions 31
11 Contract assets 33
12 Other Receivables 34
13 Taxes 35
14 Prepaid Expenses 38
15 Receivables from Related Parties 39
16 Judicial Deposits 40
17 Investments 40
18 Property, Plant and Equipment 43
19 Intangible assets 47
20 Payroll, Social Charges and Accruals 48
21 Accounts Payable to Suppliers 49
22 Loans and Financing 50
23 Debentures 54
24 Post-employment Benefits 56
25 Sectorial Charges Due 58
26 Research and Development and Energy Efficiency 58
27 Accounts Payable Related to Concessions 59
28 Right-of-use asset and lease liability 59
29 Other Accounts Payable 60
30 Provisions for Legal Claims and Contingent Liabilities 61
31 Equity 67
32 Net Operating Revenue 70
33 Operating Costs and Expenses 76
34 Financial Results 82
35 Operating Segments 83
36 Financial Instruments 86
37 Related Party Transactions 99
38 Commitments 102
39 Insurance 103
40 Additional information to the Statement of Cash Flows 103
41 Subsequent events 104
COMMENTS ON PERFORMANCE 105
1 Distribution Lines 105
2 Power Market 106
3 Management 109
4 Market Relations 110
5 Tariffs 111
6 Economic and Financial Results 112
COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE 115
REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION 116
SUPERVISORY BOARD'S OPINION 118
S T A T E M E N T 119

FINANCIAL STATEMENTS

Statements of Financial Position

as of September 30, 2019 and December 31, 2018

All amounts expressed in thousands of Brazilian reais

ASSETS	Note	Parent Company		Consolidated	
		09.30.2019	12.31.2018	09.30.2019	12.31.2018
CURRENT ASSETS					
Cash and cash equivalents	5	61,362	315,003	2,026,390	1,948,409
Bonds and securities	6	90	123,560	1,403	124,862
Collaterals and escrow accounts		-	129	125	203
Trade accounts receivable	7	-	-	3,037,616	2,944,091
Dividends receivable		246,625	519,100	41,786	76,672
CRC transferred to the Paraná State Government	8	206,962	190,876	206,962	190,876
Sectorial financial assets	9	-	-	459,824	421,184
Accounts receivable - concessions	10	-	-	57,802	53,177
Contract assets	11	-	-	103,836	85,019
Other current receivables	12	1,439	7,027	331,317	363,250
Inventories		-	-	119,066	116,285
Income tax and social contribution receivable		1,705	6,130	190,394	152,157
Other current recoverable taxes	13.2	-	321	131,014	160,842
Prepaid expenses	14	190	40	40,635	40,819
Receivable from related parties	15	5,033	8,134	234	-
		523,406	**1,170,320**	**6,748,404**	**6,677,846**
NONCURRENT ASSETS					
Long Term Assets					
Bonds and securities	6	-	-	260,393	219,434
Other temporary investments		23,759	19,511	23,759	19,511
Collaterals and escrow accounts	22.1	-	-	100,229	89,555
Trade accounts receivable	7	-	-	67,026	162,915
CRC transferred to the Paraná State Government	8	1,153,240	1,254,166	1,153,240	1,254,166
Judicial deposits	16	122,066	131,840	509,212	528,290
Sectorial financial assets	9	-	-	242,299	257,635
Accounts receivable - concessions	10	-	-	2,521,121	2,497,514
Contract assets	11	-	-	3,791,460	3,348,211
Other noncurrent receivables	12	7,444	7,444	316,861	228,894
Income tax and social contribution receivable		160,672	148,140	179,136	166,384
Deferred income tax and social contribution	13.1	153,610	147,368	920,051	1,007,061
Other noncurrent recoverable taxes	13.2	87,264	86,110	345,615	231,400
Prepaid expenses	14	-	-	154	3,290
Receivable from related parties	15	113,895	104,751	-	-
		1,821,950	**1,899,330**	**10,430,556**	**10,014,260**
Investments	17	**17,337,746**	**16,070,567**	**2,424,466**	**2,368,234**
Property, plant and equipment	18	**1,159**	**996**	**10,765,375**	**10,840,663**
Intangible assets	19	**1,163**	**1,593**	**6,254,599**	**6,029,097**
Right-of-use asset	28	**306**	**-**	**101,794**	**-**
		19,162,324	**17,972,486**	**29,976,790**	**29,252,254**
TOTAL ASSETS		**19,685,730**	**19,142,806**	**36,725,194**	**35,930,100**

Notes are an integral part of this quarterly information

COPEL
Companhia Paranaense de Energia

GOVERNO DO ESTADO DO PARANÁ

Statements of Financial Position

as of September 30, 2019 and December 31, 2018 (continued)

All amounts expressed in thousands of Brazilian reais

LIABILITIES	Note	Parent Company		Consolidated	
		09.30.2019	12.31.2018	09.30.2019	12.31.2018
CURRENT LIABILITIES					
Payroll, social charges and accruals	20	6,135	6,747	301,175	284,179
Accounts payable to related parties		1,087	755	-	-
Accounts payable to suppliers	21	2,332	2,731	1,664,924	1,419,243
Income tax and social contribution payable		-	-	133,209	197,949
Other taxes due	13.2	45	152	362,715	451,433
Loans and financing	22	368,490	129,401	598,947	1,113,047
Debentures	23	316,865	941,677	1,062,759	2,184,881
Dividend payable		3,906	354,203	10,051	375,675
Post-employment benefits	24	121	87	60,808	58,478
Sectorial charges due	25	-	-	89,790	79,872
Research and development and Energy efficiency	26	-	-	325,710	270,429
Accounts payable related to concession	27	-	-	70,990	67,858
Lease liability	28	151	-	33,245	-
Other accounts payable	29	152	135	154,355	192,070
		699,284	**1,435,888**	**4,868,678**	**6,695,114**
NONCURRENT LIABILITIES					
Payroll, social charges and accruals	21	-	-	98,814	49,956
Deferred income tax and social contribution	13.1	-	-	262,698	157,420
Other taxes due	13.2	2,776	2,602	803,385	796,732
Loans and financing	22	427,541	773,984	2,551,595	2,934,260
Debentures	23	794,104	596,403	6,724,867	5,333,250
Post-employment benefits	24	5,201	4,867	937,537	910,285
Research and development and Energy efficiency	26	-	-	321,832	322,306
Accounts payable related to concession	27	-	-	527,517	516,305
Sectorial financial liabilities	9	-	-	101,032	96,531
Lease liability	28	165	-	71,642	-
Other accounts payable	29	1,556	3,957	117,557	116,954
Provisions for legal claims	30	303,196	292,180	1,544,406	1,664,773
		1,534,539	**1,673,993**	**14,062,882**	**12,898,772**
EQUITY					
Attributable to controlling shareholders					
Capital	31.1	10,800,000	7,910,000	10,800,000	7,910,000
Equity valuation adjustments	31.2	736,469	785,610	736,469	785,610
Legal reserve		914,751	914,751	914,751	914,751
Profit retention reserve		3,532,564	6,422,564	3,532,564	6,422,564
Accumulated profit		1,468,123	-	1,468,123	-
		17,451,907	**16,032,925**	**17,451,907**	**16,032,925**
Attributable to non-controlling interests	17.2.2	-	-	**341,727**	**303,289**
		17,451,907	**16,032,925**	**17,793,634**	**16,336,214**
TOTAL LIABILITIES & EQUITY		**19,685,730**	**19,142,806**	**36,725,194**	**35,930,100**

Notes are an integral part of this quarterly information

COPEL
Companhia Paranaense de Energia

GOVERNO DO ESTADO DO PARANÁ

Statements of Income

for the quarters ended September 30, 2019 and 2018

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
			Restated		Restated
		09.30.2019	09.30.2018	09.30.2019	09.30.2018
NET OPERATING REVENUE	32	-	-	**11,831,864**	**11,263,637**
OPERATING COSTS	33	-	-	**(8,411,037)**	**(8,641,808)**
GROSS PROFIT		-	-	**3,420,827**	**2,621,829**
Operational expenses / income					
Selling expenses	33	-	-	(150,771)	(108,089)
General and administrative expenses	33	(32,608)	(53,995)	(510,836)	(537,777)
Other operational income (expenses)	33	(3,597)	16,424	(298,018)	(268,892)
Equity in earnings of investees	17	1,431,182	1,070,854	40,232	213,922
		1,394,977	**1,033,283**	**(919,393)**	**(700,836)**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		**1,394,977**	**1,033,283**	**2,501,434**	**1,920,993**
Financial results	34				
Financial income		148,330	270,052	550,082	644,943
Financial expenses		(130,567)	(153,532)	(910,385)	(945,407)
		17,763	**116,520**	**(360,303)**	**(300,464)**
OPERATING PROFIT		**1,412,740**	**1,149,803**	**2,141,131**	**1,620,529**
INCOME TAX AND SOCIAL CONTRIBUTION	13.3				
Current		-	(65,688)	(471,541)	(643,252)
Deferred		6,242	39,041	(203,176)	164,791
		6,242	**(26,647)**	**(674,717)**	**(478,461)**
NET INCOME		**1,418,982**	**1,123,156**	**1,466,414**	**1,142,068**
Attributed to controlling shareholders		-	-	1,418,982	1,123,156
Attributed to non-controlling interest	17.2.2	-	-	47,432	18,912
BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - Expressed in Brazilian Reais	31.3				
Common shares		4.95251	3.92002		
Class "A" Preferred shares		5.44776	4.31202		
Class "B" Preferred shares		5.44776	4.31202		

Notes are an integral part of this quarterly information

Statements of Income - Changes in the Third Quarter

for the quarters ended September 30, 2019 and 2018

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
		07.01.2019 to 09.30.2019	Restated 07.01.2018 to 09.30.2018	07.01.2019 to 09.30.2019	Restated 07.01.2018 to 09.30.2018
NET OPERATING REVENUE	32	-	-	**4,253,721**	**4,309,126**
OPERATING COSTS	33	-	-	**(3,014,280)**	**(3,459,741)**
GROSS PROFIT		-	-	**1,239,441**	**849,385**
Operational expenses / income					
Selling expenses	33	-	-	(42,608)	(30,580)
General and administrative expenses	33	(10,730)	(14,616)	(165,919)	(167,458)
Other operational income (expenses)	33	(485)	(5,509)	(117,787)	(114,302)
Equity in earnings of investees		588,533	430,742	32,537	131,026
		577,318	**410,617**	**(293,777)**	**(181,314)**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		**577,318**	**410,617**	**945,664**	**668,071**
Financial results	34				
Financial income		30,546	70,330	162,131	184,565
Financial expenses		(44,748)	(59,476)	(296,478)	(310,451)
		(14,202)	**10,854**	**(134,347)**	**(125,886)**
OPERATING PROFIT		**563,116**	**421,471**	**811,317**	**542,185**
INCOME TAX AND SOCIAL CONTRIBUTION	13.3				
Current		5,907	(2,912)	(21,442)	(201,875)
Deferred		2,640	6,100	(176,364)	90,563
		8,547	**3,188**	**(197,806)**	**(111,312)**
NET INCOME		**571,663**	**424,659**	**613,511**	**430,873**
Attributed to controlling shareholders		-	-	571,663	424,659
Attributed to non-controlling interest		-	-	41,848	6,214
BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - Expressed in Brazilian Reais	31.3				
Common shares		1.9952	1.4821	-	-
Class "A" Preferred shares		2.1947	1.6304	-	-
Class "B" Preferred shares		2.1947	1.6304	-	-

Notes are an integral part of this quarterly information

Statements of Comprehensive Income

for the quarters ended September 30, 2019 and 2018

All amounts expressed in thousands of Brazilian reais

	Parent Company		Consolidated	
		Restated		Restated
	09.30.2019	09.30.2018	09.30.2019	09.30.2018
NET INCOME	**1,418,982**	**1,123,156**	**1,466,414**	**1,142,068**
Total comprehensive income, net of taxes	-	-	-	-
TOTAL COMPREHENSIVE INCOME	**1,418,982**	**1,123,156**	**1,466,414**	**1,142,068**
Attributed to controlling shareholders			1,418,982	1,123,156
Attributed to non-controlling interest			47,432	18,912

Notes are an integral part of this quarterly information

Statements of Comprehensive Income - Changes in the Third Quarter

for the quarters ended September 30, 2019 and 2018

All amounts expressed in thousands of Brazilian reais

	Parent Company		Consolidated	
		Restated		Restated
	07.01.2019 to 09.30.2019	07.01.2018 to 09.30.2018	07.01.2019 to 09.30.2019	07.01.2018 to 09.30.2018
NET INCOME	**571,663**	**424,659**	**613,511**	**430,873**
Total comprehensive income, net of taxes	-	-	-	-
TOTAL COMPREHENSIVE INCOME	**571,663**	**424,659**	**613,511**	**430,873**
Attributed to controlling shareholders			571,663	424,659
Attributed to non-controlling interest			41,848	6,214

Notes are an integral part of this quarterly information

Statements of Changes in Equity

for the quarters ended September 30, 2019 and 2018

All amounts expressed in thousands of Brazilian reais

		Attributable to controlling shareholders								
			Equity valuation adjustments		Profit reserves					
	Note	Capital	Deemed cost	Other comprehensive income	Legal reserve	Profit retention reserve	Accumulated profit	Shareholders' equity	Attributable to non - controlling interests	Equity Consolidated
Balance as of January 1, 2019		**7,910,000**	**806,220**	**(20,610)**	**914,751**	**6,422,564**	**-**	**16,032,925**	**303,289**	**16,336,214**
Net Income		-	-	-	-	-	1,418,982	1,418,982	47,432	1,466,414
Total comprehensive income		**-**	**-**	**-**	**-**	**-**	**1,418,982**	**1,418,982**	**47,432**	**1,466,414**
Realization - deemed cost, net of taxes	31.2	-	(49,141)	-	-	-	49,141	-	-	-
Deliberation of additional dividends proposed	17.2.2	-	-	-	-	-	-	-	(3,335)	(3,335)
Capital increase		2,890,000	-	-	-	(2,890,000)	-	-	-	-
Dividends		-	-	-	-	-	-	-	(5,659)	(5,659)
Balance as of September 30, 2019		**10,800,000**	**757,079**	**(20,610)**	**914,751**	**3,532,564**	**1,468,123**	**17,451,907**	**341,727**	**17,793,634**

	Attributable to controlling shareholders								
		Equity valuation adjustments		Profit reserves					
	Capital	Deemed cost	Other comprehensive income	Legal reserve	Profit retention reserve	Accumulated profit	Shareholders' equity	Attributable to non - controlling interests	Equity Consolidated
Balance as of January 1, 2018	**7,910,000**	**873,306**	**22,295**	**844,398**	**5,557,843**	**-**	**15,207,842**	**302,661**	**15,510,503**
Adjustments arising from the adoption of CPC 47/IFRS15 and CPC 48/IFRS9	-	-	(4,391)	-	-	(160,533)	(164,924)	-	(164,924)
Transfers to profit retention reserve	-	-	-	-	(160,533)	160,533	-	-	-
Balance as of January 1, 2018 adjusted	**7,910,000**	**873,306**	**17,904**	**844,398**	**5,397,310**	**-**	**15,042,918**	**302,661**	**15,345,579**
Net Income restated	-	-	-	-	-	1,123,156	1,123,156	18,912	1,142,068
Total comprehensive income	**-**	**-**	**-**	**-**	**-**	**1,123,156**	**1,123,156**	**18,912**	**1,142,068**
Realization - deemed cost, net of taxes	-	(49,855)	-	-	-	49,855	-	-	-
Dividends	-	-	-	-	-	-	-	(14,507)	(14,507)
Balance as of September 30, 2018 restated	**7,910,000**	**823,451**	**17,904**	**844,398**	**5,397,310**	**1,173,011**	**16,166,074**	**307,066**	**16,473,140**

Notes are an integral part of this quarterly information

Statements of Cash Flows

for the quarters ended September 30, 2019 and 2018

All amounts expressed in thousands of Brazilian reais

	NE nº	Controladora		Consolidado	
		09.30.2019	Restated 09.30.2018	09.30.2019	Restated 09.30.2018
CASH FLOWS FROM OPERATIONAL ACTIVITIES					
Net income		**1,418,982**	**1,123,156**	**1,466,414**	**1,142,068**
Adjustments to reconcile net income for the period with cash generated from operating activities					
Unrealized monetary and exchange variation and debt charges - net		4,273	(36,571)	632,103	546,901
Interest - bonus from the grant of concession agreements under the quota system	10.3	-	-	(64,910)	(67,914)
Gain on transmission concession agreement	10.4 e 11.3	-	-	(332,658)	(277,995)
Recovery of Pis/Pasep and Cofins on ICMS	13.2.1	-	-	(107,453)	-
Income tax and social contribution	13.3	-	65,688	471,541	643,252
Deferred income tax and social contribution	13.3	(6,242)	(39,041)	203,176	(164,791)
Equity in earnings of investees	17.1	(1,431,182)	(1,070,854)	(40,232)	(213,922)
Appropriation of actuarial calculation of post-employment benefits	24.4	456	421	74,693	72,814
Appropriation of pension and healthcare contributions	24.4	3,570	4,221	95,669	104,278
Creation for research and development and energy efficiency programs	26.2	-	-	95,355	95,989
Recognition of fair value of assets related to concession compensation	32	-	-	(24,550)	(31,993)
Sectorial financial assets and liabilities result	32	-	-	(73,604)	(1,037,063)
Depreciation and amortization	33	1,514	913	739,377	554,548
Net operating estimated losses, provisions and reversals	33.4	7,199	7,877	165,798	271,496
Losses in business combination		-	-	1,414	3,769
Result of disposal of investment		-	-	-	2,826
Fair value in the purchase and sale of power in the active market	32	-	-	(99,180)	-
Impairment of accounts receivable - concessions	10.1	-	-	43	1,540
Loss on disposal of contract assets	11.1	-	-	5,368	-
Loss on disposal of property, plant and equipment	18.2	3	-	111,251	9,534
Loss on disposal of intangible assets	19.1 e 19.4	-	-	21,061	31,102
Loss on disposal of right-of-use asset and lease liability - net	28.1 e 28.2	-	-	(41)	-
		(1,427)	**55,810**	**3,340,635**	**1,686,439**
Decrease (increase) in assets					
Trade accounts receivable		-	-	232,466	(42,468)
Dividends and interest on own capital received		499,022	552,663	32,646	24,139
CRC transferred to the Paraná State Government	8.1	208,939	195,089	208,939	195,089
Judicial deposits		13,359	(3,436)	36,718	33,304
Sectorial financial assets	9.2	-	-	88,291	311,409
Other receivables		5,588	(360)	55,859	(28,485)
Inventories		-	-	(2,047)	(6,283)
Income tax and social contribution		(8,107)	61,823	(50,973)	485,813
Other current taxes recoverable		(833)	(85,771)	34,830	(72,116)
Prepaid expenses		(150)	-	3,320	14,465
Receivable from related parties		(6,043)	4,517	(234)	-
		711,775	**724,525**	**639,815**	**914,867**
Increase (decrease) in liabilities					
Payroll, social charges and accruals		(612)	3,925	16,920	79,493
Accounts payable to related parties		(47,668)	(3,261)	-	27
Accounts payable to suppliers		(399)	312	129,846	204,239
Other taxes		99	5,623	(73,893)	93,156
Post-employment benefits	24.4	(3,658)	(4,275)	(140,780)	(144,636)
Sectorial charges due		-	-	9,851	(33,468)
Research and development and energy efficiency	26.2	-	-	(61,053)	(71,347)
Accounts payable related to concession	27.1	-	-	(52,665)	(48,228)
Other accounts payable		(2,384)	1,036	(55,293)	86,411
Provisions for legal claims	30.1.1	(188)	(103)	(299,818)	(105,585)
		(54,810)	**3,257**	**(526,885)**	**60,062**
CASH GENERATED FROM OPERATING ACTIVITIES		**655,538**	**783,592**	**3,453,565**	**2,661,368**
Income tax and social contribution paid		-	(65,244)	(540,121)	(491,889)
Loans and financing - interest due and paid	22.4	(45,286)	(75,766)	(258,452)	(221,266)
Debentures - interest due and paid	23.2	(148,341)	(52,553)	(561,688)	(346,551)
Interest paid on lease liabilities	28.2.1	(24)	-	(7,495)	-
NET CASH GENERATED FROM OPERATING ACTIVITIES		**461,887**	**590,029**	**2,085,809**	**1,601,662**

(continued)

Statements of Cash Flows

for the quarters ended September 30, 2019 and 2018 (continued)

All amounts expressed in thousands of Brazilian reais

	NE nº	Controladora		Consolidado	
		09.30.2019	Restated 09.30.2018	09.30.2019	Restated 09.30.2018
CASH FLOWS FROM INVESTMENT ACTIVITIES					
Financial investments		119,351	181	67,656	(27,643)
Loans and financing granted to related parties		(24,410)	(180,049)	-	-
Receipt of loans and financing granted to related parties		24,512	116,978	-	117,109
Additions to contract assets		-	-	(703,261)	(486,296)
Customers contributions - contract assets		-	-	75,087	85,255
Acquisitions of subsidiaries - effect on cash	1.2.2	-	-	(123,794)	7,998
Additions in investments	17.1	(63,384)	(472,127)	(68,193)	(9)
Capital reduction of investees	17.1	-	-	35,035	35,280
Additions to property, plant and equipment		(263)	(141)	(379,899)	(1,196,455)
Customers contributions - property, plant and equipment		-	-	-	12
Additions to intangible assets		(33)	(18)	(3,392)	(6,713)
NET CASH GENERATED FROM (USED IN) INVESTING ACTIVITIES		**55,773**	**(535,176)**	**(1,100,761)**	**(1,471,462)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Loans and financing obtained	22.4	-	-	742,333	630,000
Issue of Debentures	23.2	500,000	600,000	2,070,282	1,600,000
Loans obtained from third parties		48,000	-	-	-
Payments of principal - loans and financing	22.4	(115,500)	(77,000)	(1,609,388)	(1,026,718)
Payments of principal - debentures	23.2	(853,400)	(333,300)	(1,713,339)	(1,230,451)
Payments of principal - lease liabilities	28.2.1	(104)	-	(22,337)	-
Dividends and interest on own capital paid		(350,297)	(264,734)	(374,618)	(285,244)
NET CASH (USED IN) GENERATED FROM FINANCING ACTIVITIES		**(771,301)**	**(75,034)**	**(907,067)**	**(312,413)**
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		**(253,641)**	**(20,181)**	**77,981**	**(182,213)**
Cash and cash equivalents at the beginning of the period	5	315,003	56,833	1,948,409	1,040,075
Cash and cash equivalents at the end of the period	5	61,362	36,652	2,026,390	857,862
CHANGE IN CASH AND CASH EQUIVALENTS		**(253,641)**	**(20,181)**	**77,981**	**(182,213)**

Notes are an integral part of this quarterly information

Statements of Added Value

for the quarters ended September 30, 2019 and 2018

All amounts expressed in thousands of Brazilian reais

ADDED VALUE TO DISTRIBUTE	Parent Company		Consolidated	
		Restated		Restated
	09.30.2019	09.30.2018	09.30.2019	09.30.2018
Income				
Sale of energy, services and other income	-	-	17,505,615	15,700,693
Construction income	-	-	1,158,646	1,333,527
Fair value of indemnifiable concession assets	-	-	24,550	31,993
Sectorial financial assets and liabilities result	-	-	73,604	1,037,063
Other income	4,248	24,947	14,336	177,374
Expected credit losses	-	-	(109,578)	(57,615)
	4,248	**24,947**	**18,667,173**	**18,223,035**
(-) Supplies acquired from third parties	-	-	-	-
Energy purchased for resale	-	-	4,707,327	5,318,268
Charges for use of the main transmission grid (-) ESS and ER	-	-	965,504	941,945
Materials, supplies and third parties services	10,635	22,689	508,545	511,850
Natural gas and supplies for gas operations	-	-	563,857	367,770
Construction costs	-	-	1,001,759	1,187,610
Loss / Recovery of assets	3	-	147,165	153,616
Impairment	-	-	(83,249)	(53,561)
Other supplies	14,274	22,136	231,266	309,290
	24,912	**44,825**	**8,042,174**	**8,736,788**
(=) GROSS ADDED VALUE	**(20,664)**	**(19,878)**	**10,624,999**	**9,486,247**
(-) Depreciation and amortization	**1,514**	**913**	**739,377**	**554,548**
(=) NET ADDED VALUE	**(22,178)**	**(20,791)**	**9,885,622**	**8,931,699**
(+) Transferred added value				
Equity in earnings of investees	1,431,182	1,070,854	40,232	213,922
Financial income	148,330	270,052	550,082	644,943
Other Income	199	196	106,292	90,130
	1,579,711	**1,341,102**	**696,606**	**948,995**
	1,557,533	**1,320,311**	**10,582,228**	**9,880,694**

(continued)

Statements of Added Value

for the quarters ended September 30, 2019 and 2018 (continued)

All amounts expressed in thousands of Brazilian reais

DISTRIBUTION OF ADDED VALUE	Parent Company				Consolidated			
			Restated				Restated	
	09.30.2019	%	09.30.2018	%	09.30.2019	%	09.30.2018	%
Personnel								
Salaries and management fees	8,181		6,813		633,161		645,617	
Private pension and health plans	1,716		1,720		177,589		179,856	
Meal and education allowance	832		813		84,250		82,882	
Social security charges - FGTS	525		527		41,703		43,838	
Voluntary retirement program	-		3,967		-		89,518	
Provisions for profit sharing	775		568		83,719		59,612	
	12,029	**0.8**	**14,408**	**1.1**	**1,020,422**	**9.6**	**1,101,323**	**11.1**
Government								
Federal								
Tax	(3,017)		29,320		1,825,942		1,727,203	
Sectorial charges	-		-		1,953,683		1,906,133	
State	18		9		3,416,823		3,063,493	
Municipal	30		56		5,701		7,537	
	(2,969)	**(0.2)**	**29,385**	**2.2**	**7,202,149**	**68.1**	**6,704,366**	**67.9**
Third Parties								
Interest	129,094		152,556		881,606		898,173	
Leasing and rent	397		806		7,480		30,836	
Donations, subsidies and contributions	-		-		4,157		3,928	
	129,491	**8.3**	**153,362**	**11.6**	**893,243**	**8.4**	**932,937**	**9.4**
Shareholders								
Retained profits	1,418,982		1,123,156		1,418,982		1,123,156	
Non controlling interests	-		-		47,432		18,912	
	1,418,982	**91.1**	**1,123,156**	**85.1**	**1,466,414**	**13.9**	**1,142,068**	**11.6**
	1,557,533	**100.0**	**1,320,311**	**100.0**	**10,582,228**	**100.0**	**9,880,694**	**100.0**

Notes are an integral part of this quarterly information

NOTES TO THE FINANCIAL STATEMENTS

As of September 30, 2019

All amounts expressed in thousands of Brazilian reais

1 Operations

Companhia Paranaense de Energia (Copel, Company or Parent Company), with its head office located at Rua Coronel Dulcídio, 800, Curitiba - State of Paraná, is a publicly-held mixed capital company controlled by the State of Paraná and its shares are traded at Corporate Governance Level 1 of the Special Listing Segments of B3 S.A. - Brasil, Bolsa Balcão Stock Exchange and also on the New York Stock Exchange (NYSE) and on the Madrid Stock Exchange, in the Latin American segment (Latibex).

The core activities of Copel and its subsidiaries, which are regulated by the Brazilian Electricity Regulatory Agency (ANEEL), linked to the Brazilian Ministry of Mines and Energy (MME), are to carry out research, study, planning, and asset building activities related to the generation, transformation, distribution and trading of energy in any of its forms, primarily electricity. Furthermore, Copel participates in consortiums and in private sector and mixed-capital companies for the purpose of engaging in activities, primarily in the fields of energy, telecommunications and natural gas.

1.1 Copel's equity interests

Copel has direct and indirect interests in subsidiaries (1.1.1), joint ventures (1.1.2), associates (1.1.3) and joint operations (1.1.4).

1.1.1 Subsidiaries

Subsidiaries	Headquarters	Main activity	Interest	
			%	Investor
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.0	Copel
Copel Distribuição S.A. (Copel DIS)	Curitiba/PR	Distribution and marketing of electricity	100.0	Copel
Copel Telecomunicações S.A. (Copel TEL)	Curitiba/PR	Telecommunication and communication	100.0	Copel
Copel Renováveis S.A. (Copel REN) (a)	Curitiba/PR	Control and management of interests	100.0	Copel
Copel Comercialização S.A. (Copel Energia)	Curitiba/PR	Commercialization of electricity	100.0	Copel
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51.0	Copel
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.0	Copel
UEG Araucária Ltda. (UEG)	Curitiba/PR	Production of electricity from natural gas	20.0	Copel
			60.0	Copel GeT
São Bento Energia, Investimentos e Participações S.A. (São Bento)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Nova Asa Branca I Energias Renováveis S.A.	S. Miguel do Gostoso/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca II Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca III Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Eurus IV Energias Renováveis S.A.	Touros/RN	Production of electricity from wind sources	100.0	Copel GeT
Santa Maria Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Santa Helena Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Ventos de Santo Uriel S.A.	João Câmara/RN	Production of electricity from wind sources	100.0	Copel GeT
Cutia Empreendimentos Eólicos S.A. (Cutia)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Uirapuru Transmissora de Energia S.A (Note 1.2.1)	Florianópolis	Transmission of electricity	100.0	Copel GeT
Bela Vista Geração de Energia S.A. (b)	Curitiba/PR	Production of electricity	99.9	Copel GeT
GE Olho D'Água S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
Central Geradora Eólica São Bento do Norte I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Guajiru S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Jangada S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Potiguar S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Cutia S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Maria Helena S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Esperança do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia

(a) Management started the merger of operating activities and transfer of equity of Copel REN to the shareholder.
(b) Pre-operating stage.

1.1.2 Joint ventures

Joint ventures	Headquarters	Main activity	Interest	
			%	Investor
Voltalia São Miguel do Gostoso I Participações S.A.	São Paulo/SP	Interests in companies	49.0	Copel
Paraná Gás Exploração e Produção S.A. (a)	Curitiba/PR	Exploration of natural gas	30.0	Copel
Caiuá Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Integração Maranhense Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Matrinchã Transmissora de Energia (TP NORTE) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Guaraciaba Transmissora de Energia (TP SUL) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Paranaíba Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	24.5	Copel GeT
Mata de Santa Genebra Transmissão S.A. (b)	Rio de Janeiro/RJ	Transmission of electricity	50.1	Copel GeT
Cantareira Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT

(a) Project with halted activities due to a Public Civil Action pending judgment by Federal Court. An arbitration proceeding will be started to decide about relief of contractual obligations with no burden for bidders, with consequent return of signing up bonus, refund of incurred costs with collateral and relief of collateral provided.
(b) Pre-operating stage.

1.1.3 Associates

Associated companies	Headquarters	Main activity	Interest	
			%	Investor
Dona Francisca Energética S.A.	Agudo/RS	Production of electricity	23.0303	Copel
Foz do Chopim Energética Ltda.	Curitiba/PR	Production of electricity	35.77	Copel GeT
Carbocampel S.A.	Figueira/PR	Coal exploration	49.0	Copel
Copel Amec S/C Ltda. - in liquidation	Curitiba/PR	Services	48.0	Copel
Sercomtel S.A. Telecomunicações (a)	Londrina/PR	Telecommunications	45.0	Copel
Dominó Holdings Ltda.	Curitiba/PR	Interests in companies	49.0	Copel Energia
Estação Osasco Desenvolvimento Imobiliário S.A. (b)	São Paulo/SP	Incorporation of real estate projects	19.31	UEG

(a) Investment reduced to zero due to the impairment tests.
(b) Pre-operating stage.

1.1.4 Joint operations (consortiums)

Joint operations	Interest (%) Copel GeT	Other consortium members
Hydroelectric Power Plant Gov. Jayme Canet Júnior - Mauá (Note 18.5)	51.0	Eletrosul Centrais Elétricas S.A. (49%)
Hydroelectric Power Plant Baixo Iguaçu (Note 18.5.1)	30.0	Geração Céu Azul S.A (subsidiary of Neoenergia S.A.) (70%)

1.2 Business combination

1.2.1 Subsidiary acquired - Uirapuru

In March 2019, Copel GeT signed a Share Purchase and Sale Agreement - CCVA with Centrais Elétricas Brasileiras S.A. - Eletrobrás and Fundação Eletrosul de Previdência e Assistência Social - ELOS for the transfer of 100% of the shares of SPE Uirapuru Transmissora de Energia S.A., subject to approval by the Brazilian Electricity Regulatory Agency - ANEEL and the Administrative Council for Economic Defense - CADE. After fulfilling the determinants, on June 28, 2019 Copel GeT took control of the company. SPE Uirapuru operates the Transmission Concession Agreement No. 002/2005, which corresponds to the Transmission Line between the municipalities of Ivaiporã and Londrina, consisting of 120 km of 525 kV transmission line, of which the commercial operation started on July 9, 2006. The acquisition of this venture will generate synergy in the use of resources for operation and maintenance, providing dilution of operating costs for the group.

1.2.2 Consideration transferred

The business combination occurred with the payment of R$133,739, corresponding to 100% of SPE Uirapuru shares, of which R$142 was paid in December 2018 and the remainder during the first half of 2019. Considering the cash acquired from the subsidiary, in the amount of R$9,803, we have a net cash effect for the Company of R$123,936 (R$142 in 2018 and R$123,794 in 2019). The amount paid is supported by estimated discounted cash flows from operating activities of the acquired venture.

In the acquisition process, the fair values of the net assets acquired were identified and allocated to the investment, and the amount of concession rights was allocated to the investment in Copel GeT's balance sheet and intangible assets in the consolidated balance sheet.

The concession right generated by the business combination mainly consists of expected synergies and

economies of scale and will be amortized over the remaining concession period, which will expire on March 4, 2035.

Consideration transferred	Net assets acquired
Fair value on 06.28.2019	113,709
Percentage of interest transferred	100%
Consideration amount	**133,739**
Concession rights	20,030

1.2.3 Assets acquired and liabilities assumed recognized on the date of acquisition

Copel GeT preliminarily measured the fair value of identifiable assets acquired and liabilities assumed as of the date of acquisition, as follows.

	Carrying amount	Fair value at the acquisition date
Assets identified	**146,802**	**144,593**
Cash and cash equivalents	9,803	9,803
Trade accounts receivable	2,921	2,921
Taxes recoverable	17	17
Contract assets	133,010	133,010
Other receivables	1,051	1,051
Deferred taxes - business combination	-	10,588
Liabilities assumed	**12,540**	**30,884**
Suppliers	6,115	6,115
Payroll, social charges and accruals	73	73
Taxes due	320	320
Sectorial charges due	1,572	1,572
Deferred taxes	4,097	4,097
Contingent liabilities - business combination	-	18,344
Others liabilities	363	363
Net assets acquired	**134,262**	**113,709**

(a) The book value of contract assets disclosed by the acquired subsidiary was adjusted pursuant to the Company's practices before allocation of fair value in the business combination.

1.2.4 Impact of the acquisitions on the consolidated results

Had this business combination been completed on January 1, 2019, consolidated net operating revenue would have increased by R$10,792, totaling R$11,842,656 and the consolidated net income for the year would have increased by R$7,682, totaling R$1,474,096. Management considers these *pro forma* amounts represent an approximate measure of consolidated performance and serve as a reference for comparison in future years.

1.2.5 Conclusion of business combination - Costa Oeste and Marumbi

On June 4, 2019, the Company concluded the business combination involving subsidiaries Costa Oeste and Marumbi, disclosed in the Financial Statements as at December 31, 2018.

2 Concessions and Authorizations

2.1 Concession contracts or authorizations obtained by Copel

Copel		Interest %	Maturity
Concession agreement / authorization of the equity			
Copel DIS	Contract 046/1999, extended by 5th addendum to the contract	100	07.07.2045
Copel TEL	Authorization term 54/2003 - Anatel/SVP/PVST	100	Indeterminate
	Authorization term 305/2012 - Anatel/SVP/PVST	100	Indeterminate
Elejor	Contract 125/2001 - HPP Fundão and Santa Clara	70	05.28.2037
	Authorization - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002	70	12.18.2032
Dona Francisca Energética	Contract 188/1998 - HPP Dona Francisca	23	08.27.2033
UEG Araucária	Authorization 351/1999 - TPP Araucária (60% Copel GET)	20	12.22.2029
Compagás (2.1.1)	Concession gas distribution contract	51	01.20.2019
Paraná Gás (1.1.2 - a)	PART-T-300_R12 4861-.0000.99/2014-00 - ANP	30	05.15.2045
Usina de Energia Eólica São João S.A. (a)	MME Ordinance 173 /2012 - WPP São João	49	03.25.2047
Usina de Energia Eólica Carnaúba S.A. (a)	MME Ordinance 204 /2012 - WPP Carnaúbas	49	04.08.2047
Usina de Energia Eólica Reduto S.A. (a)	MME Ordinance 230 /2012 - WPP Reduto	49	04.15.2047
Usina de Energia Eólica Santo Cristo S.A. (a)	MME Ordinance 233/2012 - WPP Santo Cristo	49	04.17.2047

(a) Subsidiaries of Voltalia São Miguel do Gostoso I Participações S.A.

Hydroelectric Power Plant - HPP
Small Hydroelectric Plant - SHP
Thermal Power Plant - TPP
Wind Power Plant - WPP

2.1.1 Compagás

Compagás is a party to a concession agreement entered into with the Concession Grantor, the State of Paraná, setting July 6, 2024 as the expiration date of the concession.

On December 7, 2017, the State of Paraná published Complementary Law 205, introducing a new interpretation to the end of the concession, understanding that expiration occurred on January 20, 2019. Considering that until this date there was no extension/bidding of the concession, the law provides that the concession operator may, after the expiration of the term, remain responsible for its performance until the assumption of the new concession operator, subject to the conditions established.

The Management of Compagás, its Parent company and other shareholders are challenging the effects of the aforesaid law since they understand that it conflicts with the provisions of the concession agreement currently in force. Compagás filed a lawsuit challenging the early termination of the concession and, on October 30, 2018, a preliminary injunction was granted. The Company is awaiting the trial on merit of the case.

Considering that the lawsuit continues outstanding and the law continues in force, it was necessary to consider these effects in this quarterly information. The impacts recorded are as follows:

09.30.2019	End of concession in 2024	Adjustments	End of concession in 2019
STATEMENTS OF FINANCIAL POSITION			
Noncurrent assets			
Accounts receivable related to the concession	133,237	186,118	319,355
Intangible assets	132,931	(132,931)	-
STATEMENTS OF INCOME			
Net operating revenue			
Fair value of assets from the indemnity for the concession	4,873	3,708	8,581
Operating Costs			
Amortization	(21,590)	(861)	(22,451)

Management will continue to make its best efforts to protect the Company's interests, aiming at appropriately settle the impacts of the new interpretation given by the Concession Grantor and looking for the necessary alternatives to maintain the concession in a sustainable manner.

2.2 Concession contracts or authorizations obtained by Copel Get and its investees

Copel GeT		Interest %	Maturity
ONEROUS CONCESSION BY THE USE OF PUBLIC PROPERTY - UBP			
Generation Concession 001/2007 - HPP Gov. Jayme Canet Júnior (Mauá)		51	07.02.2042
Generation concession 001/2011 - HPP Colíder		100	01.16.2046
Ordinance 133/2011 - SHP Cavernoso II		100	02.27.2046
Generation Concession 002/2012 - HPP Baixo Iguaçu		30	10.30.2049
Generation Concession 007/2013			
HPP Apucaraninha		100	10.12.2025
HPP Chaminé		100	08.16.2026
HPP Derivação do Rio Jordão		100	11.15.2029
HPP Cavernoso		100	01.07.2031
PUBLIC SERVICE CONCESSIONS			
Generation concession 045/1999			
TPP Figueira (Note 36.2.6)		100	03.26.2019
HPP Gov. Bento Munhoz da Rocha Neto (Foz do Areia) (Note 36.2.6)		100	09.17.2023
HPP São Jorge		100	12.03.2024
HPP Guaricana		100	08.16.2026
HPP Gov. Ney Aminthas de Barros Braga (Segredo)		100	11.15.2029
HPP Gov. José Richa (Salto Caxias)		100	05.04.2030
Authorization 278/1999 - WPP Palmas		100	09.28.2029
Dispatch 182/2002 - Hydroeletric Generating Plant - HGP Melissa, HGP Pitangui and			
Generation concession 003/2016 - HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.05.2046
HPP Marumbi - Power generating plant registration: CGH. PH. PR. 001501-6.02		100	-
Authorization Aneel 5,373/2015 - HGP Chopim I (only register with ANEEL)		100	-
Concession agreement / authorization of the equity			
UEG Araucária	Authorization 351/1999 - TPP Araucária (20% - Copel)	60	12.23.2029
Nova Asa Branca I	MME Ordinance 267/2011 - WPP Asa Branca I	100	04.24.2046
Nova Asa Branca II	MME Ordinance 333/2011 - WPP Asa Branca II	100	05.30.2046
Nova Asa Branca III	MME Ordinance 334/2011 - WPP Asa Branca III	100	05.30.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.26.2046
Santa Maria	MME Ordinance 274/2012 - WPP SM	100	05.07.2047
Santa Helena	MME Ordinance 207/2012 - WPP Santa Helena	100	04.08.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 - WPP Santo Uriel	100	04.08.2047
GE Boa Vista	MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.28.2046
GE Farol	MME Ordinance 263 /2011 - WPP Farol	100	04.20.2046
GE Olho D'Água	MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	06.01.2046
GE São Bento do Norte	MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.19.2046
Esperança do Nordeste	MME Ordinance 183/2015 - WPP Esperança do Nordeste	100	05.10.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste	100	05.10.2050
Usina de Energia Eólica Jangada	Resolution 3,257/2011 - WPP GE Jangada	100	01.04.2042
Maria Helena	Resolution 3,259/2011 - WPP GE Maria Helena	100	01.04.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 - WPP Potiguar	100	05.10.2050
Usina de Energia Eólica Guajiru	Resolution 3,256/2011 - WPP Dreen Guajiru	100	01.04.2042
Usina de Energia Eólica Cutia	Resolution 3,258/2011 - WPP Dreen Cutia	100	01.04.2042
São Bento do Norte I	Ordinance 349/2015 - WPP São Bento do Norte I	100	08.03.2050
São Bento do Norte II	Ordinance 348/2015 - WPP São Bento do Norte II	100	08.03.2050
São Bento do Norte III	Ordinance 347/2015 - WPP São Bento do Norte III	100	08.03.2050
São Miguel I	Ordinance 352/2015 - WPP São Miguel I	100	08.03.2050
São Miguel II	Ordinance 351/2015 - WPP São Miguel II	100	08.03.2050
São Miguel III	Ordinance 350/2015 - WPP São Miguel III	100	08.03.2050
Foz do Chopim	Authorization 114/2000 - SHP Arturo Andreoli	35.77	04.23.2030
SHP Bela Vista (a)	Resolution 913/2017 - transfer of title under Resolution 7,802/2019	99.9	01.01.2041

(a) Building under construction.

Copel GeT		Interest %	Maturity
Transmission lines and substations concession agreements			
Contract 060/2001 - Instalações de transmissão (diversos Transmission lines e Substations) - prorrogado pelo 3º Termo Aditivo		100	12.31.2042
Contract 075/2001 - Transmission line 230 kV Bateias - Jaguariaíva		100	08.16.2031
Contract 006/2008 - Transmission line 230 kV Bateias - Pilarzinho		100	03.16.2038
Contract 027/2009 - Transmission line 525 kV Foz do Iguaçu - Cascavel Oeste		100	11.18.2039
Contract 010/2010 - Transmission line 500 kV Araraquara II - Taubaté		100	10.05.2040
Contract 015/2010 - Substation Cerquilho III 230/138 kV		100	10.05.2040
Contract 022/2012 - Transmission line 230 kV Londrina - Figueira and Transmission line 230 kV Foz do Chopim - Salto Osório		100	08.26.2042
Contract 002/2013 - Transmission line 230 kV Assis - Paraguaçu Paulista II e Substation Paraguaçu Paulista II 230 kV		100	02.24.2043
Contract 005/2014 - Transmission line 230 kV Bateias - Curitiba Norte e Substation Curitiba Norte 230/138 kV		100	01.28.2044
Contract 021/2014 - Transmission line 230 kV Foz do Chopim - Realeza e Substation Realeza 230/138 kV		100	09.05.2044
Contract 022/2014 - Transmission line 500 kV Assis - Londrina		100	09.05.2045
Contract 006/2016 - Transmission line 525 kV Curitiba Leste - Blumenau (a)		100	04.06.2046
Transmission line 230 kV Baixo Iguaçu - Realeza			
Transmission line 230 kV Curitiba Centro - Uberaba			
Substation Medianeira 230/138 kV			
Substation Curitiba Centro 230/138 kV			
Substation Andirá Leste 230/138 kV			
Concession agreement / authorization of the equity			
Costa Oeste Transmissora	**Contract 001/2012:**	100	01.11.2042
	Transmission line 230 kV Cascavel Oeste - Umuarama		
	Substation Umuarama 230/138 kV		
Caiuá Transmissora	**Contract 007/2012:**	49	05.09.2042
	Transmission line 230 kV Umuarama - Guaíra		
	Transmission line 230 kV Cascavel Oeste - Cascavel Norte		
	Substation Santa Quitéria 230/138/13,8 kV		
	Substation Cascavel Norte 230/138/13,8 kV		
Marumbi Transmissora	**Contract 008/2012:**	100	05.09.2042
	Transmission line 525 kV Curitiba - Curitiba Leste		
	Substation Curitiba Leste 525/230 kV		
Integração Maranhense	**Contract 011/2012:** Transmission line 500 Kv Açailândia - Miranda II	49	05.09.2042
Matrinchã Transmissora	**Contract 012/2012:**	49	05.09.2042
	Transmission line 500 kV Paranaíta - Cláudia		
	Transmission line 500 kV Cláudia - Paranatinga		
	Transmission line 500 kV Paranatinga - Ribeirãozinho		
	Substation Paranaíta 500 kV		
	Substation Cláudia 500 kV		
	Substation Paranatinga 500 kV		
Guaraciaba Transmissora	**Contract 013/2012:**	49	05.09.2042
	Transmission line 500 kV Ribeirãozinho - Rio Verde Norte		
	Transmission line 500 kV Rio Verde Norte - Marimbondo II		
	Substation Marimbondo II 500 kV		
Paranaíba Transmissora	**Contract 007/2013:**	24.5	05.01.2043
	Transmission line 500 kV Barreiras II - Rio das Éguas		
	Transmission line 500 kV Rio das Éguas - Luziânia		
	Transmission line 500 kV Luziânia - Pirapora 2		
Mata de Santa Genebra (a)	**Contract 001/2014:**	50.1	05.14.2044
	Transmission line 500 kV Itatiba - Bateias		
	Transmission line 500 kV Araraquara 2 - Itatiba		
	Transmission line 500 kV Araraquara 2 - Fernão Dias		
	Substation Santa Bárbara D´Oeste 440 kV		
	Substation Itatiba 500 kV		
	Substation Fernão Dias 500/440 kV		
Cantareira Transmissora	**Contract 019/2014:** Transmission line Estreito - Fernão Dias	49	09.05.2044
Uirapuru Transmissora	**Contract 002/2005:** Transmission line 525 kV Ivaiporã - Londrina	100	03.04.2035

(a) Buildings under construction.

3 Basis of Preparation

3.1 Statements of compliance

The quarterly information is being presented considering the provisions of CPC 21 (R1) and IAS 34 - Interim Financial Reporting. Consequently, certain information contained in the notes to the financial statements for the year ended December 31, 2018, and which has not been subject to modifications until September 30, 2019, are not being presented. Therefore, this quarterly information should be read together with the financial statements as at December 31, 2018, available on the websites of the Brazilian Securities and Exchange Commission - CVM and Copel.

Management declares that all relevant information from the individual and consolidated quarterly information, and only those, are being evidenced and corresponds to that used in management.

The quarterly information were approved by Management and authorized for issue on November 12, 2019.

3.2 Functional and presentation currency

The quarterly information is presented in Brazilian Reais, which is the functional and presentation currency of the Company. Balances herein have been rounded to the nearest thousand, unless otherwise indicated.

3.3 Basis of measurement

The quarterly information were prepared based on the historical cost, except for certain financial instruments and investments measured at fair value, as described in the respective accounting policies and notes.

3.4 Use of estimates and judgments

In the preparation of this quarterly information, Management used judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses of Copel and its subsidiaries. Actual results may differ from those estimates.

Estimates and assumptions are reviewed on a continuous basis. Changes in estimates are recognized in the period in which they occur.

Information about the use of estimates and judgment referring to the adoption of accounting policies which impact the amounts recognized in the quarterly information is the same as that disclosed in note 3.4 to the financial statements at December 31, 2018, excepting the information disclosed in note 4.1.1 to this quarterly information.

3.5 Management's judgment on going concern

Management has concluded that there are no material uncertainties that cast doubt on the Company's ability to continue as a going concern. No events or conditions were identified that, individually or in the aggregate, may raise significant doubts on its ability to continue as a going concern.

The main bases of judgment used for such conclusion are: (i) main activities resulting from long-term concessions; (ii) robust equity; (iii) strong operating cash generation, including financial capacity to settle commitments entered into with financial institutions; (iv) historical profitability; and (v) fulfillment of the objectives and targets set forth in the Company's Strategic Planning, which is approved by Management, monitored and reviewed periodically, seeking the continuity of its activities.

3.6 Restatement

CPC 47 / IFRS 15 - Clarifications to IFRS 15 - Revenue from Contracts with Customers and CPC 48 / IFRS 9 - Financial Instruments have been effective since January 1, 2018.

During the closing of fiscal year 2018, the Company reassessed its operations in light of the new accounting standards and concluded that:

- the balance of the public electricity transmission contracts signed with the Concession Grantor to build, operate and maintain the high voltage lines and substations should be classified and presented as contract assets instead of as financial assets, as they were previously presented, since the consideration for this asset is conditional upon fulfillment of other contractual performance obligations.

- the balance of works during the construction period of the electricity and gas distribution public service contracts shall be recorded as contract assets, replacing the classification as intangible assets in progress, previously applied.

For this quarterly information, the new understanding had an impact on the result for the first nine months of 2018, due to the equity valuation adjustment for the remeasurement of assets of Copel GeT's equity interests in transmission ventures.

In addition, the adoption of CPC 47 / IFRS 15 impacted the statement of cash flows, due to the reclassification of the contract assets of the Company, previously classified with intangible assets in progress.

The effects on the financial statements, restated for purposes of comparison, are shown below:

09.30.2018	Parent company			Consolidated		
	As previously steted	Adjustments	Restated	As previously steted	Adjustments	Restated
STATEMENTS OF INCOME						
Other operational income (expenses)	944,401	88,882	1,033,283	(789,718)	88,882	(700,836)
Equity in earnings of investees	981,972	88,882	1,070,854	125,040	88,882	213,922
Profit before financial results and taxes	**944,401**	**88,882**	**1,033,283**	**1,832,111**	**88,882**	**1,920,993**
Operating profit	**1,060,921**	**88,882**	**1,149,803**	**1,531,647**	**88,882**	**1,620,529**
Net income	**1,034,274**	**88,882**	**1,123,156**	**1,053,186**	**88,882**	**1,142,068**
Attributed to controlling shareholders	-	-	-	1,034,274	88,882	1,123,156
Attributed to non-controlling interest	-	-	-	18,912	-	18,912
STATEMENTS OF COMPREHENSIVE INCOME						
Total comprehensive income, net of taxes	-	-	-	-	-	-
Total comprehensive income	**1,034,274**	**88,882**	**1,123,156**	**1,053,186**	**88,882**	**1,142,068**
Attributed to controlling shareholders	-	-	-	1,034,274	88,882	1,123,156
Attributed to non-controlling interest	-	-	-	18,912	-	18,912
STATEMENTS OF CASH FLOWS						
Cash flow from opertional activities	**590,029**	-	**590,029**	**1,601,662**	-	**1,601,662**
Net income	1,034,274	88,882	1,123,156	1,053,186	88,882	1,142,068
Equity in earnings of investees	(981,972)	(88,882)	(1,070,854)	(125,040)	(88,882)	(213,922)
Cash flow from investment activities	**(535,176)**	-	**(535,176)**	**(1,471,462)**	-	**(1,471,462)**
Additions to contract assets	-	-	-	-	(486,296)	(486,296)
Customers contributions - contract assets	-	-	-	-	85,255	85,255
Additions to intangible assets	(18)	-	(18)	(493,009)	486,296	(6,713)
Customers contributions - intangible assets	-	-	-	85,255	(85,255)	-
Cash flow from financing activities	**(75,034)**	-	**(75,034)**	**(312,413)**	-	**(312,413)**
Total effects on cash and cash equivalents	**(20,181)**	-	**(20,181)**	**(182,213)**	-	**(182,213)**
STATEMENTS OF ADDED VALUE						
Added value to distribute	**1,231,429**	**88,882**	**1,320,311**	**9,791,812**	**88,882**	**9,880,694**
(+) Transferred added value	1,252,220	88,882	1,341,102	860,113	88,882	948,995
Results from investment interests	981,972	88,882	1,070,854	125,040	88,882	213,922
Distribution of added value	**1,231,429**	**88,882**	**1,320,311**	**9,791,812**	**88,882**	**9,880,694**
Shareholders	1,034,274	88,882	1,123,156	1,053,186	88,882	1,142,068
Retained profits	1,034,274	88,882	1,123,156	1,034,274	88,882	1,123,156
Non controlling interests	-	-	-	18,912	-	18,912
Basic and diluted net earning per share attributed to controlling shareholders						
Common shares	3.60981	0.31021	3.92002			
Class "A" Preferred shares	3.97078	0.34124	4.31202			
Class "B" Preferred shares	3.97078	0.34124	4.31202			

	Parent company			Consolidated		
07.01.2018 to 09.30.2018	As previously steted	Adjustments	Restated	As previously steted	Adjustments	Restated
STATEMENTS OF INCOME						
Other operational income (expenses)	340,747	69,870	410,617	(251,184)	69,870	(181,314)
Equity in earnings of investees	360,872	69,870	430,742	61,156	69,870	131,026
Profit before financial results and taxes	**340,747**	**69,870**	**410,617**	**598,201**	**69,870**	**668,071**
Operating profit	**351,601**	**69,870**	**421,471**	**472,315**	**69,870**	**542,185**
Net income	**354,789**	**69,870**	**424,659**	**361,003**	**69,870**	**430,873**
Attributed to controlling shareholders	-	-	-	354,789	69,870	424,659
Attributed to non-controlling interest	-	-	-	6,214	-	6,214
STATEMENTS OF COMPREHENSIVE INCOME						
Total comprehensive income, net of taxes	-	-	-	-	-	-
Total comprehensive income	**354,789**	**69,870**	**424,659**	**361,003**	**69,870**	**430,873**
Attributed to controlling shareholders	-	-	-	354,789	69,870	424,659
Attributed to non-controlling interest	-	-	-	6,214	-	6,214
STATEMENTS OF CASH FLOWS						
Cash flow from opertional activities	**523,334**	-	**523,334**	**271,580**	-	**271,580**
Net income	354,789	69,870	424,659	361,003	69,870	430,873
Equity in earnings of investees	(360,872)	(69,870)	(430,742)	(61,156)	(69,870)	(131,026)
Cash flow from investment activities	**(358,223)**	-	**(358,223)**	**(537,641)**	-	**(537,641)**
Additions to contract assets	-	-	-	-	(203,199)	(203,199)
Customers contributions - contract assets	-	-	-	-	33,010	33,010
Additions to intangible assets	67	-	67	(204,174)	203,199	(975)
Customers contributions - intangible assets	-	-	-	33,010	(33,010)	-
Cash flow from financing activities	**(262,768)**	-	**(262,768)**	**(580,225)**	-	**(580,225)**
Total effects on cash and cash equivalents	**(97,657)**	-	**(97,657)**	**(846,286)**	-	**(846,286)**
STATEMENTS OF ADDED VALUE						
Added value to distribute	**414,649**	**69,870**	**484,519**	**3,422,279**	**69,870**	**3,492,149**
(+) Transferred added value	431,203	69,870	501,073	276,850	69,870	346,720
Results from investment interests	360,872	69,870	430,742	61,156	69,870	131,026
Distribution of added value	**414,649**	**69,870**	**484,519**	**3,422,279**	**69,870**	**3,492,149**
Shareholders	354,789	69,870	424,659	361,003	69,870	430,873
Retained profits	354,789	69,870	424,659	354,789	69,870	424,659
Non controlling interests	-	-	-	6,214	-	6,214
Basic and diluted net earning per share attributed to controlling shareholders						
Common shares	1.23828	0.24386	1.48214			
Class "A" Preferred shares	1.36210	0.26825	1.63035			
Class "B" Preferred shares	1.36210	0.26825	1.63035			

4 Significant Accounting Policies

The Company's accounting policies are consistent with those presented in the financial statements for the year ended December 31, 2018, except for the policies disclosed in note 4.1.

4.1 Standards applicable to the Company effective January 1, 2019

4.1.1 CPC 06 (R2)/IFRS 16 - Leases

The pronouncement replaces CPC 06 (R1) / IAS 17 - Leases, as well as related interpretations (ICPC 03 / IFRIC 4, SIC 15 and SIC 27). The adoption of the new standard eliminates the operating lease accounting for the lessee, presenting a single lease model consisting of initially recognizing all leases in assets and liabilities at present value; and recognizing the amortization of the right to use the asset and lease interest separately in the statement of income.

Transition method

The Company applied the modified retrospective transition method, which does not require the presentation of comparative information. The liability and the right-of-use asset are recognized at the present value of the remaining installments. Accordingly, the information for prior years continues being presented in accordance with the previous standard.

The Company analyzed its operating lease contracts and applied this pronouncement only to contracts in force on January 1, 2019 and that have been previously identified as leases.

In conformity with CPC 06 (R2) / IFRS 16, the Company elected to adopt the recognition exemptions foreseen for short-term leases (lease term of 12 months or less) and low value assets leases, such as computers, printers and furniture, whose values are less than R$18. These contracts are recognized as operating lease costs and/or expenses on a straight-line basis as provided for in the standard, over the lease contract term.

The Company has land lease contracts for the development of wind power generation projects that provide for minimum lease payments during the study/construction period and variable lease payments during the period of commercial operation. For lease contracts that at the date of application of the standard are subject to minimum payments, the Company recognized a right-of-use asset and a lease liability. Lease agreements that are already in commercial operation are recognized by the Company in its statement of income, when the event or condition is fulfilled, as leases and rentals, in operating costs and/or expenses.

Use of judgment

For all lease contracts with related parties and third parties, the Company considered the interest rate required to acquire assets in similar conditions of those leased as of the date of execution of the lease contract. The rate adopted by the Company considers the cost of the last borrowing taken out, based on the Interbank Deposit Certificate (CDI) rate plus a risk spread applicable to the Company. On initial adoption, the rate used was 9.10% p.y.

Effects from initial application

The new requirements of CPC 06 (R2)/IFRS 16 generated the following impacts on the recognition and presentation of lease and rental contracts.

Financial Statements	Classification as CPC 06 (R1) /IAS17	CPC 06 (R2) / IFRS 16
Statements of Financial Position		
Noncurrent assets	-	Right-of-use asset
Current Liabilities and Noncurrent Liabilities	-	Lease liability
Statements of Income		
Operating Costs	Leases and rentals	Amortization of right-of-use asset
Other operating costs and expense	Leases and rentals	Amortization of right-of-use asset
Financial expenses	-	Interest on lease liability
Sttatements of cash flows		
Payment of interest on lease liability	-	Operating activities
Payment of principal of lease liability	-	Financing activities

The effects from initial adoption are presented in note 28.

4.1.2 ICPC 22/IFRIC 23 - Uncertainty Over Income Tax Treatment

The interpretation explains how to apply the recognition and measurement requirements of CPC 32 - Income Taxes when there is uncertainty over a tax treatment. In accordance with certain requirements, such as where the tax authority is most likely not to accept certain treatment, the entity shall recognize and measure its current or deferred tax, asset or liability, applying the requirements of CPC 32 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and ruling statutory tax rates, considering this uncertainty.

The Company evaluated the income tax treatments and concluded that the application of the standard did not have impacts on its results.

5 Cash and Cash Equivalents

	Parent Company		Consolidated	
	09.30.2019	12.31.2018	09.30.2019	12.31.2018
Cash and bank accounts	214	2,044	256,830	167,728
Financial investments w ith immediate liquidity	61,148	312,959	1,769,560	1,780,681
	61,362	**315,003**	**2,026,390**	**1,948,409**

These comprise cash on hand, deposits with banks and short-term highly-liquid investments, which can be redeemed in cash within 90 days from the investment date. Temporary short-term investments are recorded at cost at the reporting date, plus earnings accrued. Cash and cash equivalents are subject to an insignificant risk of change in value.

Financial investments of the Company and its subsidiaries refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are the sale of a security with the commitment of the seller (Bank) to repurchase it, and of the purchaser to resell it in the future. Investments are remunerated between 73% and 100.8% of Interbank Deposit Certificate (Certificado de Depósito Interbancário - CDI) interest.

6 Bonds and Securities

The Company and its subsidiaries hold securities that yield variable interest rates. The term of these securities ranges from 1 to 52 months from the end of the reporting period.

Category	Index	Parent Company		Consolidated	
		09.30.2019	12.31.2018	09.30.2019	12.31.2018
Quotas in Funds (a)	CDI	90	123,560	207,718	286,855
Bank Deposit Certificates - CDB	95.0% to 101% of CDI	-	-	49,759	50,629
Committed Operation	96.5% to 100% of CDI	-	-	3,594	6,116
Financial Treasury Bonds - LFT	Selic	-	-	725	696
		90	**123,560**	**261,796**	**344,296**
	Current	**90**	**123,560**	**1,403**	**124,862**
	Noncurrent	**-**	**-**	**260,393**	**219,434**

Interbank Deposit Certificate - CDI
Interest rate equivalent to the reference rate of the Special System for Settlement and Custody - Selic
(a) These are fixed income funds in the Parent Company and reserve accounts intended to comply with contracts with

7 Trade Accounts Receivable

Consolidated	Balances falling due	Overdue up to 90 days	Overdue for 90 days	Total 09.30.2019	Total 12.31.2018
Customers					
Residential	357,071	193,177	21,845	572,093	584,621
Industrial	233,143	30,317	82,074	345,534	409,096
Commercial	272,718	52,414	26,953	352,085	379,449
Rural	67,956	17,265	5,311	90,532	89,634
Public Entities	42,519	5,616	3,878	52,013	56,920
Public lighting	41,609	221	3	41,833	39,114
Public service	45,632	1,297	561	47,490	42,702
Unbilled	549,169	-	-	549,169	538,245
Energy installments plan (7.1)	131,717	16,049	57,104	204,870	197,951
Low income subsidy - Eletrobras	11,397	-	-	11,397	11,958
Other receivables	33,586	23,205	82,532	139,323	138,116
	1,786,517	**339,561**	**280,261**	**2,406,339**	**2,487,806**
Concessionaires, Permission holder and Trading Companies					
Energy supplies					
Energy purchase agreements in the regulated market - CCEAR	11,766	16	5,562	17,344	10,882
Bilateral contracts	116,034	1,684	7,420	125,138	101,594
CCEE (7.2)	188,675	-	119,665	308,340	323,657
Unbilled	206,185	-	-	206,185	137,076
Quota system and Reimbursement to generators	-	-	1,284	1,284	2,994
	522,660	**1,700**	**133,931**	**658,291**	**576,203**
Charges from using transmission grid	**182,415**	**5,770**	**8,507**	**196,692**	**208,060**
Telecommunications	**49,791**	**10,108**	**7,953**	**67,852**	**62,985**
Gas distribution	**92,946**	**3,026**	**10,850**	**106,822**	**103,340**
Expected credit losses (7.3)	**(4,765)**	**(9,197)**	**(317,392)**	**(331,354)**	**(331,388)**
	2,629,564	**350,968**	**124,110**	**3,104,642**	**3,107,006**
Current				**3,037,616**	**2,944,091**
Noncurrent				**67,026**	**162,915**

7.1 Energy installments plan

The trade accounts receivable renegotiated are discounted to present value as of September 30, 2019, taking into consideration the future value, the maturity dates, the dates of settlement and the discount rate ranging from 0.12% to 2.67% p.m.

7.2 Electricity Trading Chamber - CEEE

Balance receivable by the electricity generation, trading and distribution subsidiaries deriving from the positive position in the monthly settlement of the spot market centralized by CCEE. Amounts are received in the second month following the recognition of revenue or offset against future settlements when the result is negative for the subsidiary.

The Company is challenging in court the request for exemption of responsibility so that the obligation to supply the energy sold from Colíder HPP should be postponed (Note 18.4).

From the amount determined by CCEE, for the controversial portion arising from the effects of the injunction for exemption of responsibility of Colíder HPP, an allowance for expected losses was recognized in the amount of R$119,665 (Note 7.3).

7.3 Expected credit losses

Consolidated	Balance as of January 01, 2019	Additions / (Reversals)	Reversal of write offs	Balance as of September 30, 2019
Customers				
Residential	21,722	57,487	(48,758)	30,451
Industrial	87,197	17,983	(22,141)	83,039
Commercial	69,717	17,244	(25,196)	61,765
Rural	3,810	1,071	(1,298)	3,583
Public Entities	4,874	419	(379)	4,914
Public lighting	120	(109)	-	11
Public service	199	65	(41)	223
Unbilled	1,502	(147)	-	1,355
Adjustment to present value	(2,883)	1,259	-	(1,624)
	186,258	**95,272**	**(97,813)**	**183,717**
Concessionaires, Permission holder and Trading Companies				
CCEE (7.2)	119,665	-	-	119,665
Concessionaries and permission holder	9,474	2,809	(10)	12,273
	129,139	**2,809**	**(10)**	**131,938**
Telecommunications	**3,879**	**9,359**	**(9,921)**	**3,317**
Gas distribution	**12,112**	**842**	**(572)**	**12,382**
	331,388	**108,282**	**(108,316)**	**331,354**

8 CRC Transferred to the Paraná State Government

The Company's Management and the Paraná State Government formalized on October 31, 2017 the fifth amendment to the agreement for renegotiation of the Account for Compensation of Income and Losses - CRC. The State of Paraná complied with the agreed terms and made the payments of the monthly interest until December 2017. With the end of the grace period, the State of Paraná has complied with the payments under the agreed terms, remaining 67 monthly installments to be paid.

8.1 Changes in CRC

	Balance as of January 01, 2019	Interest	Monetary variations	Amortizations	Balance as of September 30, 2019
	1,445,042	66,940	57,159	(208,939)	1,360,202
Current	**190,876**				**206,962**
Noncurrent	**1,254,166**				**1,153,240**

8.2 Maturity of noncurrent installments

2020	56,558
2021	226,632
2022	241,704
2023	257,778
2024	274,922
After 2024	95,646
	1,153,240

COPEL
Companhia Paranaense de Energia

GOVERNO DO ESTADO DO PARANÁ

9 Net Sectorial Financial Assets and Liabilities

9.1 Composition of net sectorial financial assets and liabilities balances per tariff cycle

Consolidated	09.30.2019		12.31.2018	
	Current	Noncurrent	Current	Noncurrent
Sectorial financial assets - Electricity rate adjustment recoverable 2018				
Portion A				
Electricity purchased for resale - CVA Energ	-	-	274,495	-
Electricity purchased for resale - Itaipu	-	-	278,072	-
Transport of energy using the transmission system - basic grid	-	-	28,100	-
Transport of energy purchased from Itaipu	-	-	8,312	-
System Service Charges - ESS	-	-	(240,248)	-
Energy Development Account - CDE	-	-	16,434	-
Proinfa	-	-	3,007	-
Other financial components				
Neutrality	-	-	42,605	-
Overcontracting	-	-	(46,972)	-
Hydrological risk	-	-	(175,117)	-
Tariff refunds	-	-	(36,840)	-
CVA Angra III Adjustment	-	-	6,272	-
Other	-	-	5,429	-
	-	-	**163,549**	-
Sectorial financial assets - Electricity rate adjustment recoverable 2019				
Portion A				
Electricity purchased for resale - CVA Energ	357,547	-	176,198	176,198
Electricity purchased for resale - Itaipu	520,903	-	304,086	304,086
Transport of energy using the transmission system - basic grid	(71,777)	-	(29,307)	(29,307)
Transport of energy purchased from Itaipu	15,107	-	7,469	7,469
System Service Charges - ESS	(243,658)	-	(120,862)	(120,862)
Energy Development Account - CDE	150,080	-	71,325	71,325
Proinfa	12,965	-	(10)	(9)
Other financial components	-	-	-	-
Neutrality	45,137	-	40,212	40,211
Offset of energy surplus/deficit under CCEAR bilateral contracts	18,533	-	-	-
Overcontracting	(177,371)	-	(95,722)	(95,722)
Hydrological risk	(181,540)	-	(71,958)	(71,958)
Tariff refunds	(66,188)	-	(23,796)	(23,796)
Other	(681)	-	-	-
	379,057	-	**257,635**	**257,635**
Sectorial financial assets - Electricity rate adjustment recoverable 2019				
Portion A				
Electricity purchased for resale - CVA Energ	27,739	83,218	-	-
Electricity purchased for resale - Itaipu	72,535	217,604	-	-
Transport of energy using the transmission system - basic grid	3,005	9,015	-	-
Transport of energy purchased from Itaipu	2,419	7,258	-	-
System Service Charges - ESS	(12,818)	(38,455)	-	-
Energy Development Account - CDE	19,085	57,256	-	-
Proinfa	15	44	-	-
Other financial components	-	-	-	-
Neutrality	9,051	27,154	-	-
Offset of energy surplus/deficit under CCEAR bilateral contracts	4,999	14,996	-	-
Overcontracting	(6,470)	(19,411)	-	-
Hydrological risk	(32,368)	(97,105)	-	-
Tariff refunds	(6,425)	(19,275)	-	-
	80,767	**242,299**	-	-
	459,824	**242,299**	**421,184**	**257,635**

COPEL
Companhia Paranaense de Energia

GOVERNO DO ESTADO DO PARANÁ

Consolidated	09.30.2019		12.31.2018	
	Current	Noncurrent	Current	Noncurrent
Sectorial financial liabilities - Tariff Review 2021				
Financial components				
Tariff refunds	-	(101,032)	-	(96,531)
	-	**(101,032)**	-	**(96,531)**
	-	**(101,032)**	-	**(96,531)**

9.2 Changes in net sectorial financial assets and liabilities

Consolidated	Balance as of January 01, 2019	Operating revenues Constitution	Operating revenues Amortization	Financial results Updating	Rate flags	Balance as of September 30, 2019
Portion A						
Electricity purchased for resale - Itaipu	886,243	375,726	(486,183)	35,256	-	811,042
Electricity purchased for resale - CVA Energ	626,891	274,044	(420,372)	26,180	(38,239)	468,504
Transport of energy using the transmission system - basic grid	(30,514)	(25,050)	(1,702)	(2,491)	-	(59,757)
Transport of energy purchased from Itaipu	23,250	14,861	(14,349)	1,022	-	24,784
ESS	(481,972)	(135,209)	340,963	(18,713)	-	(294,931)
CDE	159,084	133,672	(74,075)	7,740	-	226,421
Proinfa	2,989	17,500	(8,047)	582	-	13,024
Other financial components						
Neutrality	123,028	16,621	(59,252)	945	-	81,342
Offset of energy surplus/deficit under CCEAR bilateral contracts	5,237	60,187	(26,896)	-	-	38,528
CVA Angra III Adjustment	6,272	-	(6,272)	-	-	-
Hydrological risk	(319,033)	(228,595)	242,073	(5,458)	-	(311,013)
Tariff refunds	(180,963)	(67,045)	61,250	(6,162)	-	(192,920)
Overcontracting	(238,416)	(21,791)	112,390	(5,383)	(50,052)	(203,252)
Others	192	(905)	60	(28)	-	(681)
	582,288	**414,016**	**(340,412)**	**33,490**	**(88,291)**	**601,091**
Current assets	**421,184**					**459,824**
Noncurrent assets	**257,635**					**242,299**
Noncurrent liabilities	**(96,531)**					**(101,032)**

10 Accounts Receivable - Concessions

Consolidated	09.30.2019	12.31.2018
Power distribution service concession (10.1)	811,533	783,023
Piped gas distribution service concession (10.2)	319,355	322,259
Bonus from the grant of concession agreements under the quota system (10.3)	639,075	625,772
Remeasurement of RBSE assets (10.4)	741,341	753,826
Generation concession agreements (10.5)	67,619	65,811
	2,578,923	**2,550,691**
Current	**57,802**	**53,177**
Noncurrent	**2,521,121**	**2,497,514**

10.1 Power distribution service concession

Balance as of January 1, 2019	**783,023**
Transfers from contract assets (Note 11.1)	14,712
Transfers to investments	(478)
Transfers to other receivables (assets held for disposal)	(1,575)
Fair value recognition	15,969
Incorporations (a)	(75)
Loss on disposal	(43)
Balance as of September 30, 2019	**811,533**

(a) Incorporation of assets and equipment through transfer free of charge, of which the amounts were classified in concession related receivables and in intangible assets (Note 19.1).

10.2 Piped gas distribution service concession

Balance as of January 1, 2019	**322,259**
Transfers from contract assets (Note 11.2)	7,347
Transfers to intangible assets (Note 19.3)	(18,832)
Fair value recognition	8,581
Balance as of September 30, 2019	**319,355**

10.3 Bonus from the grant of concession agreements under the quota system

Balance as of January 1, 2019	**625,772**
Transfers to electricity grid use charges - customers	(51,607)
Interest (Note 32)	64,910
Balance as of September 30, 2019	**639,075**

10.4 Remeasurement of RBSE financial assets

Balance as of January 1, 2019	**753,826**
Gain on the cash flow from the assets	65,595
Transfers to electricity grid use charges - customers	(78,080)
Balance as of September 30, 2019	**741,341**

Refers to the right to indemnification of Concession Agreement No. 060/2001 arising from the Annual Permitted Revenue - RAP not received in the period from January 2013 to June 2017. The balance includes monetary restatement and interest.

On June 27, 2017, ANEEL published Resolution 2,258 establishing the Annual Permitted Revenues (RAP) for the 2017-2018 tariff cycle, considering a court decision on the injunction of April 11, 2017 related to a lawsuit filed by business associations, which determines the deduction of the "compensation", provided for in article 15, paragraph 2 of Law 12,783/2013, on a temporary basis. The same decision was applied to the other tariff cycles. The compensation being challenged in court related to the cost of equity calculated for the RBSE assets from January 2013 to June 2017, at the time of filing of the lawsuit, is R$201,795.

Based on the opinion of its legal counsel, Copel GeT understands that this is a provisional decision that does not oppose its right to receive the due amounts related to RSBE assets, and that these are guaranteed by law. Therefore, the receivables considered in the receipt flow of this asset are recorded in noncurrent assets.

10.5 Power generation concession contract

Balance as of January 1, 2019	**65,811**
Gain on remeasurement of the cash flow	228
Reversal of impairment (Note 33.4)	1,580
Balance as of September 30, 2019	**67,619**

11 Contract assets

Consolidated	09.30.2019	12.31.2018
Power distribution service concession (11.1)	761,198	640,500
Piped gas distribution service concession (11.2)	30,537	25,718
Power transmission concession (11.3)	3,103,561	2,767,012
	3,895,296	**3,433,230**
Current	**103,836**	**85,019**
Noncurrent	**3,791,460**	**3,348,211**

11.1 Power distribution service concession contract

Consolidated	Assets	Special liabilities	Total
Balance as of January 1, 2019	**664,755**	**(24,255)**	**640,500**
Acquisitions	714,613	-	714,613
Customers contributions	-	(75,087)	(75,087)
Provision for legal claims added to the cost of the works	767	-	767
Transfers from/to intangible assets (Note 19.1)	(569,472)	69,957	(499,515)
Transfers from/to accounts receivable - concessions (Note 10.1)	(17,422)	2,710	(14,712)
Loss on disposal	(5,368)	-	(5,368)
Balance as of September 30, 2019	**787,873**	**(26,675)**	**761,198**

During the construction phase, the costs of loans and financing and debentures are capitalized. In the period ended on September 30, 2019, these costs totaled R$4,931 at the average rate of 0.26% p.y. (R$3,448, at the average rate of 0.25% p.y. on September 30, 2018).

11.2 Piped gas distribution service concession contract

Balance as of January 1, 2019	**25,718**
Acquisitions	12,166
Transfers to accounts receivable - concessions (Note 10.2)	(7,347)
Balance as of September 30, 2019	**30,537**

11.3 Transmission service concession contract

Balance as of January 1, 2019	**2,767,012**
Business combinations effects (Note 1.2)	117,942
Transfers to electricity grid use charges - customers	(205,287)
Transfers to property, plant and equipment	(2,555)
Transfers from litigations	(129)
Remuneration	267,063
Construction income	159,515
Balance as of September 30, 2019	**3,103,561**

12 Other Receivables

	Parent Company		Consolidated	
	09.30.2019	12.31.2018	09.30.2019	12.31.2018
Services in progress (a)	7,444	7,444	207,518	165,973
Fair value in the purchase and sale of power in the active market (Note 36.2.12)	-	-	131,781	14,793
Credits on purchases of gas (12.1)	-	-	111,350	112,003
CDE Transfer (12.2)	-	-	56,575	107,472
Advance payments to suppliers (b)	765	453	33,624	21,201
Advance payments to employees	267	319	18,279	22,096
Advance for severance estate	-	-	16,854	19,591
Decommissioning in progress	-	-	8,872	19,457
Tariff flag - CCRTB	-	-	4,436	28,725
Other receivables	407	6,255	58,889	80,833
	8,883	**14,471**	**648,178**	**592,144**
Current	**1,439**	**7,027**	**331,317**	**363,250**
Noncurrent	**7,444**	**7,444**	**316,861**	**228,894**

CCRTB - Centralizing account of Tariff Flag Resources.

(a) This item refers to services currently in progress within the Company, most of which are related to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose.

(b) Advances to suppliers provided on contractual clauses.

12.1 Credits on purchases of gas - Compagás

This balance refers to the gas acquisition of contracted and guaranteed volumes, higher than those actually withdrawn and used, and contains a future compensation clause. Compagás has the right to use the gas in subsequent months and can compensate the volume contracted and not consumed until 2022. According to the contractual provisions and consumption perspectives, derived from the review of the projects and scenarios for the next years, Compagás estimates to fully offset the contracted volumes in the course of its operation. The contracts with Petrobras provide for the right to dispose of this asset. The expiration date of the concession is in discussion with the Concession Grantor, as described in Note 2.1.1.

12.2 CDE Transfer

Balance to be transferred by the CDE referring to tariff discounts on the tariffs applicable to users defined in accordance with article 13, item VII, of Law 10,438/2002 and Decree 7,891/2013. The amount transferred to Copel DIS for the period from June 2018 to May 2019, in accordance with Resolution 2,402/2018, was R$62,699 per month. As from June 2019, this amount was changed to R$51,200 per month, by Resolution 2,559, dated June 18, 2019, which approved the result of the last Annual Tariff Adjustment.

13 Taxes...............

13.1 Deferred income tax and social contribution

13.1.1 Changes in deferred income tax and social contribution

Parent Company	Balance as of January 01, 2019	Recognized in income	Balance as of September 30, 2019
Noncurrent assets			
Provisions for legal claims	100,123	3,745	103,868
Amortization - concession	20,063	286	20,349
Provision for financing	3,455	-	3,455
Post-employment benefits	1,682	126	1,808
Others	51,174	1,506	52,680
	176,497	**5,663**	**182,160**
(-) Noncurrent liabilities			
Escrow deposits monetary variation	22,259	(1,731)	20,528
Transaction cost on borrowings and debentures	4,341	(292)	4,049
Financial instruments	2,529	1,444	3,973
	29,129	**(579)**	**28,550**
Net	**147,368**	**6,242**	**153,610**

Consolidated	Balance as of January 01, 2019	Recognized in income	Business combination effect (Note 1.2)	Balance as of September 30, 2019
Noncurrent assets				
Provisions for legal claims	573,177	(35,354)	6,237	544,060
Post-employment benefits	328,685	10,060	-	338,745
Impairment of assets	328,011	30,736	-	358,747
Research and development and energy efficiency programs	155,570	(138,771)	-	16,799
Provision for energy purchases	154,491	7,350	-	161,841
Expected credit losses	114,010	2,672	-	116,682
Social security contributions - injunction on judicial deposit	67,010	3,374	-	70,384
Amortization - concession	53,339	3,699	-	57,038
Tax losses and negative tax basis	71,140	40,602	-	111,742
Concession contracts	23,606	(975)	-	22,631
Provision for profit sharing	30,548	(2,640)	-	27,908
Financial instruments	12,232	(3,127)	-	9,105
Others	135,539	2,353	-	137,892
	2,047,358	**(80,021)**	**6,237**	**1,973,574**
(-) Noncurrent liabilities				
Concession contracts	613,658	70,392	(1,027)	683,023
Deemed cost	415,325	(25,315)	-	390,010
Escrow deposits monetary variation	64,167	(1,291)	-	62,876
Accelerated depreciation	32,682	-	-	32,682
Transaction cost on borrowings and debentures	31,127	(1,502)	-	29,625
Others	40,758	77,247	-	118,005
	1,197,717	**119,531**	**(1,027)**	**1,316,221**
Net	**849,641**	**(199,552)**	**7,264**	**657,353**
Assets presented in the Statement of Financial Position	1,007,061			920,051
(-) Liabilities presented in the Statement of Financial Position	(157,420)			(262,698)

13.1.2 Realization of deferred taxes

	Parent Company		Consolidated	
	Assets	Liabilities	Assets	Liabilities
2019	2,076	(200)	80,633	(23,379)
2020	444	(2,306)	302,691	(126,337)
2021	181	(1,265)	224,525	(88,762)
2022	181	(279)	130,835	(110,315)
2023	181	-	106,557	(82,438)
2024 to 2026	543	-	177,487	(206,255)
2027 to 2029	178,554	(24,500)	950,846	(678,735)
	182,160	**(28,550)**	**1,973,574**	**(1,316,221)**

13.1.3 Unrecognized tax credits

As of September 30, 2019, UEG Araucária did not recognize income tax and social contribution credits on income tax and social contribution tax losses in the amount of R$58,666 for not having, at that moment, reasonable assurance of generation of future taxable profits sufficient to allow the utilization of these tax credits.

13.2 Other taxes recoverable and other tax obligations

	Parent Company		Consolidated	
	09.30.2019	12.31.2018	09.30.2019	12.31.2018
Current assets				
Recoverable ICMS (VAT)	-	-	99,883	96,072
Recoverable PIS/Pasep and Cofins taxes	-	321	30,070	64,200
Other recoverable taxes	-	-	1,061	570
	-	**321**	**131,014**	**160,842**
Noncurrent assets				
Recoverable ICMS (VAT)	-	-	63,949	50,306
PIS/Pasep and Cofins taxes	87,250	86,097	247,919	147,380
Other recoverable taxes	14	13	33,747	33,714
	87,264	**86,110**	**345,615**	**231,400**
Current liabilities				
ICMS (VAT) payable	-	-	188,540	185,634
PIS/Pasep and Cofins payable	-	-	78,923	115,345
IRRF on JSCP	-	-	-	23,687
Special Tax Regularization Program - Pert	-	-	48,744	46,777
Ordinary financing of taxes with the federal tax authorities	-	-	35,799	64,974
Other taxes	45	152	10,709	15,016
	45	**152**	**362,715**	**451,433**
Noncurrent liabilities				
Social security contributions - injunction on judicial deposit	2,776	2,602	207,416	197,413
Special Tax Regularization Program - Pert	-	-	454,944	471,665
Ordinary financing of taxes with the federal tax authorities	-	-	-	21,658
TCFRH (a)	-	-	136,304	101,821
Other taxes	-	-	4,721	4,175
	2,776	**2,602**	**803,385**	**796,732**

(a) Fee for Control, Monitoring and Inspection of Activities of Exploitation and Use of Water Resources - payment suspended due to injunction.

13.2.1 Pis/Pasep and Cofins credit on ICMS - Compagás

A final and unappealable ruling has been rendered in connection with the lawsuit through which Compagás was claiming exclusion of ICMS from the PIS/Pasep and Cofins tax bases. Due to this favorable ruling, the Company recorded the credit right of R$107,453 under Other Taxes Recoverable, with a corresponding entry of R$100,931 in operating income (Note 32) and R$6,522 in financial income (Note 34.1).

13.3 Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

	Parent Company		Consolidated	
		Restated		Restated
	09.30.2019	09.30.2018	09.30.2019	09.30.2018
Income before IRPJ and CSLL	**1,412,740**	**1,149,803**	**2,141,131**	**1,620,529**
IRPJ and CSLL (34%)	**(480,332)**	**(390,933)**	**(727,985)**	**(550,980)**
Tax effects on:				
Equity in income	486,603	364,090	13,679	72,734
Dividends	65	67	65	67
Non deductible expenses	(94)	(23)	(10,030)	(6,365)
Tax incentives	-	126	9,376	8,704
Unrecognized income and social contribution tax loss carry-forw ards	-	-	(24,312)	(21,355)
Setting up and/or offset of income tax and social contribution losses of prior years	-	-	-	5,147
Difference betw een the calculation bases of deemed profit and taxable profit	-	-	63,871	15,066
Others	-	26	619	(1,479)
Current IRPJ and CSLL	-	**(65,688)**	**(471,541)**	**(643,252)**
Deferred IRPJ and CSLL	**6,242**	**39,041**	**(203,176)**	**164,791**
Effective rate - %	-0.4%	2.3%	31.5%	29.5%

	Controladora		Consolidado	
		Restated		Restated
	07.01.2019 to 09.30.2019	07.01.2018 to 09.30.2018	07.01.2019 to 09.30.2019	07.01.2018 to 09.30.2018
Income before IRPJ and CSLL	**563,116**	**421,471**	**811,317**	**542,185**
IRPJ and CSLL (34%)	**(191,460)**	**(143,300)**	**(275,848)**	**(184,343)**
Tax effects on:				
Equity in income	200,102	146,452	11,063	44,550
Dividends	8	1	8	1
Non deductible expenses	(7)	(12)	(1,652)	(755)
Tax incentives	(84)	33	2,331	3,052
Unrecognized income and social contribution tax loss carry-forw ards	-	-	(7,006)	(6,760)
Setting up and/or offset of income tax and social contribution losses of prior years	-	-	3,348	2,177
Difference betw een the calculation bases of deemed profit and taxable profit	-	-	69,297	34,411
Others	(12)	14	653	(3,645)
Current IRPJ and CSLL	**5,907**	**(2,912)**	**(21,442)**	**(201,875)**
Deferred IRPJ and CSLL	**2,640**	**6,100**	**(176,364)**	**90,563**
Effective rate - %	-1.5%	-0.8%	24.4%	20.5%

14 Prepaid Expenses

Consolidated	**09.30.2019**	**12.31.2018**
Risk premium - GSF renegotiation (14.1)	4,770	12,574
Others	36,019	31,535
	40,789	**44,109**
Current	**40,635**	**40,819**
Noncurrent	**154**	**3,290**

14.1 Hydrological risk renegotiation (Generation Scaling Factor - GSF)

Consolidated	Balance as of January 01, 2019	Amortization	Transfers	Balance as of September 30, 2019
Risk premium - current asset	9,394	(7,804)	3,180	4,770
Risk premium - noncurrent asset	3,180	-	(3,180)	-
Intangible	38,707	(5,280)	-	33,427
	51,281	**(13,084)**	**-**	**38,197**
Risk premium to be amortized - prepaid expenses	**12,574**			**4,770**
Grant extension period - intangible	**38,707**			**33,427**

15 Receivables from Related Parties

	Parent Company		Consolidated	
	09.30.2019	12.31.2018	09.30.2019	12.31.2018
Current assets				
Controlling shareholders				
State of Paraná - Morar Bem Program	-	-	234	-
Subsidiaries				
Structure sharing	5,033	8,134	-	-
Nocurrent assets				
Subsidiaries				
Copel DIS (15.1)	113,895	104,751	-	-
Current liabilities				
Subsidiaries				
Structure sharing	1,087	755	-	-

15.1 Copel DIS - Financing transferred - STN

The Company transferred loans and financing to its wholly-owned subsidiaries at the time of its establishment in 2001. However, since the contracts for the transfers to the subsidiaries were not subject to formalization with the financial institutions, these commitments are also recorded in the Parent company.

The balance with Copel DIS refers to the National Treasury Department - STN financing, transferred with the same levy of charges assumed by the Company (Note 22) and shown as obligations for loans and financing at Copel DIS.

16 Judicial Deposits

	Parent Company		Consolidated	
	09.30.2019	12.31.2018	09.30.2019	12.31.2018
Taxes claims	**121,762**	**131,791**	**368,349**	**369,423**
Labor claims	**155**	**49**	**76,471**	**84,908**
Civil				
Civil	-	-	53,859	63,484
Easements	-	-	3,123	3,280
Customers	-	-	1,698	1,861
	-	**-**	**58,680**	**68,625**
Others	**149**	**-**	**5,712**	**5,334**
	122,066	**131,840**	**509,212**	**528,290**

17 Investments

17.1 Changes in investments

Parent Company	Balance as of January 01, 2019	Equity	Investment/ Advance for future capital increase	Amorti-zation	Dividends and JSCP	Balance as of September 30, 2019
Subsidiaries						
Copel GeT	8,911,964	866,081	-	-	-	9,778,045
Copel DIS	5,908,755	495,043	-	-	(198,065)	6,205,733
Copel TEL	638,873	(71,613)	32,200	-	-	599,460
Copel REN	28,749	395	-	-	-	29,144
Copel Energia	83,468	77,549	20,635	-	-	181,652
UEG Araucária (17.2)	74,132	(12,991)	7,486	-	-	68,627
Compagás (17.2)	221,654	54,672	-	-	-	276,326
Elejor (17.2)	37,785	18,428	-	-	(20,987)	35,226
Elejor - concession rights	13,008	-	-	(565)	-	12,443
	15,918,388	**1,427,564**	**60,321**	**(565)**	**(219,052)**	**17,186,656**
Joint Ventures						
Voltalia São Miguel do Gostoso I (17.3)	110,568	(3,898)	2,940	-	-	109,610
Voltalia São Miguel do Gostoso - authorization rights	10,405	-	-	(275)	-	10,130
	120,973	**(3,898)**	**2,940**	**(275)**	**-**	**119,740**
Associates						
Dona Francisca Energética (17.4)	29,144	7,514	-	-	(7,495)	29,163
Other	2,062	2	123	-	-	2,187
	31,206	**7,516**	**123**	**-**	**(7,495)**	**31,350**
	16,070,567	**1,431,182**	**63,384**	**(840)**	**(226,547)**	**17,337,746**

JSCP - Interest on capital

Consolidated	Balance as of January 01, 2019	Equity	Investment/ Advance for future capital increase	Capital decrease	Amorti-zation	Dividends and JSCP	Transfers	Balance as of September 30, 2019
Joint Ventures (17.3)								
Voltalia São Miguel do Gostoso I	110,568	(3,898)	2,940	-	-	-	-	109,610
Voltalia São Miguel do Gostoso - direito de autorização	10,405	-	-	-	(275)	-	-	10,130
Caiuá	74,639	3,323	-	-	-	-	-	77,962
Integração Maranhense	129,684	7,666	-	-	-	-	-	137,350
Matrinchã	673,216	28,652	-	-	-	-	-	701,868
Guaraciaba	356,941	7,986	-	(34,300)	-	-	-	330,627
Paranaíba	160,584	9,512	-	-	-	-	-	170,096
Mata de Santa Genebra	484,262	(49,792)	65,130	-	-	-	-	499,600
Cantareira	317,523	17,495	-	-	-	-	-	335,018
	2,317,822	**20,944**	**68,070**	**(34,300)**	**(275)**	**-**	**-**	**2,372,261**
Associates								
Dona Francisca Energética (17.4)	29,144	7,514	-	-	-	(7,495)	-	29,163
Foz do Chopim Energética (17.4)	8,227	11,851	-	-	-	(8,545)	-	11,533
Dominó Holdings	2,442	(79)	-	(735)	-	(1,181)	-	447
Other	9,115	2	123	-	-	-	-	9,240
	48,928	**19,288**	**123**	**(735)**	**-**	**(17,221)**	**-**	**50,383**
Investment property	**1,342**	**-**	**-**	**-**	**(4)**	**-**	**484**	**1,822**
Advance for future capital future capital increase	**142**	**-**	**133,597**	**-**	**-**	**-**	**(133,739)**	**-**
	2,368,234	**40,232**	**201,790**	**(35,035)**	**(279)**	**(17,221)**	**(133,255)**	**2,424,466**

17.2 Subsidiaries with non-controlling interests

17.2.1 Summarized financial information

Balance as of September 30, 2019	Compagás	Elejor	UEG Araucária
ASSETS	**812,291**	**620,366**	**397,201**
Current assets	221,470	70,275	22,775
Noncurrent assets	590,821	550,091	374,426
LIABILITIES	**812,291**	**620,366**	**397,201**
Current liabilities	136,009	85,326	37,055
Noncurrent liabilities	134,467	484,718	54,445
Equity	541,815	50,322	305,701
STATEMENT OF INCOME			
Operating revenues	668,088	168,120	398
Operating costs and expenses	(511,214)	(65,757)	(62,001)
Financial results	6,464	(62,487)	676
Income tax and social contribution	(56,140)	(13,550)	(4,034)
Net income (loss)	**107,198**	**26,326**	**(64,961)**
Other comprehensive income	-	-	-
Total comprehensive income	**107,198**	**26,326**	**(64,961)**
STATEMENTS OF CASH FLOWS			
Cash flows from operational activities	71,924	47,648	(42,389)
Cash flows from investment activities	(12,163)	(108)	(96)
Cash flows from financing activities	(27,026)	(49,064)	29,833
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	**32,735**	**(1,524)**	**(12,652)**
Cash and cash equivalents at the beginning of the year	90,155	42,886	21,516
Cash and cash equivalents at the end of the year	122,890	41,362	8,864
CHANGE IN CASH AND CASH EQUIVALENTS	**32,735**	**(1,524)**	**(12,652)**

17.2.2 Changes in equity attributable to non-controlling shareholders

Participation in capital stock	Compagás: 49%	Elejor: 30%	UEG Araucária: 20%	Consolidated
Balance as of January 1, 2019	**212,962**	**16,193**	**74,134**	**303,289**
Net income (loss)	52,527	7,898	(12,993)	47,432
Deliberation of additional dividends proposed	-	(3,335)	-	(3,335)
Dividends	-	(5,659)	-	(5,659)
Balance as of September 30, 2019	**265,489**	**15,097**	**61,141**	**341,727**

17.3 Total balances of the groups of assets, liabilities, profit or loss and equity interest in commitments and contingent liabilities of the main joint ventures

Balance as of September 30, 2019	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
ASSETS	**225,905**	**268,966**	**472,230**	**2,218,877**	**1,222,548**	**1,593,376**	**2,366,102**	**1,478,939**
Current assets	**8,342**	**31,006**	**47,794**	**323,751**	**152,747**	**174,150**	**193,306**	**176,803**
Cash and cash equivalents	6,200	4,098	2,097	113,663	48,962	22,184	2,758	46,604
Other current assets	2,142	26,908	45,697	210,088	103,785	151,966	190,548	130,199
Noncurrent assets	**217,563**	**237,960**	**424,436**	**1,895,126**	**1,069,801**	**1,419,226**	**2,172,796**	**1,302,136**
LIABILITIES	**225,905**	**268,966**	**472,230**	**2,218,877**	**1,222,548**	**1,593,376**	**2,366,102**	**1,478,939**
Current liabilities	**2,209**	**28,086**	**67,312**	**136,901**	**70,575**	**84,502**	**145,216**	**67,542**
Financial liabilities	-	7,585	13,469	75,231	31,148	58,121	84,207	52,263
Other current liabilities	2,209	20,501	53,843	61,670	39,427	26,381	61,009	15,279
Noncurrent liabilities	-	**81,774**	**124,611**	**649,593**	**477,224**	**814,602**	**1,223,680**	**727,686**
Financial liabilities	-	51,772	81,592	648,651	470,137	587,848	1,223,680	506,236
Other noncurrent liabilities	-	30,002	43,019	942	7,087	226,754	-	221,450
Equity	**223,696**	**159,106**	**280,307**	**1,432,383**	**674,749**	**694,272**	**997,206**	**683,711**
STATEMENT OF INCOME								
Net operating income	-	17,141	29,842	147,251	76,434	139,078	274,859	93,257
Operating costs and expenses	(88)	(3,304)	(3,519)	(37,587)	(16,256)	(25,304)	(352,662)	(3,648)
Financial results	94	(3,588)	(5,188)	(45,332)	(32,260)	(41,577)	(72,776)	(35,534)
Equity in income of subsidiaries	(7,960)	-	-	-	-	-	-	-
Income tax and social contribution	-	(3,467)	(5,490)	(5,860)	(11,619)	(33,374)	51,194	(18,369)
Net income (loss)	**(7,954)**	**6,782**	**15,645**	**58,472**	**16,299**	**38,823**	**(99,385)**	**35,706**
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income	**(7,954)**	**6,782**	**15,645**	**58,472**	**16,299**	**38,823**	**(99,385)**	**35,706**
Investment interest - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	109,610	77,962	137,350	701,868	330,627	170,096	499,600	335,018

As of September 30, 2019, Copel's interest in the commitments assumed from its joint ventures is equivalent to R$11,167 (R$81,263 as of December 31, 2018) and in contingent liabilities is equivalent to R$47,339 (R$40,324 as of December 31, 2018).

17.4 Total balances of the groups of assets, liabilities, profit or loss and equity interest in contingent liabilities of the main associates

Balance as of September 30, 2019	Dona Francisca	Foz do Chopim
ASSETS	**134,034**	**59,898**
Current assets	15,708	28,977
Noncurrent assets	118,326	30,921
LIABILITIES	**134,034**	**59,898**
Current liabilities	4,376	2,513
Noncurrent liabilities	3,024	25,140
Equity	126,634	32,245
STATEMENT OF INCOME		
Net operating income	52,900	43,144
Operating costs and expenses	(18,820)	(8,623)
Financial income (expense)	399	418
Income tax and social contribution	(1,854)	(1,807)
Net income	**32,625**	**33,132**
Other comprehensive income	-	-
Total comprehensive income	**32,625**	**33,132**
Investment interest - %	23.0303	35.7700
Investment book value	29,163	11,533

As of September 30, 2019, Copel's interest in the contingent liabilities of its associates is equivalent to R$72,423 (R$61,341 as of December 31, 2018).

18 Property, Plant and Equipment

18.1 Property, plant and equipment by asset class

Consolidated	Cost	Accumulated depreciation	09.30.2019	Cost	Accumulated depreciation	12.31.2018
In service						
Reservoirs, dams and aqueducts	7,817,941	(4,350,937)	3,467,004	6,643,087	(4,216,613)	2,426,474
Machinery and equipment	8,343,568	(2,715,954)	5,627,614	5,648,292	(2,674,150)	2,974,142
Buildings	2,514,744	(1,070,051)	1,444,693	1,500,990	(1,021,783)	479,207
Land	503,481	(25,292)	478,189	375,286	(18,184)	357,102
Vehicles and aircraft	47,448	(44,459)	2,989	47,744	(41,978)	5,766
Furniture and tools	22,065	(13,611)	8,454	22,057	(12,642)	9,415
(-) Impairment (18.7 and 18.8)	(967,171)	-	(967,171)	(3,489)	-	(3,489)
(-) Special Obligations	(68)	34	(34)	(68)	27	(41)
	18,282,008	**(8,220,270)**	**10,061,738**	**14,233,899**	**(7,985,323)**	**6,248,576**
In progress						
Cost	855,216	-	855,216	5,789,780	-	5,789,780
(-) Impairment (18.7 and 18.8)	(151,579)	-	(151,579)	(1,197,693)	-	(1,197,693)
	703,637	**-**	**703,637**	**4,592,087**	**-**	**4,592,087**
	18,985,645	**(8,220,270)**	**10,765,375**	**18,825,986**	**(7,985,323)**	**10,840,663**

18.2 Changes in property, plant and equipment

Consolidated	Balance as of January 01, 2019	Additions / Impairment	Depreciation	Loss on disposal	Transfers	Balance as of September 30, 2019
In service						
Reservoirs, dams and aqueducts	2,426,474	-	(133,576)	(1)	1,174,107	3,467,004
Machinery and equipment	2,974,142	-	(226,110)	(97,414)	2,976,996	5,627,614
Buildings	479,207	-	(48,343)	-	1,013,829	1,444,693
Land	357,102	-	(7,107)	-	128,194	478,189
Vehicles and aircraft	5,766	-	(2,986)	(95)	304	2,989
Furniture and tools	9,415	-	(1,104)	(9)	152	8,454
(-) Impairment (18.7 and 18.8)	(3,489)	104,618	-	-	(1,068,300)	(967,171)
(-) Special Obligations	(41)	-	7	-	-	(34)
	6,248,576	**104,618**	**(419,219)**	**(97,519)**	**4,225,282**	**10,061,738**
In progress						
Cost	5,789,780	381,577	-	(13,732)	(5,302,409)	855,216
(-) Impairment (18.7 and 18.8)	(1,197,693)	(22,186)	-	-	1,068,300	(151,579)
	4,592,087	**359,391**	**-**	**(13,732)**	**(4,234,109)**	**703,637**
	10,840,663	**464,009**	**(419,219)**	**(111,251)**	**(8,827)**	**10,765,375**

18.3 Costs of loans and financing and debentures capitalized

The costs of loans and financing and debentures capitalized during the period ended on September 30, 2019 to R$3,384, at an average rate of 0.09% p.y. (R$3,303, at an average rate of 0.09% p.y. on September 30, 2018).

18.4 HPP Colíder

On March 9, 2019 and May 7, 2019, two generation units of the power plant started their commercial power generation operations, respectively, according to ANEEL Ordinances 673/2019 and 1,273/2019, both with installed power capacity of 100 MW. The third and last generation unit has scheduled start up of commercial power generation in December 2019.

As a result of unforeseeable circumstances and force majeure, the power plant had its commercial start-up delayed, which was initially scheduled for January 2015. Copel GeT submitted an application to ANEEL to exclude its responsibility, so that the obligation to supply energy could be postponed, which was not accepted by the Agency. Copel GeT filed a common lawsuit with the Court on December 18, 2017 applying for a preliminary injunction and requesting the reversal of the decision of the Agency. On April 6, 2018, the Federal Court of the 1st Region fully granted the preliminary injunction required by Copel Get in the Interlocutory Appeal to exempt it from any burden, charges or restrictions to the right arising from the delay in the implementation schedule of the Colíder HPP.

The contracted energy of the plant is 125 MW mean, and in the period from January 1, 2019 to September 30, 2019, the physical guarantee calculated represents 96,213 MW mean, due to the partial start of commercial operation, which took place in March 2019. For prior periods, the contract was fulfilled as follows:

- From January 2015 to May 2016, with suspension of energy delivery by operation because of the injunction obtained by Management;
- In June 2016, with partial reduction through a bilateral agreement;
- From July 2016 to December 2018, with reduction of all supply contracts of the CCEARs - Energy Trading Agreement in the Regulated Environment, through a bilateral agreement and participation in the New Energy and Decrease Clearing Facility ("Mecanismo de Compensação de Sobras e Déficits de Energia Nova - MCSD-EN"); and
- From January to March 2019, the firmed contracts in the regulated environment became effective again, however, energy supply continued suspended, in light of the injunction obtained by Management.

Since the trial on merits of the case is still outstanding, the contractual effects of both revenues and energy costs were recognized during the period till September 30, 2019, in profit or loss for the period for purposes of backing the outcome.

18.5 Joint operations - consortiums

The amounts recorded under property, plant and equipment referring to the share of interest of Copel GeT in consortiums are shown below:

Joint operations	Share Copel GeT (%)	Annual average rate (%)	09.30.2019	12.31.2018
HPP Gov. Jayme Canet Júnior (Mauá) - Consórcio Energético Cruzeiro do Sul	**51.0**			
In service			859,917	859,917
(-) Accumulated depreciation		3.43	(198,637)	(176,546)
In progress			16,405	22,738
			677,685	**706,109**
HPP Baixo Iguaçu (18.5.1)	**30.0**			
In service			695,954	-
(-) Accumulated depreciation		3.27	(13,274)	-
In progress			27,325	717,599
			710,005	**717,599**
			1,387,690	**1,423,708**

18.5.1 Consórcio Empreendedor Baixo Iguaçu - Cebi

Copel holds a 30% interest in Consórcio Empreendedor Baixo Iguaçu - Cebi. The purpose of the consortium is to build and operate the project known as Baixo Iguaçu Hydroelectric Plant, with installed capacity of 350.2 MW and physical guarantee of 171.3 MW mean, located on the Iguaçu River between the municipalities of Capanema and Capitão Leônidas Marques, and between the Governador José Richa Hydroelectric Plant and the Iguaçu National Park, in the State of Paraná. The plant is now 100% in commercial operation, the start of commercial operation of units 1 and 2 occurred in February 2019, and unit 3 occurred in April 2019.

18.6 Cutia wind farm project

Cutia wind farm project, located in the State of Rio Grande do Norte, is divided into two large complexes:

- Cutia Complex: composed of seven wind farms (Guajiru, Jangada, Potiguar, Cutia, Maria Helena, Esperança do Nordeste and Paraíso do Ventos do Nordeste), with 180.6 MW of total installed capacity, and 71.4 MW-mean of assured power. The complex has 86 wind turbines, all in commercial operation.
- Bento Miguel Complex: composed of six wind parks (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and São Miguel III) with total installed capacity of 132.3 MW and 54,8 MW-mean of assured power. The complex has 63 wind turbines, all in commercial operation.

18.7 Impairment of generation segment assets

The projects with impairment balances recorded on September 30, 2019 are the following:

Consolidated	Property, Plant and Equipment			
	Cost	Depreciation	Impairment	Value in use
HPP Colíder	2,469,565	(53,631)	(742,522)	1,673,412
Wind power complex Cutia	1,263,319	(33,363)	(78,848)	1,151,108
Wind power complex Bento Miguel	882,242	(18,691)	-	863,551
Consórcio Tapajós (a)	14,464	-	(14,464)	-
Power plants in Paraná	976,668	(60,838)	(202,692)	713,138
	5,606,258	**(166,523)**	**(1,038,526)**	**4,401,209**

(a) Project under development

In the period ended on September 30, 2019, the impairment changed as follows:

Consolidated	Balance as of January 01, 2019	Impairment	Transfer	Impairment September 30, 2019
In service				
UHE Colíder	-	(10,775)	(699,925)	(710,700)
Wind power complex Cutia	-	90,851	(168,250)	(77,399)
Wind power complex Bento Miguel	-	87,370	(87,370)	-
Power plants in Paraná	(3,489)	-	(112,756)	(116,245)
	(3,489)	**167,446**	**(1,068,301)**	**(904,344)**
In progress				
HPP Colíder	(731,265)	(482)	699,925	(31,822)
Wind power complex Cutia	(167,875)	(1,824)	168,250	(1,449)
Wind power complex Bento Miguel	(84,621)	(2,749)	87,370	-
Consórcio Tapajós	(14,464)	-	-	(14,464)
Power plants in Paraná	(199,468)	265	112,756	(86,447)
	(1,197,693)	**(4,790)**	**1,068,301**	**(134,182)**
	(1,201,182)	**162,656**	**-**	**(1,038,526)**

18.8 Property, Plant and Equipment of Copel Telecomunicações

The Company's Management continuously monitors the business environment of the telecommunications segment, paying particular attention to factors such as the increased competitiveness of the sector, the high degree of investment required to maintain its customer base and the expected return from this segment.

Considering that some of these factors directly influence the expectations of cash generation and expected return, in addition to Management's decision to evaluate the disposal of the telecommunications segment, including the recent hiring of advisors for this purpose, the Company reassessed the recovery indicators and, consequently, its estimates of the segment's property, plant and equipment ability to continue to generate future economic benefits. Given this new business environment, Management concluded that it is necessary to record estimated losses and to recognize losses due to the decommissioning of equipment and services, specifically for some asset groups, considering new information and also the Company's experience in managing this segment.

On September 30, 2019, estimated impairment losses of R$80,987 were recorded (Note 33.4) together with R$85,435 related to write-offs and remeasurement of values due to the decommissioning of assets (Note 33.6).

19 Intangible assets

Consolidated	09.30.2019	12.31.2018
Concession agreement - distribution of electricity (19.1)	5,615,240	5,390,063
Generation concession agreements/ authorization (19.2)	590,647	593,852
Concession agreement - piped gas distribution (19.3)	-	3,619
Others (19.4)	48,712	41,563
	6,254,599	**6,029,097**

19.1 Power distribution service concession

Consolidated	Intangible asset	Special liabilities	Total
Balance as of January 1, 2019	**8,212,792**	**(2,822,729)**	**5,390,063**
Incorporations (Note 10.1)	2,625	(2,550)	75
Transfers from contract assets (Note 11.1)	569,472	(69,957)	499,515
Transfers to investments	(7)	-	(7)
Transfers to other receivables	(1,531)	-	(1,531)
Amortization of quotas - concession (a)	(344,744)	100,806	(243,938)
Amortization of quotas - PIS/Pasep and Cofins credits	(8,047)	-	(8,047)
Loss on disposal	(20,890)	-	(20,890)
Balance as of September 30, 2019	**8,409,670**	**(2,794,430)**	**5,615,240**

(a) Amortization during the concession as of the start of commercial operations of the enterprises or based on the useful life of the assets, of the two the shortest.

19.2 Generation concession agreements

Consolidated	Concession contract (a)	Concession and authorization rights	Total
Balance as of January 1, 2019	**226,411**	**367,441**	**593,852**
Business combination effects (Note 1.2)	-	20,113	20,113
Amortization of quotas - concession and authorization (b)	(12,715)	(10,603)	(23,318)
Balance as of September 30, 2019	**213,696**	**376,951**	**590,647**

(a) Includes the balances of use of public asset and hydrological risk renegotiation
(b) Amortization during the concession/authorization as of the start of commercial operations of the enterprises.

19.3 Piped gas distribution service concession

Balance as of January 1, 2019	**3,619**
Transfers from accounts receivable - concessions (Note 10.2)	18,832
Amortization of quotas - concession	(22,451)
Balance as of September 30, 2019	**-**

19.4 Other intangible assets

Consolidated	in service	in progress	Total
Balance as of January 1, 2019	**25,630**	**15,933**	**41,563**
Acquisitions	-	3,554	3,554
Transfers from property, plant and equipment	118	9,888	10,006
Capitalizations for intangible in service	14,754	(14,754)	-
Amortization of quotas (a)	(6,232)	-	(6,232)
Amortization of quotas - PIS/Pasep and Cofins credits	(8)	-	(8)
Loss on disposal	-	(171)	(171)
Balance as of September 30, 2019	**34,262**	**14,450**	**48,712**

(a) Annual amortization rate: 20%.

20 Payroll, Social Charges and Accruals

	Parent Company		Consolidated	
	09.30.2019	12.31.2018	09.30.2019	12.31.2018
Social security liabilities				
Taxes and social contribution	888	1,529	32,289	54,653
Social security charges on paid vacation and 13th salary	921	731	43,202	30,010
	1,809	**2,260**	**75,491**	**84,663**
Labor liabilities				
Payroll, net	-	-	111	1,308
Vacation and 13th salary	3,153	2,480	139,668	101,327
Profit sharing	775	863	84,188	91,526
Voluntary retirement program	398	1,144	1,716	5,349
Other liabilities	-	-	1	6
	4,326	**4,487**	**225,684**	**199,516**
	6,135	**6,747**	**301,175**	**284,179**

21 Accounts Payable to Suppliers

Consolidated	09.30.2019	12.31.2018
Energy supplies	1,021,963	819,792
Materials and supplies	462,975	384,300
Natural gas for resale	103,909	95,478
Charges for use of grid system	174,891	169,629
	1,763,738	**1,469,199**
Current	**1,664,924**	**1,419,243**
Noncurrent	**98,814**	**49,956**

COPEL
Companhia Paranaense de Energia

GOVERNO DO ESTADO DO PARANÁ

22 Loans and Financing

Consolidated Contracts	Company	Allocation	Guarantees	Issue Date	Number of installment	Final maturity	Payment of charges	Contractual financial charges p.y.	Effective interest rate p.y.	Contract amount	09.30.2019	12.31.2018
FOREIGN CURRENCY												
National Treasury Department (STN - *Secretaria do Tesouro Nacional*)												
Par Bond	Copel	Debt negotiation	Guarantees deposited (22.1).	05.20.1998	1	04.11.2024	Half-yearly	6.0% + 0.20%	6.0% + 0.20%	17,315	46,506	42,914
Discount Bond				05.20.1998	1	04.11.2024	Half-yearly	3.5% + 0.20%	3.5% + 0.20%	12,082	67,389	61,837
Total foreign currency											**113,895**	**104,751**
LOCAL CURRENCY												
Banco do Brasil												
CCB 330.600.773	Copel DIS	Working capital.	Credit assignment.	07.11.2014	3	07.11.2019	Half-yearly	111.8% of DI	111.8% of DI	116,667	-	40,173
CFX 17/35959-7	Copel DIS			05.16.2017	2	05.06.2019	Quarterly	12.0%	12.0%	75,000	-	38,262
CCB 21/00851-5	Copel DIS			06.30.2017	2	06.13.2019	Quarterly	11.0%	11.0%	38,889	-	19,644
CCB 17/35960-0	Copel DIS			07.27.2017	2	07.17.2019	Quarterly	11.0%	11.0%	50,333	-	51,681
CFX 17/35958-9	Copel DIS			08.15.2017	2	08.05.2019	Quarterly	11.0%	11.0%	58,333	-	59,366
NCI 330.600.132	Copel HOL			02.28.2007	3	02.28.2019	Half-yearly	107.8% of DI	107.8% of DI	231,000	-	78,735
CCB 306.401.381	Copel HOL			06.21.2018	4	07.21.2021	Quarterly	120.00% of DI	129.28% of DI	640,005	648,814	648,953
NCI 306.401.445	Copel HOL			02.24.2017	2	02.15.2020	Half-yearly	124.5% of DI	136.15% of DI	77,000	38,844	79,225
											687,658	**1,016,039**
Eletrobras												
981/95	Copel DIS	National Program for Watering - Proni.	Own revenue; issue of promissory notes and commercial duplicates.	12.22.1994	80	08.15.2019	Quarterly	8.0%	8.0%	1,169	-	49
982/95				12.22.1994	80	11.15.2019	Quarterly	8.0%	8.0%	1,283	6	24
983/95				12.22.1994	80	11.15.2020	Quarterly	8.0%	8.0%	11	32	51
984/95				12.22.1994	80	11.15.2020	Quarterly	8.0%	8.0%	14	14	22
985/95				12.22.1994	80	08.15.2021	Quarterly	8.0%	8.0%	61	12	17
206/07		Rural Electricity Program - *Luz para Todos*.		03.03.2008	120	08.30.2020	Monthly	5.0%+ 1.0%	5.05%	109,642	8,185	14,882
273/09				02.18.2010	120	12.30.2022	Monthly	5.0%+ 1.0%	5.0%+ 1.0%	63,944	5,344	6,577
											13,593	**21,622**
Caixa Econômica Federal												
415.855-22/14	Copel DIS	Rural Electricity Program - *Luz para Todos*.	Own revenue; issue of promissory notes and commercial duplicates.	03.31.2015	120	12.08.2026	Monthly	6.0%	6.0%	16,984	13,886	15,298
3153-352		Acquisition of machinery, equipment and IT and automation equipment.	Assignment of trade notes receivable.	11.01.2016	36	12.15.2021	Monthly	5.5 % above TJLP	5.5 % above TJLP	1,156	373	496
											14,259	**15,794**
Finep												
21120105-00	Copel Tel	BEL project - ultra wide band intranet service (Ultra Wide Band - UWB).	Lock of proceeds received in current account.	07.17.2012	81	10.15.2020	Monthly	4.0%	4.39%	35,095	3,414	5,778
21120105-00				07.17.2012	81	10.15.2020	Monthly	3.5% + TR	3.88% + TR	17,103	2,884	4,881
											6,298	**10,659**
Promissory notes	Copel GeT	Payment of the first installment of debentures and cash enhancement of Copel Get.	Surety of Copel.	05.12.2017	1	05.12.2019	Single installment	117% of DI	117% of DI	500,000	-	572,419
											-	**572,419**
Banco do Brasil - BNDES Transfer												
21/02000-0	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	04.16.2009	179	01.15.2028	Monthly	2.13% above TJLP	2.13% above TJLP	169,500	98,762	107,324
											98,762	**107,324**

(continued)

Consolidated Contracts	Company	Allocation	Guarantees	Issue Date	Number of Installment	Final maturity	Payment of charges	Contractual financial charges p.y.	Effective interest rate p.y.	Contract amount	09.30.2019	12.31.2018
BNDES												
820989.1	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	03.17.2009	179	01.15.2028	Monthly	1.63% above TJLP	1.63% above TJLP	169,500	98,765	107,326
1120952.1		Implementation of transmission line between Foz do Iguaçu and Cascavel Oeste substations.	Assignment of receivables; revenue from energy transmission services.	12.16.2011	168	04.15.2026	Monthly	1.82% and 1.42% above TJLP	1.82% and 1.42% above TJLP	44,723	21,921	24,344
1220768.1		Implementation of Cavernoso II SHP.	Revenue from energy sales from the plant.	09.28.2012	192	07.15.2029	Monthly	1.36% above TJLP	1.36% above TJLP	73,122	47,444	50,908
13211061		Implementation of Colider HPP.	Assignment of receivables	12.04.2013	192	10.15.2031	Monthly	0% and 1.49% above TJLP	6.43% and 7.68%	1,041,155	813,415	844,940
13210331		Implementation of Cerquilho III substation.		12.03.2013	168	08.15.2028	Monthly	1.49% and 1.89% above TJLP	1.49% and 1.89% above TJLP	17,644	11,713	12,659
15206041		Implementation of transmission line Assis - Paraguaçu Paulista II.		12.28.2015	168	06.15.2030	Monthly	2.42% above TJLP	9.04%	34,265	22,951	24,477
15205921		Implementation of transmission lines Londrina - Figueira and Salto Osório - Foz do Chopim.		12.28.2015	168	12.15.2029	Monthly	2.32% above TJLP	8.93%	21,584	13,863	14,832
18205101		Implementation of Baixo Iguaçu HPP.		11.22.2018	192	06.15.2035	Monthly	1.94% above TJLP	8.50%	194,000	166,395	162,229
14205611-A	Copel DIS	Preservation of business, improvements, operating support and general investments in the expansion and consolidation of projects and social investment programs of companies (ISE).	Surety of Copel; assignment of revenues and indemnity rights under the concession.	12.15.2014	72	01.15.2021	Monthly	2.09% above TJLP	8.37%	41,583	9,367	14,591
14205611-B				12.15.2014	6	02.15.2021	Annual	2.09 above TR BNDES	2.09 above TR BNDES	17,821	8,073	11,992
14205611-C				12.15.2014	113	06.15.2024	Monthly	6.0%	6.0%	78,921	37,220	43,097
14205611-D				12.15.2014	57	02.15.2021	Monthly	TJLP	TJLP	750	13	20
14.2.1271.1	Santa Maria	Construction and implementation of wind generating plants.	Surety of Copel; pledge of shares; assignment of receivables and revenues.	06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	71,676	46,556	49,336
14.2.1272.1	Santa Helena			06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	82,973	50,515	53,531
11211521	GE Farol		Pledge of shares; assignment of receivables from energy sales from the project; assignment of machinery and equipment.	03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	54,100	42,363	45,158
11211531	GE Boa Vista			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	40,050	31,319	33,385
11211541	GE S.B. do Norte			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	90,900	71,028	75,715
11211551	GE Olho D'Água			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	97,000	75,857	80,862
18204611	Cutia		Pledge of shares; assignment of receivables.	10.25.2018	192	07.15.2035	Monthly	2.04% above TJLP	8.37%	619,405	616,749	517,083
13212221 - A	Costa Oeste	Implementation of transmission line between Cascavel Oeste and Umuarama Sul substations and implementation of Umuarama Sul substation.	Assignment of receivables; 100% of pledged shares.	12.03.2013	168	11.30.2028	Monthly	1.95% + TJLP	1.95% + TJLP	27,634	19,740	21,291
13212221 - B				12.03.2013	106	09.30.2023	Monthly	3.5%	3.5%	9,086	3,191	3,789
14205851 - A	Marumbi	Implementation of transmission line between Curitiba and Curitiba Leste and implementation of Curitiba Leste substation.		07.08.2014	168	06.30.2029	Monthly	2.00% + TJLP	2.00% + TJLP	33,460	25,274	27,134
14205851 - B				07.08.2014	106	04.30.2024	Monthly	6.0%	6.0%	21,577	10,377	12,076
											2,244,109	2,230,775
Total local currency											3,064,679	3,974,632
										Gross debt	3,178,574	4,079,383
										(-) Transaction cost	(28,032)	(32,076)
										Net debt	3,150,542	4,047,307
										Current	598,947	1,113,047
										Noncurrent	2,551,595	2,934,260

DI - Interbank Deposit Rate
IPCA - Inflation index (*Índice Nacional de Preços ao Consumidor Amplo, in Portuguese*)
TJLP - Long-term interest rate
TR - Referential Rate

22.1 Collateral and escrow deposits - STN

Constitution of guarantees, in the form of a cash guarantee, Par Bond, in the amount of R$59,039 (R$52,717 at December 31, 2018), and Discount Bond, in the amount of R$41,190 (R$36,838 at December 31, 2018), intended to the repayment of the amount of principal related to the STN contracts, upon maturity on April 11, 2024. The amounts are adjusted by applying the weighted average of the percentage changes of the Zero Coupon Bond prices of the United States of America Treasury, by the percentage share of each series of the instrument in the portfolio of collateral for repayment of principal, constituted pursuant to the Brazilian Financing Plan of 1992.

22.2 Breakdown of loans and financing by currency and index

Consolidated		09.30.2019	%	12.31.2018	%
Foreign currency - change in currencies in the period (%)					
U.S. Dollar	7.34	113,895	3.62	104,751	2.59
		113,895	**3.62**	**104,751**	**2.59**
Local currency - indexes at period end (%)					
TJLP	5.95	2,261,947	71.82	2,245,786	55.49
CDI	5.40	682,136	21.65	1,410,479	34.85
TR	0.00	2,861	0.09	4,842	0.12
IPCA	2.49	8,073	0.26	11,992	0.30
Without indexer (annual fixed rate)	-	81,630	2.56	269,457	6.65
		3,036,647	**96.38**	**3,942,556**	**97.41**
		3,150,542	**100.00**	**4,047,307**	**100.00**

22.3 Maturity of noncurrent installments

	Parent Company			Consolidated		
09.30.2019	Foreign currency	Local currency	Total	Foreign currency	Local currency	Total
2020	-	-	-	-	51,988	51,988
2021	-	316,291	316,291	-	520,017	520,017
2022	-	-	-	-	199,129	199,129
2023	-	-	-	-	197,286	197,286
2024	111,250	-	111,250	111,250	191,273	302,523
After 2024	-	-	-	-	1,280,652	1,280,652
	111,250	**316,291**	**427,541**	**111,250**	**2,440,345**	**2,551,595**

22.4 Changes in loans and financing

Parent Company	Foreign currency	Local currency	Total
Balance as of January 1, 2019	**104,751**	**798,634**	**903,385**
Charges	4,207	41,621	45,828
Monetary and exchange variations	7,604	-	7,604
Amortization - principal	-	(115,500)	(115,500)
Payment - charges	(2,667)	(42,619)	(45,286)
Balance as of September 30, 2019	**113,895**	**682,136**	**796,031**

Consolidated	Foreign currency	Local currency	Total
Balance as of January 1, 2019	**104,751**	**3,942,556**	**4,047,307**
Funding	-	742,333	742,333
Charges	4,207	210,081	214,288
Monetary and exchange variations	7,604	6,850	14,454
Amortization - principal	-	(1,609,388)	(1,609,388)
Payment - charges	(2,667)	(255,785)	(258,452)
Balance as of September 30, 2019	**113,895**	**3,036,647**	**3,150,542**

22.5 Covenants

The Company and its subsidiaries signed loans and financing agreements containing covenants that require economic and financial ratios to be maintained within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock of subsidiaries that would represent change of control without prior consent. Failing to fulfill these conditions may lead to accelerated debt repayment and/or fines.

As of December 31, 2018, the Company is in compliance with all covenants. As of September 30, 2019, Copel is in compliance with all other ratios and covenants.

The financial covenants contained in the agreements are presented below:

Company	Contract	Annual financial index	Limit
Copel GeT	BNDES Finem No. 820989.1 - Mauá Banco do Brasil No. 21/02000-0 - Mauá	EBITDA / Net financial results	≥ 1,3
Copel DIS	BNDES Finem No. 14205611	Financial indebtedness / adjusted EBITDA	≤ 4,0
Santa Maria	BNDES Finem No. 14212711	Debt service coverage ratio	≥ 1,3
Santa Helena	BNDES Finem No. 14212721		
São Bento Energia, Investimento e Participações GE Boa Vista S.A. GE Farol S.A. GE Olho D´Água S.A. GE São Bento do Norte S.A.	BNDES Assignment Agreement BNDES Finem No. 11211531 BNDES Finem No. 11211521 BNDES Finem No. 11211551 BNDES Finem No. 11211541	Debt service coverage ratio	≥ 1,3
Cutia	BNDES Finem No. 18204611	Debt service coverage ratio (a)	≥ 1,2
Costa Oeste	BNDES Finem No. 13212221	Debt service coverage ratio	≥ 1,3
Marumbi	BNDES Finem No. 14205851	Debt service coverage ratio	≥ 1,3

Financing for businesses - Finem
(a) financial ratio calculated based on the amounts of the consolidated financial statements of Cutia Empreendimentos Eólicos S.A.

23 Debentures

Company	Issue	Characteristics	Allocation	Guarantees	Issue Date	Number of installment	Final maturity	Payment of charges	Contractual financial charges p.y.	Effective interest rate p.y.	Contract amount	09.30.2019	12.31.2018
Copel	5th	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	05.13.2014	3	05.13.2019	Half-yearly	111.5% of DI	111.5% of DI	1,000,000	-	336,341
	6th				06.28.2017	1	06.28.2019	Single installment	117.0% of DI	117.0% of DI	520,000	-	586,230
	7th				01.19.2018	2	01.19.2021	Half-yearly	119.0% of DI	125.18% of DI	600,000	608,367	619,998
	8th		Payment of the 6th issue of debentures and working capital increase		06.14.2019	1	06.14.2022	Half-yearly	106.0% of DI	110.93% of DI	500,000	508,988	-
Copel GeT	1st	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	05.15.2015	3	05.15.2020	Annual	113.0% of DI	114.29% of DI	1,000,000	342,096	696,593
	2nd				07.13.2016	2	07.13.2019	Annual	121.0% of DI	121.0% of DI	1,000,000	-	517,565
	3rd				10.20.2017	3	10.20.2022	Half-yearly	126.0% of DI	131.21% of DI	1,000,000	1,034,475	1,014,685
	4th		Full early redemption of the 4th issue of the Company's trade promissory notes and partial payment of the 1st amortization installment of the 2nd issue of debentures.		07.23.2018	3	07.23.2023	Half-yearly	126.0% of DI	133.77% of DI	1,000,000	1,014,143	1,032,762
	5th	(b)	Reimbursement of expenses related to the construction of the Transmission Lines Araraquara II - Taubaté, Assis - Londrina and Foz do Chopim.		09.25.2018	5	09.15.2025	Half-yearly	IPCA + 7.6475%	IPCA+ 8.3295%	290,000	299,503	295,448
	6th (1st serie)	(c)	Full early redemption of the 5th issue of the Company's trade promissory notes and partial payment of the 2nd amortization installment of the 2nd issue of debentures.		07.15.2019	2	07.15.2024	Half-yearly	109.0% of DI	111.25% of DI	800,000	807,458	-
	6th (2nd serie)		Reimbursement of expenses related to the Colíder HPP and Baixo Iguaçu HPP projects		07.15.2019	1	17.15.2025	Half-yearly	IPCA + 3.90%	IPCA+ 4.46%	200,000	201,507	-
Copel DIS	2nd	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	10.27.2016	2	10.27.2019	Annual	124.0% of DI	130.37% of DI	500,000	267,960	253,226
	3rd				10.20.2017	2	10.20.2022	Half-yearly	126.0% of DI	130.85% of DI	500,000	517,238	507,342
	4th		Working capital and payment of the 1st installment of amortization of the 2nd issue of debentures.		09.27.2018	3	09.27.2023	Half-yearly	DI + spread 2.70%	CDI + 3.96%	1,000,000	1,000,314	1,020,260
Copel CTE	1st	(a)	Deployment, expansion and modernization of the telecommunication network.	Personal guarantee	10.15.2015	5	10.15.2024	Half-yearly	IPCA + 7.9633%	IPCA+ 8.1073%	160,000	197,135	188,278
	2nd				07.15.2017	1	07.15.2022	Half-yearly	IPCA + 5.4329%	IPCA+ 6.1036%	220,000	240,464	237,214
	3rd		Investments in the issuer.		05.15.2019	3	05.15.2024	Half-yearly	117.0% of DI	119.58% of DI	210,000	215,470	-
Brisa Potiguar	2nd (1st serie)	(d)	Implementation of wind generating plants.	Real and personal guarantee and pledge of Copel GeT shares.	03.24.2016	192	07.15.2032	Monthly	TJLP + 2.02%	TJLP + 2.02%	147,575	121,531	128,242
	2nd (2nd serie)				03.24.2016	192	07.15.2032	Monthly	IPCA + 9.87%	IPCA+ 10.92%	153,258	136,870	141,069
Cutia	1st	(b)	Construction and implementation of wind generating plants.	Personal guarantee	03.20.2019	26	12.15.2031	Half-yearly	IPCA + 5.8813%	IPCA+ 6.83%	360,000	361,532	-
Compagás	2nd	(e)	Fund investment plan of the issuer.	Floating	04.15.2016	54	12.15.2021	Quarterly	TJLP + 2.17%	TJLP + 2.17%	33,620	6,751	8,973
									SELIC + 2.17%	SELIC + 2.17%		6,508	8,678
											Gross debt	7,888,310	7,592,904
											(-) Transaction cost	(100,684)	(74,773)
											Net debt	7,787,626	7,518,131
											Current	1,062,759	2,184,881
											Noncurrent	6,724,867	5,333,250

(a) Simple debentures, single series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(b) Simple debentures, single series, not convertible into shares, with security interest and additional personal guarantee, for public distribution with restricted efforts, pursuant to CVM Instruction No. 476.
Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(c) Simple debentures, two series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(d) Simple debentures, two series, not convertible into shares, issued privately. Companies: Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus e Ventos de Santo Uriel. Guarantor: Copel. They have no trustee.
(e) Simple registered debentures, single series, with private issue and exclusive placement by BNDESPAR. Guarantor: Compagás. Trustee: BNDES Participações S.A. BNDESPAR.

23.1 Maturity of noncurrent installments

09.30.2019	Parent Company	Consolidated
2020	-	353,049
2021	298,202	1,652,515
2022	495,902	2,190,716
2023	-	1,275,789
2024	-	616,319
After 2024	-	636,479
	794,104	**6,724,867**

23.2 Changes in debentures

	Parent Company	Consolidated
Balance as of January 1, 2019	**1,538,080**	**7,518,131**
Funding	500,000	2,070,282
Charges and monetary variations	74,630	474,240
Amortization - principal	(853,400)	(1,713,339)
Payment - charges	(148,341)	(561,688)
Balance as of September 30, 2019	**1,110,969**	**7,787,626**

23.3 Covenants

Copel and its subsidiaries issued debentures containing covenants that require the maintenance of certain economic and financial ratios within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock that would represent change of control without prior consent from the debenture holders; not paying out dividends or interest on capital if it is in arrears in relation to honoring any of its financial obligations or not maintaining the financial ratios as determined without prior written consent of the debenture holders. Failing to fulfill these conditions may lead to accelerated redemption of debentures and regulatory penalties.

As of December 31, 2018, subsidiaries Nova Asa Branca I Energias Renováveis S.A., Nova Asa Branca II Energias Renováveis S.A., Nova Asa Branca III Energias Renováveis S.A., Nova Eurus IV Energias Renováveis S.A. and Ventos de Santo Uriel did not comply with the Debt Service Coverage Ratio - ICSD of 1.3, when calculating the ratio without considering the amount of compensation to suppliers of goods (NE 32.6 - b to the financial statements at December 31, 2018). On December 28, 2018, the Company requested preventively and received a letter from BNDES, referring to AE/DEENE2 101/2018, not declaring accelerated maturity of the debentures in 2018. Except for the foregoing, as of December 31, 2018, the Company is in compliance with all covenants.

As of September 30, 2019, all the other ratios and covenants have been fulfilled.

The financial covenants contained in the agreements are presented as follows:

Company	Contract	Annual financial index	Limit
Copel	7th issue of Debentures 8th issue of Debentures	Consolidated net debt / Consolidated EBITDA Debt service coverage ratio	≤ 3,5 ≥ 1,5
Copel GeT	1st issue of Debentures 3rd issue of Debentures 4th issue of Debentures 5th issue of Debentures 6th issue of Debentures		
Copel DIS	2nd issue of Debentures 3rd issue of Debentures 4th issue of Debentures		
Copel TEL	1st issue of Debentures 2nd issue of Debentures 3rd issue of Debentures		
Compagás	2nd issue of Debentures	Net debt / EBTIDA	≤ 3,5
		General Indebtedness	≤ 0,7
Nova Asa Branca I Nova Asa Branca II Nova Asa Branca III Nova Eurus IV Ventos de Santo Uriel	2nd issue of Debentures	Debt service coverage ratio	≥ 1,3
Cutia	1st issue of Debentures	Debt service coverage ratio (a)	≥ 1,2

(a) financial ratio calculated based on the amounts of the consolidated financial statements of Cutia Empreendimentos Eólicos S.A.

24 Post-employment Benefits

The Company and its subsidiaries sponsor private retirement and pension plans (Unified Plan and Plan III) and Healthcare Plan for medical and dental care ("ProSaúde II" and "ProSaúde III" Plans) for their active employees and their legal dependents. The lifetime sponsorship of the Healthcare Plan for retirees, pensioners and legal dependents is only applied to "Prosaúde II" plan participants.

24.1 Pension plan

The Unified Plan is a Defined Benefit plan - BD in which the income is predetermined, according to each individual's salary. This plan is closed for new participants since 1998.

The Plan III is a Variable Contribution plan - CV, being the only plan available for new participants.

The costs assumed by the sponsors for these plans are recognized according to the actuarial evaluation prepared annually by independent actuaries in accordance with CPC 33 (R1) - Employee Benefits, corresponding to IAS 19 and IFRIC 14. The economic and financial assumptions for purposes of the actuarial valuation are discussed with the independent actuaries and approved by the Parent company's Management.

24.2 Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits and conditions set in "ProSaúde II" and "ProSaúde III" Plans' regulations. Coverage includes periodic medical exams in both plans and is extended to all retirees and pensioners for life only in the "ProSaúde II" plan.

24.3 Balance sheet and statement of income

Amounts recognized in liabilities, under Post-employment benefits, are summarized below:

	Parent Company		Consolidated	
	09.30.2019	12.31.2018	09.30.2019	12.31.2018
Pension plans	4	7	1,084	1,149
Healthcare plans	5,318	4,947	997,261	967,614
	5,322	**4,954**	**998,345**	**968,763**
Current	**121**	**87**	**60,808**	**58,478**
Noncurrent	**5,201**	**4,867**	**937,537**	**910,285**

Amounts recognized in the statement of income are shown below:

	Parent Company		Consolidated	
	09.30.2019	09.30.2018	09.30.2019	09.30.2018
Employees				
Pension plans	393	404	53,437	56,121
Healthcare plan - post employment	456	421	74,693	72,814
Healthcare plan - active employees	612	616	65,319	64,701
(-) Transfers to construction in progress	-	-	(16,638)	(15,082)
	1,461	**1,441**	**176,811**	**178,554**
Management				
Pension plans	235	263	716	1,222
Healthcare plan	20	16	62	80
	255	**279**	**778**	**1,302**
	1,716	**1,720**	**177,589**	**179,856**

	Parent Company		Consolidated	
	07.01.2019 to 09.30.2019	07.01.2018 to 09.30.2018	07.01.2019 to 09.30.2019	07.01.2018 to 09.30.2018
Employees				
Pension plans	130	116	17,750	18,370
Healthcare plan - post employment	152	140	24,899	24,297
Healthcare plan - active employees	185	212	22,189	21,149
(-) Transfers to construction in progress	-	-	(5,757)	(5,011)
	467	**468**	**59,081**	**58,805**
Management				
Pension plans	88	129	240	556
Healthcare plan	13	12	28	35
	101	**141**	**268**	**591**
	568	**609**	**59,349**	**59,396**

24.4 Changes in post-employment benefits

	Parent Company	Consolidated
Balance as of January 1, 2019	**4,954**	**968,763**
Appropriation of actuarial calculation	456	74,693
Appropriation of pension and healthcare contributions	3,570	95,669
Amortizations	(3,658)	(140,780)
Balance as of September 30, 2019	**5,322**	**998,345**

25 Sectorial Charges Due

Consolidated	09.30.2019	12.31.2018
Energy Development Account - CDE	9,088	73,549
Global Reversal Reserve - RGR	19,418	6,323
Tariff flags	61,284	-
	89,790	**79,872**

26 Research and Development and Energy Efficiency

26.1 Balances recognized for investment in Research and Development (R&D) activities and the Energy Efficiency Program (EEP)

Consolidated	Amounts payable, before any related prepayments	Amounts payable to regulatory agencies	Other amounts payable	Balance as of 09.30.2019	Balance as of 12.31.2018
Research and Development - R&D					
FNDCT	-	5,617	-	5,617	4,725
MME	-	2,811	-	2,811	2,361
R&D	159,801	-	184,114	343,915	327,626
	159,801	**8,428**	**184,114**	**352,343**	**334,712**
Energy efficiency program - EEP					
Procel	-	13,449	-	13,449	15,792
EEP	30,353	-	251,397	281,750	242,231
	30,353	**13,449**	**251,397**	**295,199**	**258,023**
	190,154	**21,877**	**435,511**	**647,542**	**592,735**
			Circulante	**325,710**	**270,429**
			Não circulante	**321,832**	**322,306**

National Fund for Scientific and Technological Development - FNDCT
National Program of Electricity Conservation - Procel

26.2 Changes in R&D and EEP balances

Consolidated	FNDCT	MME	R&D	Procel	EEP	Total
Balance as of January 1, 2019	**4,725**	**2,361**	**327,626**	**15,792**	**242,231**	**592,735**
Business combination effects	20	10	1,464	-	-	1,494
Additions	23,600	11,800	23,601	6,797	27,184	92,982
Performance agreement	-	-	-	-	2,373	2,373
Selic interest rate (Note 34)	-	-	8,458	(375)	10,928	19,011
Transfers	-	-	-	(3,123)	3,123	-
Payments	(22,728)	(11,360)	-	(5,642)	990	(38,740)
Concluded projects	-	-	(17,234)	-	(5,079)	(22,313)
Balance as of September 30, 2019	**5,617**	**2,811**	**343,915**	**13,449**	**281,750**	**647,542**

27 Accounts Payable Related to Concessions

Consolidated	Company	Grant	Signature	Closing	Discount Rate	Annual Adjustment	09.30.2019	12.31.2018
HPP Mauá	Copel GeT	06.29.2007	07.03.2007	07.2042	5.65% p.y.	IPCA	16,887	16,709
HPP Colider	Copel GeT	12.29.2010	01.17.2011	01.2046	7.74% p.y.	IPCA	24,289	23,864
HPP Baixo Iguaçu	Copel GeT	07.19.2012	08.20.2012	01.2047	7.74% p.y.	IPCA	7,563	7,412
HPP Derivação Rio Jordão	Copel GeT	07.11.2013	02.24.2014	02.2019	7.74% p.y.	IPCA	-	47
HPP Fundão e HPP Santa Clara	Elejor	10.23.2001	10.25.2001	10.2036	11.00% p.y.	IGPM	549,768	536,131
							598,507	**584,163**
						Current	**70,990**	**67,858**
						Noncurrent	**527,517**	**516,305**

Discount rate applied to calculate present value
Real and net discount rate, compatible with the estimated long-term rate, not being linked to the expectation of return from the project.
Payment to the federal government
Monthly installments equivalent to 1/12 of the annual payment restated, as defined in the concession agreement.

27.1 Changes in accounts payable related to concessions

Balance as of January 1, 2019	**584,163**
Adjust to present value	(635)
Monetary variations	67,644
Payments	(52,665)
Balance as of September 30, 2019	**598,507**

28 Right-of-use asset and lease liability

With the adoption of CPC 06 (R2)/IFRS 16, the Company recognized right-of-use asset and lease liability as follows:

28.1 Right-of-use asset

Consolidated	Initial adoption on January 1, 2019	Additions	Amortization	Loss on disposal	Balance as of 09.30.2019
Real estate	57,461	2,371	(13,192)	(938)	45,702
Vehicles	57,564	4,433	(11,386)	(1,224)	49,387
Equipment	2,997	4,574	(866)	-	6,705
	118,022	**11,378**	**(25,444)**	**(2,162)**	**101,794**

28.2 Lease liability

28.2.1 Changes in lease liability

	Parent Company	Consolidated
Initial adoption on January 1, 2019	**385**	**118,022**
Additions	35	11,378
Charges	24	7,522
Amortization - principal	(104)	(22,337)
Payment - charges	(24)	(7,495)
Baixas	-	(2,203)
Balance as of September 30, 2019	**316**	**104,887**

The discount rate as of September 30, 2019 is 6.431% p.y., applied to the contracts started as from August 2019. On initial adoption, the rate used was 9.10% p.y.

28.2.2 Maturity of noncurrent installments

2020	8,316
2021	21,606
2022	22,737
2023	8,829
2024	9,425
After 2024	729
	71,642

28.3 Commitments from leases and rentals

For leases of low value assets, such as computers, printers and furniture, short-term leases, as well as for leases of land for development of wind power generation projects, whose payment is made based on variable remuneration, the amounts are recognized in the statement of income as operating costs and/or expenses (Note 33.6). The balance of commitments from leases and rentals is shown below:

Consolidated	Less than 1 year	1 to 5 years	Over 5 years	09.30.2019
Commitments from leases and rents	6,543	27,965	171,048	205,556

29 Other Accounts Payable

Consolidated	09.30.2019	12.31.2018
Obligations to customers in gas sales operations (a)	40,882	55,048
Customers (b)	36,051	70,713
Fair value in the purchase and sale of power in the active market (Note 36.2.12)	28,815	11,007
Public lighting rate collected	26,461	28,337
Aneel Order No. 084/2017 provision	26,008	24,314
Financial offset for the use of water resources	17,442	20,820
Pledges in guarantee	13,402	10,026
Investment acquisition	13,076	32,200
Reimbursements to customer contributions	4,954	5,036
Other liabilities	64,821	51,523
	271,912	**309,024**
Current	**154,355**	**192,070**
Noncurrent	**117,557**	**116,954**

(a) Refers to amounts paid for the purchase of contracted gas volumes not yet taken by customers.

(b) Of the balance at 12.31.2018, R$32,639 refers to amounts transferred from the Federal Government to Copel DIS, in accordance with ANEEL Directive Release No. 565/2018, for the reimbursement of consumers due to the exceeding amount collected from the Net Operating Revenue in the period from January 2010 to December 2012.

30 Provisions for Legal Claims and Contingent Liabilities

The Company and its subsidiaries are responsible for several legal and administrative proceedings before different courts. Based on assessments made by the Company's legal counsel, Management makes provisions for legal claims in which the losses are rated probable, when the criteria for recognition of provisioning described in Note 4.11 to the financial statements at December 31, 2018 are met.

The Company's management believes it is impracticable to provide information regarding the timing of any cash outflows related to the lawsuits for which the Company and its subsidiaries are responsible on the date of preparation of the quarterly information, in view of the unpredictability and dynamics of the Brazilian judicial, tax and regulatory systems, and that the final resolution depends on the conclusions of the lawsuits. For this reason, this information is not provided.

30.1 Provision for legal claims

30.1.1 Changes in provision for legal claims rated as involving probable losses

Consolidated		Income						
		Provision for litigations		Construction cost	Additions (Reversals)			
	Balances as of January 01, 2019	Additions	Reversals	Additions/(Rev.)	to assets	Discharges	Transfers/ Others	Balances as of September 30, 2019
Tax								
Cofins (a)	102,603	4,308	-	-	-	-	-	106,911
Others (b)	54,494	3,262	(8,387)	-	-	(967)	26,618	75,020
	157,097	**7,570**	**(8,387)**	-	-	**(967)**	**26,618**	**181,931**
Labors (c)	**612,782**	**109,367**	**(23)**	-	-	**(98,547)**	-	**623,579**
Employee benefits (d)	**85,199**	**16,891**	**(14,741)**	-	-	**(6,406)**	-	**80,943**
Civil								
Civil and administrative claims (e)	492,934	75,513	(34,384)	-	-	(191,027)	-	343,036
Easements (f)	118,147	533	(3,470)	11,047	582	(1,816)	45	125,068
Expropriations and property (g)	116,401	1,050	(4,501)	(4,132)	(914)	(9)	-	107,895
Customers (h)	5,209	347	(349)	-	-	-	-	5,207
Environmental (i)	3,531	108	(428)	-	-	-	-	3,211
	736,222	**77,551**	**(43,132)**	**6,915**	**(332)**	**(192,852)**	**45**	**584,417**
Regulatory (j)	**73,473**	**1,654**	**(545)**	-	-	**(1,046)**	-	**73,536**
	1,664,773	**213,033**	**(66,828)**	**6,915**	**(332)**	**(299,818)**	**26,663**	**1,544,406**

Parent company	Balance as of	Income		Balance as of
	January 01, 2019	Additions	Reversals	September 30, 2019
Tax				
Cofins (a)	102,603	4,308	-	106,911
Others (b)	30,040	547	-	30,587
	132,643	**4,855**	**-**	**137,498**
Labor (c)	**588**	**258**	**(1)**	**657**
Civil (e)	**142,773**	**6,092**	**-**	**148,865**
Regulatory (j)	**16,176**	**-**	**-**	**16,176**
	292,180	**11,205**	**(1)**	**303,196**

30.1.2 Description of nature and/or details of the principal lawsuits

a) Contribution for Social Security Funding (COFINS)

Plaintiff: Federal Revenue of Brazil

Cofins payables and respective interest and fines from August 1995 to December 1996, due to the termination of a judicial decision that had recognized the Company's exemption from Cofins.

Current status: pending judgment of appeal.

b) Other tax provisions

Claims related to federal, state and municipal taxes, fees and other charges on which the Company discusses the incidence or not, as well as their bases and amounts for payment.

c) Labor

Labor claims comprise claims filed by employees and former employees of Copel and its subsidiaries in connection with the payment of overtime differences, hazardous working conditions, transfer bonuses, salary equality/reclassification and other matters, and also claims by former employees of contractors and third-parties (secondary responsibility) involving indemnity and other matters.

d) Employee benefits

Labor claims comprise claims filed by retired former employees of Copel and its wholly-owned subsidiaries against the Copel Foundation, which will have consequential impact on the Company and its wholly-owned subsidiaries, since additional contributions will be required.

e) Civil and administrative claims

Lawsuits involving billing, supposed irregular procedures, administrative contracts and contractual fines, indemnity for accidents with the electric power network or vehicles.

The balance also contains amounts being discussed by arbitration under secrecy and confidentiality, in the discovery phase, with no decision having been handed down to date.

The main lawsuit is described below:

Plaintiff: Tradener Ltda. **Estimated amount:** R$12,106

Class lawsuit No. 588/2006 has already been rendered final and unappeasable, and the ruling recognized as valid the contractual commissions payable by the Company to Tradener. In the civil public lawsuit No. 0000219- 78.2003.8.16.0004, filed by the Prosecution Office, a decision has also been rendered ruling on the absence of irregularities in the electric power purchase agreement. Therefore, Tradener brought recovery lawsuits, seeking to receive its commissions.

Current status: Case record 0005990.22.2012.8.16.0004 - a final and unappealable ruling has been rendered on the lawsuit but only in relation to its amount. On August 22, 2019, the Company paid R$130,440 for the judgment against it plus 1% attorney's fees. However, Tradener filed a special appeal against such ruling seeking to increase attorney's fees to 10%. The Company filed a motion for clarification of ruling, which was dismissed. The Company awaits the final and unappealable ruling and its enforcement.

f) Easements

Lawsuits are filed challenging expropriation when there is a difference between the amount determined by Copel for payment and the amount claimed by the property owner and/or when the owner's documentation supporting title to the property may not be registered (when probate proceedings are still in progress, properties have no registry number with the land registry, etc.).

Cases may also arise from intervention in third-party adverse possession, either as a confronter, or in case of a property where there are areas of easement of passage, in order to preserve the limits and boundaries of expropriated areas.

g) Expropriations and property

Expropriation and property lawsuits are filled when there is a difference between the amount determined by Copel for payment and the amount claimed by the property owner and/or when the owner's documentation supporting title to the property may not be registered (in case probate proceedings are still in progress, properties have no registry number with the land registry, etc.).

Possessory lawsuits include those for repossession of property owned by the concession operator. Litigation arises when there is a need to repossess properties invaded or occupied by third parties in areas owned by the Company. Cases may also arise from intervention in third-party adverse possession, or owners or occupants of contiguous properties or even in cases of properties to preserve limits and boundaries of expropriated areas.

The main lawsuits are as follows:

Plaintiff: property owner **Estimated value:** R$27,276

Expropriation lawsuit for construction of electric substation that contests the indemnity amount.

Current status: lawsuit awaiting judgment at higher court.

Plaintiff: property owner **Estimated value:** R$10,126

Lawsuit for the expropriation of the area used for the reservoir of the Mauá Plant filed by Consórcio Energético Cruzeiro do Sul, of which Copel GeT participates with 51%, in which discusses the indemnity amount of the property that is in a submerged part.

Current status: Higher court decision, motions to clarify were filed, which have not yet been judged. After judgment of the motions to clarify, a special appeal will be filed seeking to reverse the decision.

h) Consumers

Lawsuits seeking compensation for damages caused in household appliances, industrial and commercial machines, lawsuits claiming damages for pain and suffering caused by service interruption and lawsuits filed by industrial consumers, challenging the lawfulness of the increase in electricity prices while Plano Cruzado (anti-inflation economic plan) was in effect and claiming reimbursement for the amounts paid by the Company.

i) Environmental

Public civil and class actions whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the lawsuits is unfavorable to the Company, Management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel GeT. They also include the Commitment Agreements (Termos de Ajuste de Conduta - TAC, in Portuguese), which refer to the commitments agreed-upon and approved between the Company and the relevant bodies, for noncompliance with any condition provided for by the Installation and Operating Licenses.

j) Regulatory

The Company has been challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations. The main action is described below:

Plaintiffs: Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A.

Estimated amount: R$53,120

Copel, Copel GeT and Copel DIS are challenging lawsuits filed against ANEEL's Decision 288/2002 involving these companies.

Current status: awaiting judgment.

30.2 Contingent liabilities

30.2.1 <u>Classification of lawsuits rated as possible losses</u>

Contingent liabilities are present obligations arising from past events for which no provisions are recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The following information concerns the nature of contingent liabilities of the Company and its subsidiaries and potential losses arising therefrom:

	Parent company		Consolidated	
	09.30.2019	12.31.2018	09.30.2019	12.31.2018
Tax (a)	169,258	160,139	596,969	568,512
Labor (b)	601	561	294,684	311,777
Employee benefits (c)	-	-	16,852	19,099
Civil (d)	487,072	473,430	1,248,750	1,286,466
Regulatory (e)	-	-	832,938	866,836
	656,931	**634,130**	**2,990,193**	**3,052,690**

30.2.2 Description of nature and/or details of the principal lawsuits

a) Tax

Claims related to federal, state and municipal taxes, fees and other charges on which the Company discusses the incidence or not, as well as their bases and amounts for payment . The main lawsuits are as follows:

Plaintiff: National Institute of Social Security (INSS) **Estimated amount:** R$111,375

Tax requirements related to the social security contribution.

Current status: awaiting judgment in the Administrative Council of Tax Appeals - CARF or at the judicial level.

Plaintiff: State Tax Authority **Estimated amount:** R$85,550

Copel Distribution received tax deficiency notice 6.587.156-4 from the State of Paraná for allegedly failing to pay ICMS (VAT) tax on the 'metered demand' highlighted in the electricity bills issued to a major consumer between May 2011 and December 2013.

The Company maintains its illegitimacy to appear in the taxable position of this tax assessment, since it was not included in the judicial proceeding, thus it cannot suffer the effects of the ruling rendered thereon, which would entail its illegitimacy to appear as liable taxpayer in tax deficiency notice 6.587.156-4.

Plaintiff: City halls **Estimated amount:** R$84,638

Tax Requirement on Urban Territorial Property on properties affected by the public electricity service. The case is pending judgment at lower court.

Plaintiff: City halls **Estimated amount:** R$60,938

City halls tax requirement as ISS on construction services provided by third parties.

Current status: pending judgment of answers filed at the administrative or judicial levels.

Plaintiff: Brazilian Federal Revenue Office **Estimated amount:** R$101,235

Requirement and administrative questioning related to federal taxes.

Current status: awaiting judgment in the Administrative Council of Tax Appeals - CARF or at the judicial level.

b) Labor

Labor claims comprise claims filed by employees and former employees of Copel and its subsidiaries in connection with the payment of overtime differences, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third-parties (secondary responsibility) involving indemnity and other matters.

c) Employee benefits

Labor claims comprise claims filed by retired former employees of the Company and its wholly-owned subsidiaries against the Copel Foundation, which will have consequential impact on the Company and its wholly-owned subsidiaries, since additional contributions will be required.

d) Civil

Lawsuits involving billing, supposed irregular procedures, administrative contracts and contractual fines, indemnity for accidents with the electric power network or vehicles, easements of passage, expropriations, patrimonial and environmental.

The balance also contains amounts being discussed by arbitration under secrecy and confidentiality, in the discovery phase, with no decision having been handed down to date.

The main lawsuits are as follows:

Plaintiff: Mineradora Tibagiana Ltda.

Lawsuit claiming compensation for alleged losses when this mining company was involved in the construction of the Mauá plant by the Energético Cruzeiro do Sul Consortium in which Copel GeT has a 51% stake. A final and unappealable ruling was rendered on September 4, 2019 on the lawsuit about validity of the mining permit granted to Mineradora Tibagiana , and the revocation of the Ordinance granting mining permit to Mineradora Tibagiana by the National Department of Mineral Production (Departamento Nacional de Produção Mineral - DNPM, in Portuguese) remained valid. Due to this, the risk assessment of the action was changed from possible to remote.

Plaintiffs: franchises of Agency/Copel store **Estimated amount:** R$48,565

Filling of a lawsuit by a former franchisee due to administrative franchise agreements of Copel Distribution Agency/store, with main claim of acknowledgement of sub-concession and transfer of services provided, with full transfer of the tariff amounts, and secondary claim for extension of the agreement and indemnity, with full transfer of the tariff amounts, among other amounts, currently with appeals pending trial.

Current status: awaiting judgment.

Plaintiff: Department of Roads and Roadworks **Estimated amount:** R$83,276

The Department of Roads and Roadworks (Departamento de Estradas e Rodagens - DER, in Portuguese) - issued a tax assessment notice to Copel Distribuição which, in turn, filed a lawsuit challenging DER's Charge for Use or Occupancy of Highway Domain Range, since the Company understands that this charge is unconstitutional because it has a confiscatory nature. Currently the process is concluded for rendering of the ruling.

e) Regulatory

The Company is challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations. The principal action is described below:

Plaintiff: Energia Sustentável do Brasil S.A. - ESBR **Estimated amount:** R$729,609

ESBR filed Ordinary Lawsuit No. 10426-71.2013.4.01.4100 against ANEEL in the Federal Court of Rondônia, whose ruling: (i) acknowledged the exclusion of liability for the 535-day schedule overrun in the construction of the Jirau Hydropower Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution 1,732/2013, which had recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL, pending judgment by the Federal Court of the 1st Region.

The practical consequence of the ruling was, at the time it exempted ESBR, to expose the distributors with whom it entered into power trading contracts (CCEARs) to the Short-Term Market and to the high value of the Settlement Price of the Differences (Preço de Liquidação das Diferenças - PLD, in Portuguese) in the period, including Copel DIS. This occurred because the rules for the sale of electricity require that all energy consumed should have a corresponding contractual coverage.

If the lawsuits are judged unfavorably against Copel, the amount will be classified as Sectorial Financial Asset to be recovered through tariff rates.

Current status: awaiting judgment.

31 Equity...........

31.1 Capital

Paid-in capital amounts to R$10,800,000 (R$7,910,000 as at December 31, 2018). The capital increase of R$2,890,000 was approved at the Extraordinary General Meeting held on April 29, 2019. Shareholding interests (comprising no par value shares) and main shareholders are shown below:

Shareholders	Number of shares in units							
	Common		Class "A" Preferred		Class "B" preferred		Total	
	in share	%	in share	%	in share	%	in share	%
State of Paraná	85,028,598	58.63	-	-	-	-	85,028,598	31.07
BNDES	38,298,775	26.41	-	-	27,282,006	21.26	65,580,781	23.96
Eletrobras	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:								
B3	19,722,501	13.60	76,783	23.46	69,232,072	53.96	89,031,356	32.56
NYSE	113,845	0.08	-	-	31,556,843	24.60	31,670,688	11.57
Latibex	-	-	-	-	175,851	0.14	175,851	0.06
City Halls	178,393	0.12	9,326	2.85	3,471	-	191,190	0.07
Other shareholders	158,194	0.10	241,220	73.69	46,723	0.04	446,137	0.15
	145,031,080	**100.00**	**327,329**	**100.00**	**128,296,966**	**100.00**	**273,655,375**	**100.00**

31.2 Equity valuation adjustments

	Parent company	Consolidated
Balance as of January 1, 2019	**785,610**	**785,610**
Realization of equity evaluation adjustment		
Deemed cost of fixed assets	-	(74,456)
Taxes on adjustments	-	25,315
Deemed cost of fixed assets - equity in the parent company, net of taxes	(49,141)	-
Balance as of September 30, 2019	**736,469**	**736,469**

31.3 Earnings per share - basic and diluted

Parent company	09.30.2019	Restated 09.30.2018
Basic and diluted numerator		
Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders:		
Common shares	718,268	568,525
Class "A" preferred shares	1,784	1,417
Class "B" preferred shares	698,930	553,214
	1,418,982	**1,123,156**
Basic and diluted denominator		
Weighted average of shares (in thousands):		
Common shares	145,031,080	145,031,080
Class "A" preferred shares	327,536	328,627
Class "B" preferred shares	128,296,759	128,295,668
	273,655,375	**273,655,375**
Basic and diluted earnings per share attributable to controlling shareholders		
Common shares	4.95251	3.92002
Class "A" preferred shares	5.44776	4.31202
Class "B" preferred shares	5.44776	4.31202

Parent company	07.01.2019 to 09.30.2019	Restated 07.01.2018 to 09.30.2018
Basic and diluted numerator		
Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders:		
Common shares	289,367	214,956
Class “A” preferred shares	719	536
Class “B” preferred shares	281,577	209,167
	571,663	**424,659**
Basic and diluted denominator		
Weighted average of shares (in thousands):		
Common shares	145,031,080	145,031,080
Class “A” preferred shares	327,536	328,627
Class “B” preferred shares	128,296,759	128,295,668
	273,655,375	**273,655,375**
Basic and diluted earnings per share attributable to controlling shareholders		
Common shares	1.99521	1.48214
Class “A” preferred shares	2.19473	1.63035
Class “B” preferred shares	2.19473	1.63035

32 Net Operating Revenue

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Sectorial charges (32.2)	Service tax (ISSQN)	Net revenues 09.30.2019
Electricity sales to final customers	**7,787,786**	**(717,674)**	**(1,752,272)**	**(659,602)**	-	**4,658,238**
Residential	2,533,845	(234,479)	(701,628)	(241,624)	-	1,356,114
Industrial	2,205,134	(201,061)	(342,908)	(126,006)	-	1,535,159
Trade, services and other activities	1,650,901	(152,773)	(477,631)	(157,242)	-	863,255
Rural	704,526	(65,196)	(45,860)	(68,540)	-	524,930
Public entities	201,797	(18,674)	(40,382)	(19,384)	-	123,357
Public lighting	206,708	(19,129)	(59,445)	(19,691)	-	108,443
Public service	284,875	(26,362)	(84,418)	(27,115)	-	146,980
Electricity sales to distributors	**2,397,047**	**(266,441)**	**(5,345)**	**(46,029)**	-	**2,079,232**
Bilateral contracts	1,424,109	(174,395)	-	(28,665)	-	1,221,049
Electric Energy Trade Chamber - CCEE	276,297	(10,617)	-	(5,562)	-	260,118
CCEAR (auction)	586,354	(71,804)	(5,345)	(11,802)	-	497,403
Interest (Note 10.3)	64,910	-	-	-	-	64,910
Quota system	45,377	(9,625)	-	-	-	35,752
Use of the main distribution and transmission grid	**6,009,190**	**(567,300)**	**(1,452,419)**	**(997,780)**	-	**2,991,691**
Residential	1,885,772	(175,397)	(534,254)	(320,492)	-	855,629
Industrial	943,048	(87,713)	(401,354)	(158,900)	-	295,081
Trade, services and other activities	1,289,076	(119,898)	(377,648)	(218,955)	-	572,575
Rural	334,923	(31,151)	(27,156)	(57,614)	-	219,002
Public entities	153,690	(14,295)	(29,858)	(26,260)	-	83,277
Public lighting	153,893	(14,314)	(44,564)	(26,145)	-	68,870
Public service	126,494	(11,765)	(37,585)	(21,480)	-	55,664
Free consumers	761,660	(70,842)	-	(131,654)	-	559,164
Basic network, BN connections, and connection grid	731	(68)	-	(127)	-	536
Operating and maintenance income - O&M	63,645	(18,287)	-	(15,789)	-	29,569
Interest income	296,258	(23,570)	-	(20,364)	-	252,324
Construction income	**833,950**	-	-	-	-	**833,950**
Fair value of assets from the indemnity for the concession	**24,550**	-	-	-	-	**24,550**
Telecommunications	**403,407**	**(15,583)**	**(101,846)**	-	**(419)**	**285,559**
Distribution of piped gas	**747,917**	**30,725**	**(127,671)**	-	-	**650,971**
Distribution of piped gas	747,917	(70,206)	(127,671)	-	-	550,040
Recovery of Pis/Pasep and Cofins on ICMS (Note 13.2.1)	-	100,931	-	-	-	100,931
Sectorial financial assets and liabilities result	**73,604**	**(7,885)**	-	-	-	**65,719**
Other operating revenue	**266,361**	**(21,923)**	-	-	**(2,484)**	**241,954**
Leasing and rent (32.1)	106,093	(13,912)	-	-	-	92,181
Fair value in the purchase and sale of power in the active market	99,180	-	-	-	-	99,180
Income from rendering of services	37,811	(4,958)	-	-	(2,484)	30,369
Charged service	13,595	(1,783)	-	-	-	11,812
Other income	9,682	(1,270)	-	-	-	8,412
	18,543,812	**(1,566,081)**	**(3,439,553)**	**(1,703,411)**	**(2,903)**	**11,831,864**

CCEAR - Agreements for Power Trade on the Regulated Market

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Sectorial charges (32.2)	Service tax (ISSQN)	Net revenues 07.01.2019 to 09.30.2019
Electricity sales to final customers	**2,552,497**	**(234,982)**	**(551,668)**	**(268,395)**	-	**1,497,452**
Residential	824,178	(76,268)	(223,967)	(98,485)	-	425,458
Industrial	759,575	(69,068)	(107,261)	(52,899)	-	530,347
Trade, services and other activities	516,381	(47,785)	(144,914)	(62,392)	-	261,290
Rural	212,413	(19,656)	(11,938)	(26,443)	-	154,376
Public entities	65,638	(6,074)	(12,824)	(7,894)	-	38,846
Public lighting	76,669	(7,095)	(22,154)	(8,812)	-	38,608
Public service	97,643	(9,036)	(28,610)	(11,470)	-	48,527
Electricity sales to distribuitors	**885,241**	**(99,039)**	**(5,345)**	**(20,657)**	-	**760,200**
Bilateral contracts	534,030	(65,950)	-	(12,937)	-	455,143
Electric Energy Trade Chamber - CCEE	110,120	(4,251)	-	(2,626)	-	103,243
CCEAR (auction)	206,736	(25,552)	(5,345)	(5,094)	-	170,745
Interest	18,805	-	-	-	-	18,805
Quota system	15,550	(3,286)	-	-	-	12,264
Use of the main distribution and transmission grid	**2,103,391**	**(200,799)**	**(501,586)**	**(364,428)**	-	**1,036,578**
Residential	643,676	(57,145)	(178,944)	(106,028)	-	301,559
Industrial	265,003	(29,903)	(145,920)	(54,933)	-	34,247
Trade, services and other activities	528,585	(48,510)	(126,166)	(89,883)	-	264,026
Rural	114,558	(10,217)	(10,148)	(19,153)	-	75,040
Public entities	52,434	(4,655)	(9,826)	(8,681)	-	29,272
Public lighting	56,167	(5,010)	(16,245)	(9,275)	-	25,637
Public service	47,252	(4,221)	(14,337)	(7,804)	-	20,890
Free consumers	275,540	(24,562)	-	(46,219)	-	204,759
Basic network, BN connections, and connection grid	124	(10)	-	(20)	-	94
Operating and maintenance income - O&M	31,556	(8,273)	-	(10,412)	-	12,871
Interest income	88,496	(8,293)	-	(12,020)	-	68,183
Construction income	**290,810**	-	-	-	-	**290,810**
Fair value of assets from the indemnity for the concession	**3,563**	-	-	-	-	**3,563**
Telecommunications	**129,436**	**(4,995)**	**(33,722)**	-	**(149)**	**90,570**
Distribution of piped gas	**260,919**	**76,519**	**(44,370)**	-	-	**293,068**
Distribution of piped gas	260,919	(24,412)	(44,370)	-	-	192,137
Recovery of Pis/Pasep and Cofins on ICMS (Note 13.2.1)	-	100,931	-	-	-	100,931
Sectorial financial assets and liabilities result	**164,214**	**(12,306)**	-	-	-	**151,908**
Other operating revenue	**137,338**	**(6,918)**	-	-	**(848)**	**129,572**
Leasing and rent (32.1)	36,834	(4,682)	-	-	-	32,152
Fair value in the purchase and sale of power in the active market	82,758	-	-	-	-	82,758
Income from rendering of services	9,715	(1,214)	-	-	(848)	7,653
Charged service	5,353	(685)	-	-	-	4,668
Other income	2,678	(337)	-	-	-	2,341
	6,527,409	**(482,520)**	**(1,136,691)**	**(653,480)**	**(997)**	**4,253,721**

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Sectorial charges (32.2)	Service tax (ISSQN)	Net revenues 09.30.2018
Electricity sales to final customers	**7,401,369**	**(682,451)**	**(1,665,691)**	**(983,116)**	-	**4,070,111**
Residential	2,366,566	(219,000)	(639,308)	(352,427)	-	1,155,831
Industrial	2,132,044	(194,833)	(352,056)	(197,230)	-	1,387,925
Trade, services and other activities	1,574,306	(145,685)	(449,020)	(234,190)	-	745,411
Rural	670,175	(62,017)	(53,189)	(101,177)	-	453,792
Public entities	187,324	(17,335)	(36,601)	(28,047)	-	105,341
Public lighting	204,111	(18,888)	(58,887)	(30,356)	-	95,980
Public service	266,843	(24,693)	(76,630)	(39,689)	-	125,831
Electricity sales to distributors	**2,302,139**	**(223,859)**	-	**(39,574)**	-	**2,038,706**
Bilateral contracts	1,390,668	(166,134)	-	(25,120)	-	1,199,414
Electric Energy Trade Chamber - CCEE	561,101	(19,910)	-	(10,135)	-	531,056
CCEAR (auction)	239,138	(28,568)	-	(4,319)	-	206,251
Interest (Note 10.3)	67,914	-	-	-	-	67,914
Quota system	43,318	(9,247)	-	-	-	34,071
Use of the main distribution and transmission grid	**5,008,679**	**(479,182)**	**(1,181,628)**	**(746,062)**	-	**2,601,807**
Residential	1,611,454	(152,330)	(450,269)	(253,393)	-	755,462
Industrial	884,353	(77,296)	(312,375)	(127,705)	-	366,977
Trade, services and other activities	1,011,041	(94,699)	(305,481)	(157,261)	-	453,600
Rural	270,962	(25,575)	(20,736)	(43,112)	-	181,539
Public entities	132,061	(12,484)	(24,985)	(20,890)	-	73,702
Public lighting	133,848	(12,653)	(38,770)	(21,033)	-	61,392
Public service	103,071	(9,743)	(29,012)	(16,205)	-	48,111
Free consumers	565,012	(53,410)	-	(90,486)	-	421,116
Basic network, BN connections, and connection grid	1,053	(100)	-	(168)	-	785
Operating and maintenance income - O&M	39,724	(18,750)	-	(7,233)	-	13,741
Interest income	256,100	(22,142)	-	(8,576)	-	225,382
Construction income	**764,657**	-	-	-	-	**764,657**
Fair value of assets from the indemnity for the concession	**31,993**	-	-	-	-	**31,993**
Telecommunications	**377,997**	**(14,163)**	**(91,818)**	-	**(1,705)**	**270,311**
Distribution of piped gas	**535,478**	**(49,223)**	**(89,574)**	-	-	**396,681**
Sectorial financial assets and liabilities result	**1,037,063**	**(88,392)**	-	-	-	**948,671**
Other operating revenue	**164,965**	**(21,539)**	-	-	**(2,726)**	**140,700**
Leasing and rent (32.1)	89,934	(11,742)	-	-	-	78,192
Income from rendering of services	49,174	(6,421)	-	-	(2,726)	40,027
Charged service	14,176	(1,851)	-	-	-	12,325
Other income	11,681	(1,525)	-	-	-	10,156
	17,624,340	**(1,558,809)**	**(3,028,711)**	**(1,768,752)**	**(4,431)**	**11,263,637**

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Sectorial charges (32.2)	Service tax (ISSQN)	Net revenues 07.01.2018 to 09.30.2018
Electricity sales to final customers	**2,817,833**	**(259,643)**	**(631,875)**	**(475,313)**	-	**1,451,002**
Residential	902,358	(83,505)	(240,269)	(171,349)	-	407,235
Industrial	817,437	(74,525)	(138,861)	(94,436)	-	509,615
Trade, services and other activities	593,423	(54,916)	(165,276)	(113,057)	-	260,174
Rural	240,557	(22,261)	(18,988)	(47,172)	-	152,136
Public entities	72,664	(6,725)	(13,876)	(13,777)	-	38,286
Public lighting	87,447	(8,092)	(25,130)	(15,949)	-	38,276
Public service	103,947	(9,619)	(29,475)	(19,573)	-	45,280
Electricity sales to distribuitors	**935,817**	**(85,950)**	-	**(10,650)**	-	**839,217**
Bilateral contracts	529,791	(60,521)	-	(5,819)	-	463,451
Electric Energy Trade Chamber - CCEE	266,062	(10,146)	-	(3,521)	-	252,395
CCEAR (auction)	104,927	(12,103)	-	(1,310)	-	91,514
Interest	20,061	-	-	-	-	20,061
Quota system	14,976	(3,180)	-	-	-	11,796
Use of the main distribution and transmission grid	**1,806,635**	**(168,824)**	**(415,636)**	**(268,881)**	-	**953,294**
Residential	564,639	(53,145)	(154,945)	(88,398)	-	268,151
Industrial	325,888	(28,862)	(117,018)	(47,663)	-	132,345
Trade, services and other activities	369,055	(34,536)	(103,099)	(57,418)	-	174,002
Rural	89,883	(8,447)	(6,906)	(14,236)	-	60,294
Public entities	47,038	(4,428)	(8,629)	(7,411)	-	26,570
Public lighting	50,604	(4,766)	(14,639)	(7,919)	-	23,280
Public service	37,610	(3,541)	(10,400)	(5,889)	-	17,780
Free consumers	216,784	(20,416)	-	(34,584)	-	161,784
Basic network, BN connections, and connection grid	358	(34)	-	(57)	-	267
Operating and maintenance income - O&M	669	(2,278)	-	(1,512)	-	(3,121)
Interest income	104,107	(8,371)	-	(3,794)	-	91,942
Construction income	**302,801**	-	-	-	-	**302,801**
Fair value of assets from the indemnity for the concession	**9,134**	-	-	-	-	**9,134**
Telecommunications	**131,775**	**(4,942)**	**(32,284)**	-	**(345)**	**94,204**
Distribution of piped gas	**222,246**	**(20,528)**	**(36,955)**	-	-	**164,763**
Sectorial financial assets and liabilities result	**470,941**	**(41,635)**	-	-	-	**429,306**
Other operating revenue	**74,213**	**(7,296)**	-	-	**(1,512)**	**65,405**
Leasing and rent (32.1)	31,128	(2,513)	-	-	-	28,615
Income from rendering of services	33,831	(4,013)	-	-	(1,512)	28,306
Charged service	4,965	(405)	-	-	-	4,560
Other income	4,289	(365)	-	-	-	3,924
	6,771,395	**(588,818)**	**(1,116,750)**	**(754,844)**	**(1,857)**	**4,309,126**

32.1 Leases and rentals

32.1.1 Revenues from leases and rentals

Consolidated	09.30.2019	09.30.2018
Equipment and framework	105,180	88,976
Facilities sharing	781	747
Real estate	132	211
	106,093	**89,934**

Consolidated	07.01.2019 to 09.30.2019	07.01.2018 to 09.30.2018
Equipment and framework	36,529	30,809
Facilities sharing	261	249
Real estate	44	70
	36,834	**31,128**

32.1.2 Receivables from leases

Consolidated	Less than 1 year	1 to 5 years	Over 5 years	Total 09.30.2019
Facilities sharing	2,142	8,567	35,362	46,071

32.2 Regulatory charges

Consolidated	09.30.2019	09.30.2018
Energy Development Account - "CDE" - Power distribution service concession (32.2.1)	1,368,342	1,298,029
Other charges - rate flags	160,863	325,111
Research and development and energy efficiency - R&D and EEP	92,982	94,620
Global Reversion Reserve - RGR quota	54,140	36,179
Energy Development Account - "CDE" - Power transmission concession	19,093	7,251
Inspection fee	7,991	7,562
	1,703,411	**1,768,752**

Consolidated	07.01.2019 to 09.30.2019	07.01.2018 to 09.30.2018
Energy Development Account - "CDE" - Power distribution service concession	430,949	463,891
Other charges - rate flags	144,842	241,676
Research and development and energy efficiency - R&D and EEP	32,720	34,885
Global Reversion Reserve - RGR quota	29,475	9,736
Energy Development Account - "CDE" - Power transmission concession	12,740	2,067
Inspection fee	2,754	2,589
	653,480	**754,844**

32.2.1 Energy Development Account - CDE - power distribution concession

The CDE was created by Law 10,438/2002, amended by Law 12,783/2013 and, in order to meet its objectives, it has among its sources of funds, quotas paid by agents that negotiate energy with end consumers, at a charge included in the tariffs.

The Company makes payments for the "CDE USO" charge, intended to cover the CDE's objectives set forth by law, and for the annual quota of "CDE ENERGIA", composed of CONTA - ACR and CDE ENERGIA. The obligation for the payment of the quotas of CDE Energia and ACR ended in March 2019 and August 2019, respectively, as established in the Homologatory Resolutions No. 2,510/2018 and 2,521/2019.

The annual quotas for each distributor are defined by ANEEL through resolutions enacted by it. The balance at September 30, 2019 is as follows:

Resolutions	Period	09.30.2019
CDE USO		
Resolution No. 2,510/2018	January to June	936,587
(-) Preliminary injunctions	January to June	(2,972)
		933,615
CONTA ACR		
Resolution No. 2,231/2017	January to March	98,725
Resolution No. 2,521/2019	April to June	296,174
		394,899
CDE ENERGIA		
Resolution No. 2,510/2018	January to March	41,431
(-) Preliminary injunctions	January to March	(1,603)
		39,828
		1,368,342

Preliminary injunctions

As a result of preliminary injunctions in favor of the Brazilian Association of Large Industrial Consumers and Free Consumers - ABRACE, and of the National Association of Energy Consumers - ANACE and other consumers, which challenge at court the tariff components of CDE-Use and CDE-Electricity, ANEEL, ratified the tariff calculation, deducting these charges to these consumers, as long as the preliminary injunctions granted in Judicial Proceedings are not overthrown.

32.3 Copel DIS annual tariff adjustment

The annual tariff adjustment, which occurs between the tariff reviews, is approved by ANEEL based on the formula defined in the concession agreement and in the regulations established in PRORET, which consider for non-managed costs (Portion A) the variations incurred in the period and for managed costs (Portion B), the adjustment by reference to IPCA variation, adjusted by applying the X Factor.

ANEEL's Resolution 2,559 of June 18, 2019 approved the result of Copel DIS Annual Tariff Review and authorized a 3.41% (15.99% in 2018) average rate increase to consumers, consisting of: 10.54% related to the inclusion of financial components; 1.12% from updating Portion B; -3.08% from adjusting Portion A; and -5.17% reflecting the withdrawal of the financial components from the previous tariff process.

This adjustment was fully applied to Copel DIS tariffs as from June 24, 2019.

33 Operating Costs and Expenses

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	09.30.2019
Electricity purchased for resale (33.1)	(4,353,839)	-	-	-	(4,353,839)
Charge of the main distribution and transmission grid	(942,987)	-	-	-	(942,987)
Personnel and management (33.2)	(617,751)	(10,131)	(237,913)	-	(865,795)
Pension and healthcare plans (Note 24.3)	(126,654)	(1,474)	(49,461)	-	(177,589)
Materials and supplies	(53,925)	(108)	(6,105)	-	(60,138)
Materials and supplies for power electricity	(2,343)	-	-	-	(2,343)
Natural gas and supplies for gas business	(439,637)	-	-	-	(439,637)
Third-party services (33.3)	(305,643)	(17,920)	(104,118)	-	(427,681)
Depreciation and amortization	(692,874)	(8)	(35,616)	(10,879)	(739,377)
Credit losses, provisions and reversals (33.4)	83,249	(109,578)	-	(139,469)	(165,798)
Construction cost (33.5)	(803,323)	-	-	-	(803,323)
Other operating costs and expenses, net (33.6)	(155,310)	(11,552)	(77,623)	(147,670)	(392,155)
	(8,411,037)	**(150,771)**	**(510,836)**	**(298,018)**	**(9,370,662)**

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	07.01.2019 to 09.30.2019
Electricity purchased for resale (33.1)	(1,701,179)	-	-	-	(1,701,179)
Charge of the main distribution and transmission grid	(318,744)	-	-	-	(318,744)
Personnel and management (33.2)	(203,040)	(3,067)	(82,404)	-	(288,511)
Pension and healthcare plans (Note 24.3)	(41,982)	(474)	(16,893)	-	(59,349)
Materials and supplies	(20,088)	(12)	(1,781)	-	(21,881)
Materials and supplies for power electricity	(798)	-	-	-	(798)
Natural gas and supplies for gas business	(153,364)	-	-	-	(153,364)
Third-party services (33.3)	(100,379)	(5,056)	(34,144)	-	(139,579)
Depreciation and amortization	(240,336)	(4)	(11,811)	(3,839)	(255,990)
Credit losses, provisions and reversals (33.4)	102,593	(32,997)	-	(32,326)	37,270
Construction cost (33.5)	(284,254)	-	-	-	(284,254)
Other operating costs and expenses, net (33.6)	(52,709)	(998)	(18,886)	(81,622)	(154,215)
	(3,014,280)	**(42,608)**	**(165,919)**	**(117,787)**	**(3,340,594)**

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	09.30.2018
Electricity purchased for resale (33.1)	(4,977,110)	-	-	-	(4,977,110)
Charge of the main distribution and transmission grid	(839,214)	-	-	-	(839,214)
Personnel and management (33.2)	(702,341)	(14,407)	(259,503)	-	(976,251)
Pension and healthcare plans (Note 24.3)	(130,888)	(1,838)	(47,130)	-	(179,856)
Materials and supplies	(50,467)	(609)	(9,285)	-	(60,361)
Materials and supplies for power electricity	(18,975)	-	-	-	(18,975)
Natural gas and supplies for gas business	(288,931)	-	-	-	(288,931)
Third-party services (33.3)	(288,923)	(17,937)	(114,850)	-	(421,710)
Depreciation and amortization	(525,297)	(11)	(19,095)	(10,145)	(554,548)
Credit losses, provisions and reversals (33.4)	53,561	(57,615)	-	(267,442)	(271,496)
Construction cost (33.5)	(746,315)	-	-	-	(746,315)
Other operating costs and expenses, net (33.6)	(126,908)	(15,672)	(87,914)	8,695	(221,799)
	(8,641,808)	**(108,089)**	**(537,777)**	**(268,892)**	**(9,556,566)**

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	07.01.2018 to 09.30.2018
Electricity purchased for resale (33.1)	(2,309,229)	-	-	-	(2,309,229)
Charge of the main distribution and transmission grid	(214,935)	-	-	-	(214,935)
Personnel and management (33.2)	(203,237)	(3,773)	(81,033)	-	(288,043)
Pension and healthcare plans (Note 24.3)	(42,579)	(332)	(16,485)	-	(59,396)
Materials and supplies	(19,767)	(433)	(3,376)	-	(23,576)
Materials and supplies for pow er electricity	(639)	-	-	-	(639)
Natural gas and supplies for gas business	(129,495)	-	-	-	(129,495)
Third-party services (33.3)	(93,458)	(7,058)	(40,697)	-	(141,213)
Depreciation and amortization	(177,304)	(3)	(6,686)	(3,391)	(187,384)
Credit losses, provisions and reversals (33.4)	38,455	(13,931)	-	(80,335)	(55,811)
Construction cost (33.5)	(267,494)	-	-	-	(267,494)
Other operating costs and expenses, net (33.6)	(40,059)	(5,050)	(19,181)	(30,576)	(94,866)
	(3,459,741)	**(30,580)**	**(167,458)**	**(114,302)**	**(3,772,081)**

Parent company	General and administrative expenses	Other operacional income (expenses), net	09.30.2019
Personnel and management (33.2)	(11,987)	-	(11,987)
Pension and healthcare plans (Note 24.3)	(1,716)	-	(1,716)
Materials and supplies	(417)	-	(417)
Third party services	(10,211)	-	(10,211)
Depreciation and amortization	(674)	(840)	(1,514)
Credit losses, provisions and reversals (33.4)	-	(7,199)	(7,199)
Other operating income (expenses)	(7,603)	4,442	(3,161)
	(32,608)	**(3,597)**	**(36,205)**

Parent company	General and administrative expenses	Other operacional income (expenses), net	07.01.2019 to 09.30.2019
Personnel and management (33.2)	(4,042)	-	(4,042)
Pension and healthcare plans (Note 24.3)	(568)	-	(568)
Materials and supplies	(223)	-	(223)
Third party services	(3,338)	-	(3,338)
Depreciation and amortization	(153)	(279)	(432)
Credit losses, provisions and reversals (33.4)	-	(1,472)	(1,472)
Other operating income (expenses)	(2,406)	1,266	(1,140)
	(10,730)	**(485)**	**(11,215)**

Parent company	General and administrative expenses	Other operacional income (expenses), net	09.30.2018
Personnel and management (33.2)	(14,342)	-	(14,342)
Pension and healthcare plans (Note 24.3)	(1,720)	-	(1,720)
Materials and supplies	(419)	-	(419)
Third party services	(22,270)	-	(22,270)
Depreciation and amortization	(72)	(841)	(913)
Credit losses, provisions and reversals (33.4)	-	(7,877)	(7,877)
Other operating income (expenses) (a)	(15,172)	25,142	9,970
	(53,995)	**16,424**	**(37,571)**

(a) From the balance of R$25,142 in the column of Other operacional income (expenses), net, R$25,129 refers to recognition of tax credit, according to note 34.1.

Parent company	General and administrative expenses	Other operacional income (expenses), net	07.01.2018 to 09.30.2018
Personnel and management (33.2)	(2,814)	-	(2,814)
Pension and healthcare plans (Note 24.3)	(609)	-	(609)
Materials and supplies	(141)	-	(141)
Third party services	(13,202)	-	(13,202)
Depreciation and amortization	(24)	(280)	(304)
Credit losses, provisions and reversals (33.4)	-	(4,872)	(4,872)
Other operating income (expenses)	2,174	(357)	1,817
	(14,616)	**(5,509)**	**(20,125)**

33.1 Electricity purchased for resale

Consolidated	09.30.2019	09.30.2018
Purchase of Energy in the Regulated Environment - CCEAR	2,109,089	2,015,164
Electric Energy Trade Chamber - CCEE	895,012	1,583,206
Itaipu Binacional	985,688	948,959
Bilateral contracts	559,675	651,797
Program for incentive to alternative energy sources - Proinfa	199,727	171,290
Micro and mini generators and repurchase of customers	28,388	6,736
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(423,740)	(400,042)
	4,353,839	**4,977,110**

Consolidated	07.01.2019 to 09.30.2019	07.01.2018 to 09.30.2018
Purchase of Energy in the Regulated Environment - CCEAR	738,876	807,522
Electric Energy Trade Chamber - CCEE	465,137	939,119
Itaipu Binacional	342,762	352,447
Bilateral contracts	223,936	312,715
Program for incentive to alternative energy sources - Proinfa	66,508	57,522
Micro and mini generators and repurchase of customers	14,552	3,838
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(150,592)	(163,934)
	1,701,179	**2,309,229**

33.2 Personnel and management

	Parent company		Consolidated	
	09.30.2019	09.30.2018	09.30.2019	09.30.2018
Personnel				
Salaries and management fees	3,714	3,833	502,105	532,237
Social charges on payroll	1,329	1,358	180,056	190,621
Meal and education allowance	832	813	84,250	82,882
Provisions for profit sharing (a)	775	568	83,719	59,612
Voluntary retirement program	-	3,964	-	89,518
	6,650	**10,536**	**850,130**	**954,870**
Management				
Salaries and management fees	4,293	2,918	11,924	16,729
Social charges on payroll	982	823	3,539	4,470
Other expenses	62	65	202	182
	5,337	**3,806**	**15,665**	**21,381**
	11,987	**14,342**	**865,795**	**976,251**

(a) According to Federal Law No. 10,101/2000, State Decree No. 1,978/2007 and State Law No. 16,560/2010.

	Parent company		Consolidated	
	07.01.2019 to 09.30.2019	07.01.2018 to 09.30.2018	07.01.2019 to 09.30.2019	07.01.2018 to 09.30.2018
Personnel				
Wages and salaries	1,230	1,090	168,156	174,493
Social charges on payroll	463	394	59,945	62,558
Meal assistance and education allowance	260	273	27,834	27,379
Provisons for profit sharing	252	179	27,567	16,827
Voluntary retirement program	-	(435)	-	(1,467)
	2,205	**1,501**	**283,502**	**279,790**
Management				
Wages and salaries	1,562	1,013	4,111	6,479
Social charges on payroll	255	282	811	1,714
Other expenses	20	18	87	60
	1,837	**1,313**	**5,009**	**8,253**
	4,042	**2,814**	**288,511**	**288,043**

33.3 Third party services

Consolidated	09.30.2019	09.30.2018
Maintenance of electrical system	115,876	103,797
Communication, processing and transmission of data	84,892	88,367
Maintenance of facilities	77,893	65,774
Consumer service	39,403	26,360
Meter reading and bill delivery	33,687	32,430
Consulting and audit	13,538	31,724
Other services	62,392	73,258
	427,681	**421,710**

Consolidated	07.01.2019 to 09.30.2019	07.01.2018 to 09.30.2018
Maintenance of electrical system	36,425	31,235
Communication, processing and transmission of data	25,304	32,600
Maintenance of facilities	25,769	22,260
Consumer service	14,561	9,672
Meter reading and bill delivery	11,330	11,470
Consulting and audit	3,635	13,649
Other services	22,555	20,327
	139,579	**141,213**

33.4 Credit losses, provisions and reversals

	Parent company		Consolidated	
	09.30.2019	09.30.2018	09.30.2019	09.30.2018
Provision for litigations	7,199	7,877	141,953	257,333
Impairment of assets				
Power generation concession contract (Note 10.5)	-	-	(1,580)	(3,492)
Property, plant and equipment - generation segment (Note 18.7)	-	-	(162,656)	(50,069)
Property, plant and equipment - telecommunications segment (Note 18.8)	-	-	80,987	-
Expected credit losses (Trade accounts and Other receivables)	-	-	109,578	57,615
Tax credits estimated losses	-	-	(2,484)	10,109
	7,199	**7,877**	**165,798**	**271,496**

	Parent company		Consolidated	
	07.01.2019 to 09.30.2019	07.01.2018 to 09.30.2018	07.01.2019 to 09.30.2019	07.01.2018 to 09.30.2018
Provision for litigations	1,472	4,872	33,522	77,848
Impairment of assets				
Accounts receivable related to the concession compensation	-	-	(105)	(403)
Property, plant and equipment - generation segment	-	-	(183,475)	(38,052)
Property, plant and equipment - telecommunications segment	-	-	80,987	-
Expected credit losses (Trade accounts and Other current receivables)	-	-	32,997	13,931
Tax credits estimated losses	-	-	(1,196)	2,487
	1,472	**4,872**	**(37,270)**	**55,811**

33.5 Construction costs

Consolidated	09.30.2019	09.30.2018
Materials and supplies	424,446	344,943
Third party services	271,614	299,562
Personnel	95,119	90,546
Others	12,144	11,264
	803,323	**746,315**

Consolidated	07.01.2019 to 09.30.2019	07.01.2018 to 09.30.2018
Materials and supplies	136,950	126,798
Third party services	110,525	104,207
Personnel	32,678	31,047
Others	4,101	5,442
	284,254	**267,494**

33.6 Other operating costs and expenses, net

Consolidated	09.30.2019	09.30.2018
Losses in the decommissioning and disposal of assets (a)	110,448	55,348
Financial offset for the use of water resources	84,617	73,837
Taxes	58,958	66,475
Compensation	53,704	22,953
Collection charge	38,252	32,351
Advertising and publicity	10,936	17,046
Leasing and rent	6,228	29,832
Other net income, costs and expenses (b)	29,012	(76,043)
	392,155	**221,799**

(a) Out of the total amount recorded in 2019, R$85,435 refers to write-offs of property, plant and equipment of Copel Telecomunicações (Note 18.8).
(b) The balance of 2018 includes the revenue of R$ 72,068 related to the reimbursement with suppliers of assets of windfarms of the Brisa Complex.

Consolidated	07.01.2019 to 09.30.2019	07.01.2018 to 09.30.2018
Losses in the decommissioning and disposal of assets	57,152	16,913
Financial offset for the use of water resources	28,303	19,075
Taxes	18,359	19,137
Compensation	14,252	5,751
Collection charge	12,910	11,972
Advertising and publicity	3,631	2,440
Leasing and rent	1,516	11,063
Other net income, costs and expenses	18,092	8,515
	154,215	**94,866**

34 Financial Results

	Parent company		Consolidated	
	09.30.2019	09.30.2018	09.30.2019	09.30.2018
Financial income				
Arrears charges on bills	-	-	169,986	161,295
Interest and monetary variation of CRC transfer (Note 8.1)	132,594	189,665	132,594	189,665
Return on financial investments	10,115	11,302	96,540	71,175
Remuneration of net sectorial assets and liabilities (Note 9.2)	-	-	37,991	28,329
Monetary variation over the Itaipu power purchase	-	-	22,000	4,808
Recognition of tax credit (34.1)	-	55,096	6,522	55,096
Monetary variation and adjust to present value of accounts	-	-	-	-
payable related to the concession (Note 27.1)	-	-	1,183	646
Other financial income	5,621	13,989	83,266	133,929
	148,330	**270,052**	**550,082**	**644,943**
(-) Financial expenses				
Monetary and exchange variation and debt charges	116,948	140,963	701,768	647,279
Monetary variation and adjust to present value of accounts	-	-	-	-
payable related to the concession (Note 27.1)	-	-	68,192	83,851
Monetary variation over the Itaipu power purchase	-	-	24,013	47,106
Interest on R&D and EEP (Note 26.2)	-	-	19,011	18,517
Interest and monetary variation of CRC transfer (Note 8.1)	8,495	-	8,495	-
Remuneration of net sectorial assets and liabilities (Note 9.2)	-	-	4,501	22,286
Other financial expenses	5,124	12,569	84,405	126,368
	130,567	**153,532**	**910,385**	**945,407**
Net	**17,763**	**116,520**	**(360,303)**	**(300,464)**

	Parent company		Consolidated	
	07.01.2019 to 09.30.2019	07.01.2018 to 09.30.2018	07.01.2019 to 09.30.2019	07.01.2018 to 09.30.2018
Financial income				
Arrears charges on bills	-	-	56,066	60,862
Interest and monetary variation of CRC transfer	27,737	63,674	27,737	63,674
Return on financial investments	436	636	29,303	18,687
Remuneration of net sectorial assets and liabilities	-	-	8,702	11,263
Monetary variation over the Itaipu power purchase	-	-	4,999	513
Recognition of tax credit	-	-	6,522	-
Monetary variation and adjust to present value of accounts	-	-	-	-
payable related to the concession	-	-	179	646
Other financial income	2,373	6,020	28,623	28,920
	30,546	**70,330**	**162,131**	**184,565**
(-) Financial expenses				
Monetary and exchange variation and debt charges	34,301	45,007	226,726	211,462
Monetary variation and adjust to present value of accounts	-	-	-	-
payable related to the concession	-	-	13,481	28,731
Monetary variation over the Itaipu power purchase	-	-	14,682	21,619
Interest on R&D and EEP	-	-	6,394	6,316
Interest and monetary variation of CRC transfer	8,495	-	8,495	-
Remuneration of net sectorial assets and liabilities	-	-	1,533	1,487
Other financial expenses	1,952	14,469	25,167	40,836
	44,748	**59,476**	**296,478**	**310,451**
Net	**(14,202)**	**10,854**	**(134,347)**	**(125,886)**

34.1 Recognition of tax credit

The balance of 2019 refers to the PIS/Pasep and Cofins credit on the ICMS recognized by Compagás, according to Note 13.2.1. The balance recorded in 2018 arises from the tax credit recognized by the Brazilian Federal Revenue Service in favor of the Company in the updated amount of R$ 80,226, regarding the disputed tax levy on Pasep from July 1988 to July 1995, in connection with the effects of Federal Senate Resolution 49, of October 9, 1995, which suspended the effects of Decree-Laws 2,445/1988 and 2,449/1988, deemed to be unconstitutional by the Federal Supreme Court. From the total amount recognized, R$55,096 were recorded in financial income and R$25,129 in other operating income.

35 Operating Segments

Operating segments are business activities that generate revenues and incur expenses, whose operating results are regularly reviewed by the executive boards of the Parent Company and subsidiaries and by key strategic decision-makers responsible for allocating funds and assessing performance.

35.1 Products and services from which the reportable segments have their revenues generated

The Company operates in reportable segments identified by Management, through the chief officers of each business area, taking into consideration the regulatory environments, the strategic business units and the different products and services. These segments are managed separately, since each business and each company require different technologies and strategies.

In the period ended September 30, 2019, all sales have been to customers within the Brazilian territory, in addition, all noncurrent assets are also located in the national territory.

The Company and its subsidiaries did not identify any customer who individually accounts for more than 10% of their total net revenue until September 30, 2019.

The Company evaluates the performance of each segment, based on information derived from the accounting records.

The accounting policies of the operating segments are the same as those described in Note 4.

35.2 Company's reportable segments

The reportable segments of the Company, in accordance with CPC 22/IFRS 8, are:

Power generation and transmission (GET) - its attribution is to produce electricity from hydraulic, wind, and thermal projects **(GER)** and to provide services of transmission and transformation of electric power, being responsible for the construction, operation and maintenance of substations, as well for the energy transmission lines **(TRA)**; for managers, the assets and liabilities of the generation and transmission segments are shown on an aggregate basis while their result is presented separately;

Power distribution (DIS) - its attribution is to provide public electricity distribution services, being responsible for the operation and maintenance of the distribution infrastructure, as well as providing related services;

Telecommunications (TEL) - its attribution is to provide telecommunications and general communication services;

GAS - its attribution is to provide public service of piped natural gas distribution;

Power sale (COM) - its attribution is to trade energy and related services; and

Holding Company (HOL) - its attribution is to participate in other companies.

35.3 Assets by reportable segment

ASSETS	Electric Energy		TEL	GAS	COM	HOL	Intersegment operations	Consolidated
09.30.2019	GET	DIS						
TOTAL ASSETS	**19,094,470**	**12,604,342**	**1,383,863**	**812,291**	**384,580**	**2,738,938**	**(293,290)**	**36,725,194**
CURRENT ASSETS	**1,829,468**	**3,950,983**	**291,670**	**221,470**	**250,451**	**623,394**	**(419,032)**	**6,748,404**
NON-CURRENT ASSETS	**17,265,002**	**8,653,359**	**1,092,193**	**590,821**	**134,129**	**2,115,544**	**125,742**	**29,976,790**
Long term assets	4,953,906	2,983,423	116,037	575,375	133,488	1,919,537	(251,210)	10,430,556
Investments	2,271,107	1,822	-	-	447	151,089	1	2,424,466
Property, plant and equipment	9,777,542	-	945,818	-	56	41,959	-	10,765,375
Intangible assets	237,932	5,615,240	22,691	-	131	1,654	376,951	6,254,599
Right-of-use asset	24,515	52,874	7,647	15,446	7	1,305	-	101,794

35.4 Statement of income by reportable segment

STATEMENT OF INCOME	Electric Energy			TEL	GAS	COM	HOL	Intersegment operations	Consolidated
	GET								
09.30.2019	GER	TRA	DIS						
NET OPERATING REVENUES	**2,476,103**	**615,319**	**7,585,418**	**319,074**	**668,088**	**1,288,174**	**-**	**(1,120,312)**	**11,831,864**
Net operating revenues - third-parties	1,622,464	453,910	7,549,698	286,665	668,088	1,251,039	-	-	11,831,864
Net operating revenues - between segments	853,639	161,409	35,720	32,409	-	37,135	-	(1,120,312)	-
OPERATING COSTS AND EXPENSES	**(1,136,911)**	**(327,079)**	**(6,894,108)**	**(401,758)**	**(511,214)**	**(1,182,356)**	**(37,548)**	**1,120,312**	**(9,370,662)**
Energy purchased for resale	(149,655)	-	(3,926,119)	-	-	(1,170,551)	-	892,486	(4,353,839)
Charges for use of the main transmission grid	(334,939)	-	(782,291)	-	-	-	-	174,243	(942,987)
Personnel and management	(145,853)	(88,779)	(534,465)	(47,845)	(27,913)	(8,281)	(12,659)	-	(865,795)
Pension and healthcare plans	(28,520)	(18,212)	(116,568)	(8,454)	(3,012)	(1,060)	(1,763)	-	(177,589)
Materials and supplies	(7,921)	(3,073)	(47,392)	(1,381)	62	(13)	(420)	-	(60,138)
Raw materials and supplies for generation	(2,343)	-	-	-	-	-	-	-	(2,343)
Natural gas and supplies for gas business	-	-	-	-	(439,637)	-	-	-	(439,637)
Third party services	(79,635)	(24,195)	(271,730)	(67,168)	(9,500)	(1,263)	(11,151)	36,961	(427,681)
Depreciation and amortization	(386,842)	(5,871)	(256,677)	(64,261)	(23,938)	(33)	(1,755)	-	(739,377)
Provision (reversal) for litigations	(19,752)	(11,272)	(100,347)	(2,789)	(287)	8	(7,514)	-	(141,953)
Impairment of assets	162,643	-	-	-	-	-	1,593	-	164,236
Other estimated losses, provisions and reversals	33,160	(33,674)	(96,378)	(90,346)	(842)	1	(2)	-	(188,081)
Construction cost	-	(128,888)	(665,972)	-	(8,463)	-	-	-	(803,323)
Other operating costs and expenses, net	(177,254)	(13,115)	(96,169)	(119,514)	2,316	(1,164)	(3,877)	16,622	(392,155)
EQUITY IN EARNINGS OF INVESTEES	**11,851**	**24,842**	**-**	**-**	**-**	**(79)**	**3,618**	**-**	**40,232**
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	**1,351,043**	**313,082**	**691,310**	**(82,684)**	**156,874**	**105,739**	**(33,930)**	**-**	**2,501,434**
Financial income	59,905	15,976	278,133	12,705	18,473	12,073	153,432	(615)	550,082
Financial expenses	(356,914)	(108,034)	(216,641)	(38,432)	(12,009)	(268)	(178,702)	615	(910,385)
OPERATING PROFIT (LOSS)	**1,054,034**	**221,024**	**752,802**	**(108,411)**	**163,338**	**117,544**	**(59,200)**	**-**	**2,141,131**
Income tax and social contribution	(303,008)	(59,360)	(257,759)	36,799	(56,140)	(39,995)	4,746	-	(674,717)
NET INCOME (LOSS)	**751,026**	**161,664**	**495,043**	**(71,612)**	**107,198**	**77,549**	**(54,454)**	**-**	**1,466,414**

STATEMENT OF INCOME	Electric Energy			TEL	GAS	COM	HOL	Intersegment operations	Consolidated
Restated	GET								
09.30.2018	GER	TRA	DIS						
NET OPERATING REVENUES	**2,250,403**	**679,490**	**7,627,077**	**315,460**	**418,262**	**966,089**	**-**	**(993,144)**	**11,263,637**
Net operating revenues - third-parties	1,592,625	503,341	7,597,595	268,429	418,262	966,089	-	(82,704)	11,263,637
Net operating revenues - betw een segments	657,778	176,149	29,482	47,031	-	-	-	(910,440)	-
OPERATING COSTS AND EXPENSES	**(1,246,825)**	**(456,855)**	**(7,227,227)**	**(239,856)**	**(368,766)**	**(970,948)**	**(39,233)**	**993,144**	**(9,556,566)**
Energy purchased for resale	(388,491)	-	(4,370,905)	-	-	(957,141)	-	739,427	(4,977,110)
Charges for use of the main transmission grid	(283,330)	-	(745,158)	-	-	-	-	189,274	(839,214)
Personnel and management	(155,512)	(109,170)	(590,060)	(70,224)	(25,369)	(10,016)	(15,900)	-	(976,251)
Pension and healthcare plans	(26,670)	(19,207)	(118,220)	(10,650)	(2,255)	(1,077)	(1,777)	-	(179,856)
Materials and supplies	(8,189)	(4,159)	(45,074)	(1,228)	(1,258)	(23)	(430)	-	(60,361)
Raw materials and supplies for generation	(18,975)	-	-	-	-	-	-	-	(18,975)
Natural gas and supplies for gas business	-	-	-	-	(288,931)	-	-	-	(288,931)
Third party services	(88,157)	(24,600)	(256,276)	(66,247)	(13,587)	(1,274)	(22,945)	51,376	(421,710)
Depreciation and amortization	(264,966)	(8,794)	(223,805)	(38,982)	(17,035)	(7)	(959)	-	(554,548)
Provision (reversal) for litigations	(32,504)	(23,868)	(182,726)	(10,458)	(20)	12	(7,769)	-	(257,333)
Impairment of assets	52,004	-	-	-	-	-	1,557	-	53,561
Other estimated losses, provisions and reversals	32,023	(35,546)	(55,413)	(4,461)	(4,327)	-	-	-	(67,724)
Construction cost	-	(211,664)	(525,271)	-	(9,380)	-	-	-	(746,315)
Other operating costs and expenses, net	(64,058)	(19,847)	(114,319)	(37,606)	(6,604)	(1,422)	8,990	13,067	(221,799)
EQUITY IN EARNINGS OF INVESTEES	**3,274**	**205,507**	**-**	**-**	**-**	**2**	**5,139**	**-**	**213,922**
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	**1,006,852**	**428,142**	**399,850**	**75,604**	**49,496**	**(4,857)**	**(34,094)**	**-**	**1,920,993**
Financial income	101,195	21,001	230,530	12,584	25,795	4,744	272,630	(23,536)	644,943
Financial expenses	(406,998)	(100,541)	(246,634)	(32,856)	(27,903)	(84)	(153,927)	23,536	(945,407)
OPERATING PROFIT (LOSS)	**701,049**	**348,602**	**383,746**	**55,332**	**47,388**	**(197)**	**84,609**	**-**	**1,620,529**
Income tax and social contribution	(240,575)	(47,615)	(133,703)	(18,111)	(11,227)	138	(27,368)	-	(478,461)
NET INCOME (LOSS)	**460,474**	**300,987**	**250,043**	**37,221**	**36,161**	**(59)**	**57,241**	**-**	**1,142,068**

35.5 Additions to noncurrent assets by reportable segment

	Electric Energy		TEL	GAS	COM	HOL	Consolidated
09.30.2019	GET	DIS					
Contract assets	**-**	**714,613**	**-**	**12,166**	**-**	**-**	**726,779**
Property, plant and equipment	**419,419**	**-**	**44,313**	**-**	**14**	**263**	**464,009**
Intangible assets	**3,285**	**-**	**234**	**-**	**2**	**33**	**3,554**
Right-of-use asset	**35,398**	**66,220**	**10,421**	**16,933**	**8**	**420**	**129,400**
IFRS 16 Initial adoption (Note 28.1)	32,919	60,494	9,868	14,356	-	385	118,022
Additions for the period	2,479	5,726	553	2,577	8	35	11,378

36 Financial Instruments

36.1 Categories and determination of fair value of financial instruments

Consolidated			09.30.2019		12.31.2018	
	Note	Level	Book value	Fair value	Book value	Fair value
Financial assets						
Fair value through profit or loss						
Cash and cash equivalents (a)	5	1	2,026,390	2,026,390	1,948,409	1,948,409
Bonds and securities (b)	6	1	725	725	696	696
Bonds and securities (b)	6	2	261,071	261,071	343,600	343,600
Accounts receivable - distribution concession (c)	10.1 and 10.2	3	1,130,888	1,130,888	1,105,282	1,105,282
Accounts receivable - generation concession (d)	10.5	3	67,619	67,619	65,811	65,811
Fair value in the purchase and sale of power in the active market (e)	36.2.12	3	131,781	131,781	14,793	14,793
Other temporary investments (f)		1	13,646	13,646	11,557	11,557
Other temporary investments (f)		2	10,113	10,113	7,954	7,954
			3,642,233	**3,642,233**	**3,498,102**	**3,498,102**
Amortized cost						
Collaterals and escrow accounts (a)		1	125	125	203	203
Collateral and escrow deposits - STN (g)	22.1	2	100,229	90,084	89,555	76,524
Trade accounts receivable (a)	7	1	3,104,642	3,104,642	3,107,006	3,107,006
CRC Transferred to the Paraná State Government (h)	8	2	1,360,202	1,527,898	1,445,042	1,546,469
Sectorial financial assets (a)	9	1	702,123	702,123	678,819	678,819
Accounts receivable - concessions - RBSE (c)	10.4	1	741,341	741,341	753,826	753,826
Accounts receivable - concessions - bonus from the grant (i)	10.3	2	639,075	728,717	625,772	714,880
			6,647,737	**6,894,930**	**6,700,223**	**6,877,727**
Total financial assets			**10,289,970**	**10,537,163**	**10,198,325**	**10,375,829**
Financial liabilities						
Amortized cost						
Sectorial financial liabilities (a)	9	1	101,032	101,032	96,531	96,531
Ordinary financing of taxes with the federal tax authorities (g)	13.2	2	35,799	35,628	86,632	84,383
Special Tax Regularization Program - Pert (g)	13.2	2	503,688	457,505	518,442	469,304
Accounts payable to suppliers (a)	21	1	1,763,738	1,763,738	1,469,199	1,469,199
Loans and financing (g)	22	2	3,150,542	3,226,130	4,047,307	4,012,621
Debentures (i)	23	1	7,787,626	7,787,626	7,518,131	7,518,133
Accounts payable related to concession (k)	27	3	598,507	694,510	584,163	687,869
Fair value in the purchase and sale of power in the active market (e)	36.2.12	3	28,815	28,815	11,007	11,007
Total financial liabilities			**13,969,747**	**14,094,984**	**14,331,412**	**14,349,047**

Different levels are defined as follows:
Level 1: Obtained from quoted prices (not adjusted) in active markets for identical assets and liabilities;
Level 2: obtained through other variables in addition to quoted prices included in Level 1, which are observable for the assets or liabilities;
Level 3: obtained through assessment techniques which include variables for the assets or liabilities, which however are not based on observable market data.

Determining fair values

a) Equivalent to their respective carrying values due to their nature and terms of realization.

b) Fair value is calculated based on information made available by the financial agents and the market values of the bonds issued by the Brazilian government

c) The criteria are disclosed in Note 4.4 to the financial statements on December 31, 2018.

d) The fair values of generation assets approximate their carrying amounts, according to Note 4.4 to the financial statements on December 31, 2018.

e) The fair values of assets and liabilities are equivalent to their carrying amounts according to Note 36.2.12.

f) Investments in other companies, stated at fair value, which is calculated according to the price quotations published in an active market, for assets classified as level 1 and determined in view of the comparative assessment model for assets classified as level 2.

g) The cost of the last borrowing taken out by the Company is used as a basic assumption, 109.0% of CDI, for discount of the expected payment flows.

h) The Company based its calculation on the comparison with a long-term and post-fixed National Treasury Bond (NTN-B) maturing on August 15, 2024, which yields approximately 2.20% p.y. plus the IPCA inflation index.

i) Receivables related to the concession agreement for providing electricity generation services under quota arrangements, having their fair value calculated by expected cash inflows, discounted at the rate established by ANEEL auction notice 12/2015 (9.04%).

j) Calculated from the Unit Price quotation (PU) for September 30, 2019, obtained from the Brazilian Association of Financial and Capital Markets (ANBIMA), net of unamortized financial cost.

k) Actual net discount rate of 8.13% p.y., in line with the Company's estimated rate for long-term projects.

36.2 Financial risk management

The Company's business activities are exposed to the following risks arising from financial instruments:

36.2.1 Credit risk

Credit risk is the risk of the Company incurring losses due to a customer or counterparty in a financial instrument, resulting from failure in complying with their contractual obligations.

Consolidated Exposure to credit risk	09.30.2019	12.31.2018
Cash and cash equivalents (a)	2,026,390	1,948,409
Bonds and securities (a)	261,796	344,296
Pledges and restricted deposits linked (a)	100,354	89,758
Trade accounts receivable (b)	3,104,642	3,107,006
CRC Transferred to the Paraná State Government (c)	1,360,202	1,445,042
Sectorial financial assets (d)	702,123	678,819
Accounts receivable - distribution concession (e)	1,130,888	1,105,282
Accounts receivable - concessions - RBSE (f)	741,341	753,826
Accounts receivable - concessions - Bonus from the grant (g)	639,075	625,772
Accounts receivable - generation concessions (h)	67,619	65,811
Other temporary investments (i)	23,759	19,511
	10,158,189	**10,183,532**

a) The Company manages the credit risk of its assets in accordance with the Management's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b) The risk arises from the possibility that the Company might incur losses resulting from difficulties to receive its billings to customers. This risk is directly related to internal and external factors to Copel. To mitigate this type of risk, the Company manages its accounts receivable, detecting defaulting consumers, implementing specific collection policies and suspending the supply and/or recording of energy and the provision of service, as established in contract and regulatory standards.

c) Management believes this credit risk is low because repayments are secured by resources from dividends.

d) Management considers the risk of this credit to be reduced, since the agreements signed guarantee the unconditional right to receive cash at the end of the concession to be paid by the Concession Grantor, corresponding to the costs not recovered through the tariff.

e) Management considers the risk of this credit to be reduced, since the agreements signed guarantee the unconditional right to receive cash at the end of the concession to be paid by the Concession Grantor, referring to investments in infrastructure not recovered through the tariff.

f) Management considers the credit risk reduced to the balance of RBSE assets, even in light of the injunctions that temporarily reduced the RAP to be received, as described in Note 10.4.

g) Management considers the risk of such credit to be low, as the contract for the sale of energy by quotas guarantees the receipt of an Annual Generation Revenue - RAG, which includes the annual amortization of this amount during the concession term.

h) For the generation concession assets, ANEEL published Normative Resolution 596/2013, which deals with the definition of criteria for calculating the New replacement value (Valor novo de reposição – VNR, in Portuguese), for the purposes of indemnification. Management's expectation of indemnification for these assets supports recoverability of the balances recorded, as described in Note 10.5.

i) This risk arises from the possibility that the Company might incur losses resulting from the volatility on the stock market. This type of risk involves external factors and has been managed through periodic assessment of the variations occurred in the market.

36.2.2 <u>Liquidity risk</u>

The Company's liquidity risk consists of the possibility of having insufficient funds, cash or other financial assets, to settle obligations on their scheduled maturity dates.

The Company manages liquidity risk relying on a set of methodologies, procedures and instruments applied to secure ongoing control over financial processes to ensure proper management of risks.

Investments are financed by incurring medium and long-term debt with financial institutions and capital markets.

Short, medium and long-term business projections are made and submitted to Management bodies for evaluation. The budget for the next fiscal year is annually approved.

Medium and long-term business projections cover monthly periods over the next five years. Short-term projections consider daily periods covering only the next 90 days.

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while concurrently keeping minimum cash levels.

The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed in the Central Bank of Brazil's Focus Report, which provides the average expectations of market analysts for these indicators for the current year and for the next 3 years. As from 2023, 2022 indicators are repeated on an unaltered basis throughout the forecast period.

Consolidated	Interest (a)	Less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
09.30.2019							
Loans and financing	Note 22	48,168	66,603	684,036	1,732,173	1,708,763	4,239,743
Debentures	Note 23	339,029	49,705	1,021,734	7,221,560	1,132,305	9,764,333
Accounts payable related to concession	Rate of return + IGP-M and IPCA	6,091	12,184	54,899	326,001	1,407,440	1,806,615
Accounts payable to suppliers	-	1,289,360	222,123	151,529	98,264	2,462	1,763,738
Ordinary financing of taxes with the federal tax authorities	Selic	5,986	12,023	18,151	-	-	36,160
Special Tax Regularization Program - Pert	Selic	4,078	8,201	37,558	221,842	362,648	634,327
Sectorial financial liabilities	Selic	-	-	-	108,240	-	108,240
		1,692,712	**370,839**	**1,967,907**	**9,708,080**	**4,613,618**	**18,353,156**

(a) Effective interest rate - weighted average.

As disclosed in Notes 22.5 and 23.3, the Company and its subsidiaries have loans and financing agreements and debentures with covenants that if breached may have their payment accelerated.

On September 30, 2019, the Company recorded negative net working capital of R$175,878 (R$265,568 on December 31, 2018). Management has been monitoring the liquidity and taking actions to balance the short-term financial capacity, preserving the Company's investment programs, as well as seeking debt repayment extension.

36.2.3 Market risk

Market risk is the risk that the fair value or the future cash flows of a financial instrument shall oscillate due to changes in market prices, such as currency rates, interest rates and stock price. The purpose of managing this risk is to control exposures within acceptable limits, while optimizing return.

a) Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in foreign exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company's foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant foreign exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is transferred to customers in Copel DIS's next tariff adjustment.

The exchange rate risk posed by the purchase of gas arises from the possibility of Compagás reporting losses on the fluctuations in foreign exchange rates, increasing the amount in Reais of the accounts payable related to the gas acquired from Petrobras. This risk is mitigated by the monitoring and transfer of the price fluctuation through tariff, when possible. The Company monitors these fluctuations on an ongoing basis.

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the US dollar on its loans and financing subject to currency risk.

The baseline scenario takes into account the existing balances in each account as of September 30, 2019 and the probable scenario assumes a variation in the foreign exchange rate - prevailing at the end of the period (R$/US$4.00) based on the median market expectation for 2019 reported in the Central Bank's Focus report of October 25, 2019. For the scenarios 1 and 2, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the probable scenario.

		Baseline	Projected scenarios - Dec.2019		
Foreign exchange risk	**Risk**	**09.30.2019**	**Probable**	**Scenario 1**	**Scenario 2**
Financial assets					
Collaterals and escrow accounts - STN	USD depreciation	100,229	(3,957)	(28,025)	(52,093)
		100,229	**(3,957)**	**(28,025)**	**(52,093)**
Financial liabilities					
Loans and financing - STN	USD appreciation	(113,895)	4,496	(22,853)	(50,203)
Suppliers					
Eletrobras (Itaipu)	USD appreciation	(234,686)	9,265	(47,091)	(103,446)
Acquisition of gas	USD appreciation	(81,930)	3,234	(16,440)	(36,114)
		(430,511)	**16,995**	**(86,384)**	**(189,763)**

In addition to the sensitivity analysis required by CVM Resolution 475/2008, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the reporting date for the financial instruments, as recommended by CPC 40 (R1) - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments held as of September 30, 2019, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

b) Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial income or financial expenses or increase the financial expenses related to the assets and liabilities raised in the market.

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline scenario takes into account the existing balances in each account as of September 30, 2019 while the probable scenario assumes balances reflecting varying indicators (CDI/Selic: 4.50%, IPCA: 3.29%, IGP-DI: 5.64%, IGP-M: 5.51% and TJLP: 5.90%) estimated as market average projections for 2019 according to the Focus Report issued by the Central Bank of Brazil as of October 25, 2019, except TJLP that considers the Company's internal projection.

For the scenarios 1 and 2, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the probable scenario.

Interest rate risk and monetary variation	Risk	Baseline 09.30.2019	Projected scenarios - Dec.2019 Probable	Scenario 1	Scenario 2
Financial assets					
Bonds and securities	Low CDI/SELIC	261,796	3,053	2,300	1,545
Collaterals and escrow accounts	Low CDI/SELIC	125	2	1	-
CRC Transferred to the Paraná State Government	Low IGP-DI	1,360,202	18,786	14,161	9,490
Sectorial financial assets	Low Selic	702,123	7,769	5,851	3,917
Accounts receivable - concessions	Low IPCA	2,511,304	20,405	15,350	10,265
Accounts receivable - generation concessions	Undefined (a)	67,619	-	-	-
		4,903,169	**50,015**	**37,663**	**25,217**
Financial liabilities					
Loans and financing					
Banco do Brasil	High CDI	(682,136)	(7,548)	(9,397)	(11,231)
BNDES	High TJLP	(2,162,812)	(31,219)	(38,819)	(46,341)
BNDES	High IPCA	(8,073)	(66)	(82)	(98)
Banco do Brasil - BNDES Transfer	High TJLP	(98,762)	(1,426)	(1,773)	(2,116)
Caixa Econômica Federal	High TJLP	(373)	(5)	(7)	(8)
Other	No risk	(84,491)	-	-	-
Debentures	High CDI/SELIC	(6,268,617)	(69,362)	(86,352)	(103,206)
Debentures	High IPCA	(1,390,727)	(11,300)	(14,083)	(16,849)
Debentures	High TJLP	(128,282)	(1,852)	(2,302)	(2,749)
Suppliers - renegotiation of gas	High IGP-M	(21,979)	(297)	(369)	(441)
Sectorial financial liabilities	High Selic	(101,032)	(1,118)	(1,392)	(1,663)
Ordinary financing of taxes with the federal tax authorities	High Selic	(35,799)	(396)	(493)	(589)
Special Tax Regularization Program - Pert	High Selic	(503,688)	(5,573)	(6,938)	(8,293)
Accounts payable related to concession	High IGP-M	(549,768)	(7,421)	(9,231)	(11,024)
Accounts payable related to concession	High IPCA	(48,739)	(396)	(494)	(590)
		(12,085,278)	**(137,979)**	**(171,732)**	**(205,198)**

(a) Risk assessment still requires ruling by the Granting Authority.

In addition to the sensitivity analysis required by CVM Resolution 475/2008, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the reporting date for the financial instruments, as recommended by CPC 40(R1). Based on the equity position and the notional value of the financial instruments held as of September 30, 2019, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

36.2.4 Electricity shortage risk

Approximately 64% of installed capacity in Brazil currently comes from hydroelectric generation, as informed by the Generation Information Bank of ANEEL, which makes Brazil and the geographic region in which we operate subject to unpredictable hydrological conditions, due to non-cyclical deviations of mean precipitation. Unsatisfactory hydrological conditions may cause, among other things, the implementation of comprehensive programs of electricity savings, such as rationalization or even a mandatory reduction of consumption, which is the case of rationing.

Since 2014, the reservoirs of the Southeast/Midwest, North and Northeast Brazilian regions have been subject to adverse climate situations, leading agencies responsible for this industry to adopt water resources optimization measures to guarantee fully meeting electricity demand.

The Electric Sector Monitoring Committee (CMSE) has maintained the energy deficit risk indicators within the safety margin in short-term projections. The same position is adopted by ONS regarding the risk of deficit in the medium term, as stated in the 2019-2023 Energy Operation Plan - PEN 2018.

Although dam storage levels are not ideal, from the standpoint of regulatory agencies, when combined with other variables, such as a slower consumption growth, they are sufficient to keep the risk of deficit within the safety margin established by the National Energy Policy Council (Conselho Nacional de Política Energética - CNPE, in Portuguese) (maximum risk of 5%) in all subsystems.

36.2.5 Risk of GSF impacts

The Energy Reallocation Mechanism (Mecanismo de Realocação de Energia - MRE, in Portuguese) is a system of redistribution of electric power generated, characteristic of the Brazilian electric sector, which has its existence by the understanding, at the time, that there is a need for a centralized operation associated with a centrally calculated optimal price known as PLD. Since generators have no control over their production, each plant receives a certain amount of virtual energy which can be compromised through contracts. This value, which enables the registration of bilateral contracts, is known as Physical Guarantee (Garantia Física - GF, in Portuguese) and is also calculated centrally. Unlike PLD, which is calculated on a weekly basis, GF, as required by Law, is recalculated every five years, with a limit of increase or decrease, restricted to 5% by revision or 10% in the concession period.

The contracts need to have an energy physical guarantee basis. This is done, especially, through the allocation of power generated received from the MRE or purchase. The GSF is the ratio of the entire hydroelectric generation of the MRE participants to the GF sum of all the MRE plants. Basically, the GSF is used to calculate how much each plant will receive from generation to back up its GF. Thus, knowing the GSF of a given month the company will be able to know if it will need to back up its contracts through purchases.

Whenever GSF multiplied by GF is less than the sum of contracts, the company will need to buy the difference in the spot market. However, whenever GSF multiplied by GF is greater than the total contracts, the company will receive the difference to the PLD.

The low inflows that have been recorded since 2014, as well as problems with delays in the expansion of the transmission system have resulted in low GSF values, resulting in heavy losses for the companies holding MRE participating hydroelectric projects.

For plants with contracts in the Free Contracting Environment - ACL, the main way to manage the low GSF risk is not to compromise the entire GF with contracts, approach currently adopted by the Company.

For the contracts in the ACR, Law 13,203/2015 allowed the generators to contract insurance for electricity demand (load), by means of payment of a risk premium. Copel adopted this approach to protect contracts related to energy generated by the Mauá, Santa Clara, Fundão, Baixo Iguaçu and Colíder Thermoelectric Plants and Cavernoso II Small HPP.

For the distribution segment, the effects of the GSF are perceived in the costs associated with quotas of Itaipu, of Angra and the plants whose concessions were renewed in accordance with Law 12,783/2013, as well as in the costs of the contracts for power availability with thermoelectric plants. This is a financial risk, since there is guarantee of neutrality of expenses with energy purchases through a tariff transfer.

36.2.6 Risk of non-renewal of concessions - generation and transmission

Currently, the extension of generation, transmission and distribution concessions covered by Articles 17, 19 and 22 and Law 9,074/1995, is regulated by Law 12,783/2013. Decree 9,187 of November 1, 2017 regulates the extension of the thermoelectric power generation concessions set forth in said Law.

Concessions of hydroelectric power generation, electric power transmission and distribution may be extended at the discretion of the Concession Grantor, one single time, for a period of up to 30 years. However, for concessions of thermoelectric power generation, extension period is limited to 20 years.

The concession operator should request extension of concession at least 60 months before the final contract date or after granting of concessions to hydroelectric power generation and electric power transmission and distribution plants, and of up to 24 months for thermoelectric plants. The Concession Grantor may advance effects of extension by up to 60 months counted as of contract or grant date and may also define initial tariff or revenue.

By 2023, only Governor Bento Munhoz da Rocha Netto hydroelectric power plant (1676 MW) will have its concession expired. The Company did not express an interest in extending this concession because, under Law 12,783/2013, the option for extension is conditioned to a change in the plant operation regime, which may occur within 60 months before its final term. Internal studies have shown that the extension through change of the anticipated operation regime is economically and financially disadvantageous in relation to the exploration of the plant in the present regime until its final term. The plant must be tendered by the Concession Grantor and the Company may participate in the auction, if it meets the qualification conditions.

Regarding the Figueira HPP concession, expired in March 2019, the Company awaits the conclusion of the related ANEEL procedural steps to execute any amendment to the Concession Agreement. The plant is undergoing a modernization process and will have as direct benefits the improvement in energy efficiency and the reduction of pollutant emissions in the atmosphere, in comparison with the old plant.

According to the law, the Company may express its intention to extend the concession of the São Jorge HPP in 2019, the Apucaraninha HPP in 2020, and the Guaricana and Chaminé HPPs in 2021. If the Company does not express an interest in the extension of the current regime, the concession of the São Jorge HPP may, at its final term, be granted to the Company in the condition of registration, and the other concessions, at their final term, shall be tendered by the Concession Grantor.

Copel GeT does not have any transmission concession ending in the next ten years.

36.2.7 Risk on non-renewal of concessions - distribution of electricity

On December 9, 2015, pursuant to the fifth Concession Agreement Amendment No. 46/1999 of Copel DIS, the concession was extended, provided that quality and efficiency parameters for provision of distribution services are met, measured by indicators that consider duration and frequency of service interruptions (DECi and FECi) and efficiency in the Company's economic and financial management.

The fifth amendment to the concession agreement imposes indexes of economic and financial efficiency and quality. Failure to comply with the indexes for two consecutive years or any limits at the end of the first five years will result in the termination of the concession (clause 18, sub clause 1), observing the agreement terms, specifically the right to full defense and reconsideration.

Non-compliance with the annual global electricity supply quality indicators (DEC and FEC) for two consecutive years or three times in five years, depending on ANEEL's regulation, may limit the payment of dividends or interest on capital (clause 2, sub clause 8), while the breach of the economic and financial sustainability indicators may require a capital contribution from the controlling shareholders (clause 13, sub clause 4) within up to 180 days from the end of each fiscal year, of the total insufficient amount to meet the Minimum Economic and Financial Sustainability Parameter provided for in clause 7.

From the sixth year following the signing of the agreement, the breach of quality criteria for three consecutive years or of economic and financial management criteria for two consecutive years will result in the opening of an expiration proceeding (clause 12, sub clause 14), causing the end of the concession.

The following table sets forth the minimum parameters of economic and financial sustainability defined for Copel DIS in the first five years of the renewal:

Year	Economic and Financial Management	Realized	Quality - limits [(a)]		Quality (Performed)	
			DECI [(b)]	FECI [(b)]	DECI	FECI
2016			13.61	9.24	10.80	7.14
2017	EBITDA ≥ 0 [(c)]	661,391	12.54	8.74	10.41	6.79
2018	EBITDA (-) QRR ≥ 0 [(d) (e)]	550,675	11.23	8.24	10,29	6,20
2019	{Net Debt / [EBITDA (-) QRR]} ≤ 1 / (0.8 * SELIC) [(d) (e)]		10.12	7.74	-	-
2020	{Net Debt / [EBITDA (-) QRR]} ≤ 1 / (1.11 * SELIC) [(d) (e)]		9.83	7.24	-	-

(a) According to Aneel's Technical Note No. 0335/2015.

(b) DECi - Equivalent Time of Interruption Caused by Internal Source per Consumer Unit; and FECi - Equivalent Frequency of Interruption Caused by Internal Source per Consumer Unit.

(c) Regulatory EBTIDA adjusted for non-recurring events (Voluntary retirement program, post-employment benefit, provisions and reversals) according to sub-clause six, of the Fifth Amendment to the Concession Agreement.

(d) QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. This is the value defined in the most recent Periodical Tariff Review (RTP), plus General Market Price Index (IGPM) variation betw een the month preceding the RTP and the month preceding the tw elve-month period of the economic and financial sustainability measurement.

(e) Selic: limited to 12.87% p.y.

36.2.8 Risk of non-extension of the gas distribution concession

As presented in Note 2.1.1, the expiration date of the gas distribution concession of the subsidiary Compagás is under discussion with the concession grantor.

In the event of non-extension of the concession, Compagás will be entitled to compensation for investments made in the last 10 years prior to the end of the concession at their depreciated replacement value, according to the contractual clause.

36.2.9 Risk of overcontracting and undercontracting of electricity

Under the current regulatory model, the agreement for purchase of electric power by distributors is regulated by Law 10,484/2014 and Decree 5,163/2004, which determine that distributors must purchase the volume required to serve 100% of their market.

The contracting of the total output available in the market is verified by observing the period comprising the calendar year. The difference between the costs remunerated by the tariff and those actually incurred in the power purchases are fully passed on to captive consumers, as long as the distributor presents a contracting level between 100% and 105% of its market. However, if distributors determine contracting levels lower or higher than the regulatory limits, there is the assurance of neutrality if it is identified that such violation derives from extraordinary and unforeseen events that are not manageable by the buyer.

Since 2016, the distribution segment has been exposed to a general overcontracting scenario, as most companies determined contracting levels higher than 105%. Considering that several factors that have contributed to this situation are extraordinary and unavoidable by the distributors, such as the involuntary allocation of physical guarantee quotas and the broad migration of consumers to the free market, ANEEL and MME implemented a series of measures aiming at the mitigation of overcontracting.

In relation to the contracting of 2019, the scenarios of supply and demand indicate the possibility of occurrence of overcontracting due to consumers migration to the free market. This is the main risk factor involving exposure to overcontracting, which entitles recognition of involuntary overcontracting.

36.2.10 Gas shortage risk

The natural gas market in Paraná is composed of Compagás' consumers (non-thermal market) and the Araucária Thermoelectric Plant (UEG Araucária). This market is supplied by contracts with Petrobras that uses the transportation infrastructure of the Brazil-Bolivia gas pipeline (Gasbol). Compagás has a contract for the supply of natural gas from Bolivia until December 2021, and is making a public bidding for the supply of natural gas as from January 2022. UEG Araucária, on the other hand, negotiates short-term natural gas contracts for not having electricity generated contracted in the regulated environment.

In the current situation of the natural gas sector in Brazil, the New Gas Market program is coordinated by the Ministry of Mines and Energy together with the Civil House of the Presidency of the Republic, the Ministry of Economy, the Administrative Council for Economic Defense, the National Petroleum Agency and the Energy Research Company - EPE, whose purpose is to open the natural gas market in order to make it dynamic, competitive, integrated with the electric and industrial sector, with an improved regulation.

Within the scope of the New Gas Market, the offer of natural gas already demonstrates growth and diversification, having as alternatives the import of gas from Bolivia, import of liquefied natural gas (LNG) that has a large world offer, use of natural gas from onshore basins and greater use of natural gas from the pre-salt which has large volumes to be extracted.

In relation to the transportation network, the changes in regulation to allow access to new agents, the public call of TBG (Gasbol transporter) that establishes a new capacity contracting regime in the gas pipeline and the Gas Pipeline Indicative Plan (PIG) coordinated by EPE, give a vision of better structuring of the sector and adequate planning to meet current and future demands, even though investments are needed for the latter.

A possible shortage in gas supply could result in losses to Copel due to a reduction in revenue from the natural gas distribution service provided by Compagás, as well as any penalty resulting from non-compliance with the obligations contained in the concession contract. In addition, in this scenario, UEG Araucária would probably be kept out of operation. However, this risk is considered low in view of the situation of the New Gas Market.

36.2.11 Risk of non-performance of wind farms

The power generation purchase and sale contracts for wind power are subject to performance clauses, which provide for a minimum annual and four-year generation of the physical guarantee committed in the auction. Ventures are subject to climatic factors associated with wind velocity uncertainties. Non-compliance with what is stated in the agreement may jeopardize future revenues of the Company. At September 30, 2019, the consolidated balance of the provision recorded in liabilities referring to the non-performance is R$57,562 (R$83,525 at December 31, 2018), which may be offset by higher future production, measured within the annual and/or four-yearly contractual cycle.

36.2.12 Risk related to price of power purchase and sale transactions in the active market

The Company operates in the market for the purchase and sale of energy in the active market (Note 4.15 to the financial statements at December 31, 2018), with the objective of achieving results with changes in energy prices, subject to the risk limits established by Management. This activity, therefore, exposes the Company to the risk of future energy price.

The future purchase and sales of energy are recognized at fair value through profit or loss, calculated by the difference between the contracted price and the future market price estimated by the Company.

Based on the notional value of R$2,340,131 for purchase contracts and R$964,384 for contracts for the sale of electricity, outstanding on September 30, 2019, the fair value was estimated using the prices defined by the Company in the last week of September 2019, which represented the best estimate of the future market price. The discount rate uses the return rate of the NTN-B disclosed by ANBIMA as of September 30, 2019, adjusted by the credit risk rate and the additional project risk.

The balances relating to these outstanding transactions at September 30, 2019 are presented below:

Consolidated	Assets	Liabilities	Net
Current	12,887	(8,932)	3,955
Noncurrent	118,894	(19,883)	99,011
	131,781	**(28,815)**	**102,966**

Sensitivity analysis on the power purchase and sale transactions in the active market

The main risk factor is the exposure to variation of energy market prices. The variation of the discount rate does not have a relevant impact on the fair value determined.

The sensitivity analyses were prepared in accordance with CVM Instruction 475/08, considering, for scenarios 1 and 2, the increase or decrease of 25% and 50% in future prices, applied to market prices of September 30, 2019. The results obtained are as follows:

Consolidated	Price variation	Baseline 09.30.2019	Projected scenarios Scenario 1	Scenario 2
Gains (losses) on purchase and sale of energy in active market	Increase	102,966	327,775	552,584
	Decrease	102,966	(121,843)	(346,652)

36.2.13 Counterparty risk in the energy market

Since free energy market still does not have a counterparty acting as guarantor of all agreements (clearing house), there is a bilateral risk of default. Thus, the Company is exposed to the risk of failure in the supply of energy contracted by the seller. In the event of such failure, the Company must buy energy at the spot market price, being further subject to regulatory penalties and loss of amounts paid.

The Company follows a policy that establishes limits for possible operations with each counterparty, after analyzing its credit worthiness, maturity and history.

In addition, even if our policy is more restrictive, and the counterparties present good financial condition, the Company is exposed to systemic events in which the default of one agent ends up affecting other energy trading companies in a "domino effect" until reaching the Company's counterparties.

36.3 Capital management

The Company seeks to keep a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. Management also strives to maintain a balance between the highest possible returns with more adequate levels of borrowings and the advantages and the assurance afforded by a healthy capital position. Thus, it maximizes the return for all stakeholders in its operations, optimizing the balance of debts and equity.

The Company monitors capital by using an index represented by adjusted consolidated net debt divided by adjusted consolidated EBITDA (Earnings before interest, taxes, depreciation and amortization), for the last twelve months. The corporate limit established in the debt indentures provides for maintenance of ratio below 3.5 while any expectation of failing to meet this target will prompt Management to take steps to correct its course by the end of each reporting period.

36.3.1 The equity to debt ratio is shown below:

	Parent company		Consolidated	
Endividamento	**09.30.2019**	**12.31.2018**	**09.30.2019**	**12.31.2018**
Loans and financing	796,031	903,385	3,150,542	4,047,307
Debentures	1,110,969	1,538,080	7,787,626	7,518,131
(-) Cash and cash equivalents	61,362	315,003	2,026,390	1,948,409
(-) Bonds and securities	90	123,560	261,796	344,296
Net debt	**1,845,548**	**2,002,902**	**8,649,982**	**9,272,733**
Equity	17,451,907	16,032,925	17,793,634	16,336,214
Equity indebtedness	**0.11**	**0.12**	**0.49**	**0.57**

37 Related Party Transactions

Consolidated	Assets		Liabilities		Revenue		Cost / Expense	
Related parties / Nature of operation	**09.30.2019**	**12.31.2018**	**09.30.2019**	**12.31.2018**	**30.09.2019**	**30.09.2018**	**30.09.2019**	**30.09.2018**
Controlling shareholder								
State of Paraná - dividends payable	-	-	-	112,196	-	-	-	-
CRC Transfer (Note 8)	1,360,202	1,445,042	-	-	124,099	189,665	-	-
Luz Fraterna Program (a)	7,473	10,353	-	-	-	-	-	-
Tarifa Rural Noturna Program (a)	6,457	-	-	-	-	-	-	-
Morar Bem Paraná Program (a)	234	-	-	-	-	-	-	-
Remuneration and employ social security charges assigned (b)	23	1,248	-	-	-	-	-	-
Telecommunication services (c)	12,225	15,788	-	-	31,706	30,809	-	-
Meteorological System of Paraná - Simepar (d)	-	-	182	181	-	-	(1,623)	(1,028)
Entities with significant influence								
BNDES and BNDESPAR - dividends payable (e)	-	-	-	80,144	-	-	-	-
Financing (Note 22)	-	-	2,221,673	2,208,920	-	-	(134,515)	(94,127)
Debentures - Compagás (Note 23)	-	-	13,259	17,651	-	-	(963)	(2,174)
Debentures - wind farms (Note 23) (f)	-	-	257,431	268,286	-	-	(21,264)	(23,355)
State of Paraná investee								
Sanepar (c) (g)	-	-	297	273	3,459	3,109	(4,316)	(3,892)
Use of water withdrawn from plants' reservoirs	-	144	-	-	-	-	-	510
Joint ventures								
Voltalia São Miguel do Gostoso - mutual	-	-	-	-	-	294	-	-
Dividends	1,032	1,032	-	-	-	-	-	-
Caiuá Transmissora de Energia (h) (i) (j)	255	329	178	285	2,014	2,933	(10,234)	(12,181)
Dividends	3,316	3,316	-	-	-	-	-	-
Integração Maranhense Transmissora (i) (j)	-	-	60	58	-	-	(1,450)	(1,327)
Dividends	2,022	6,033	-	-	-	-	-	-
Matrinchã Transmissora de Energia (i) (j)	-	-	328	316	-	-	(7,741)	(7,054)
Dividends	21,470	21,470	-	-	-	-	-	-
Guaraciaba Transmissora de Energia (i) (j)	-	-	150	136	-	-	(3,630)	(3,220)
Dividends	10,970	15,869	-	-	-	-	-	-
Paranaíba Transmissora de Energia (i) (j)	-	-	239	212	-	-	(5,235)	(4,933)
Dividends	2,976	8,544	-	-	-	-	-	-
Cantareira Transmissora de Energia (i)	-	-	174	170	-	-	(1,690)	(1,107)
Dividends	-	1,461	-	-	-	-	-	-
Mata de Santa Genebra Transmissão (i) (k)	4,815	5,126	17	-	12,903	3,566	(74)	-
Associates								
Dona Francisca Energética S.A. (l)	40	-	1,389	1,436	103	-	(12,906)	(12,645)
Foz do Chopim Energética Ltda. (c) (m)	207	193	-	-	1,906	1,968	-	-
Dividends	-	18,071	-	-	-	-	-	-
Acquisition of power plant projects	-	-	-	19,461	-	-	-	-
Sercomtel S.A. Telecomunicações (c) (n)	7,725	2,226	-	-	6,278	6,055	(3)	(2)
Key management staff								
Fees and social security charges (Note 33.2)	-	-	-	-	-	-	(15,665)	(21,381)
Pension and healthcare plans (Note 24.3)	-	-	-	-	-	-	(778)	(1,302)
Other related parties								
Fundação Copel (c)	42	20	-	-	220	237	-	-
Administrative property rental	-	-	16,416	312	-	-	(2,172)	(11,209)
Pension and healthcare plans (Note 24.3)	-	-	998,345	968,763	-	-	-	-
Lactec (o)	-	-	1,556	1,601	-	-	(955)	(3,395)

a) The *Luz Fraterna* Program, created under Law 491/2013 and 17,639/2013 allows the State Government to pay for the electricity bills of low-income families in Paraná, which have duly applied for the program and provided that their consumption does not exceed 120 kWh per month. This benefit is available to residential customers with single-phase connections, rural customers with single- phase connections or two-phase connections with circuit breakers of up to 50 amperes. Applicants must not have more than one electricity bill under their names and must not have any pending debts to the Company.

In March 2018, the amount of R$159,274 was settled. The principal interest, fine and monetary restatement, at December 31, 2011, totaled R$158,849. For these charges on electricity bills for the period of September 2010 to June 2015, a lawsuit was filed against the State of Paraná on November 5, 2018, relating to the payment of invoices pursuant to State Law 14,087/2003. We highlight that despite the negotiations maintained by Management, seeking to settle this debt, uncertainties still exist regarding the realization of this asset and therefore, in view of this condition, this asset was not recognized, therefore, in accordance with the current accounting standards. For the tax treatment, as determined by the Federal Revenue of Brazil in the Normative Instruction 1,753/2017, the Company has taxed this revenue.

Management further emphasizes that it is making all necessary efforts and taking all necessary measures to preserve the Company's interests.

The *Morar Bem Paraná* Program, established by Decree 2,845/2011, introduced an agreement between the Paraná State, Companhia de Habitação do Paraná (Cohapar) and Copel, and is managed by Cohapar. Copel main attribution under this agreement is the construction of energy distribution grids and housing project consumer unit service connections.

The *Tarifa Rural Noturna* Program of the Paraná State Government, regulated by Decree No. 1,288 of April 30, 2019, provides for the granting of special monthly discount on the electricity tariff and the charges resulting from this service, including on the additional tariff flags, regarding night consumption by consumers addressed by this decree. This program provides for the payment by the Paraná State Government to Copel Distribuição of the amount corresponding to 60% of the electricity consumption by the benefitted consumers, considered to be night-period consumption, as specified in Decree 1,288 of April 30, 2019.

b) Reimbursement of wages and social charges for employees transferred to the Paraná State Government. Balances presented are net of expected credit loss.

c) Revenue of Copel TEL from telecommunications services and lease of equipment and infrastructure.

d) The Meteorological System of Paraná - Simepar is a supplementary unit of the Independent Social Service Paraná Technology, linked to the State Department of Science, Technology and Higher Education. Simepar has contracts with Copel for services of weather forecast, meteorological reports, ampacity analysis, mapping and analyses of winds and atmospheric discharges.

e) BNDES is the parent company of BNDES Participações S.A. - BNDESPAR, which owns Copel shares (Note 31.1). On December 22, 2018, the shareholder agreement between the State of Paraná and BNDESPAR, signed on December 22, 1998, was ended.

f) BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel.

g) Basic sanitation provided by Sanepar.

h) Operation and maintenance services agreement provided by Copel GeT, maturing on May 9, 2021. Transmission System Connection Agreement - CCT executed by Copel DIS, expiring by the end of the concession agreement of the distribution or transmission company, whichever takes place first.

i) Charges for use of the transmission system due by Copel GeT, UEG Araucária and wind farms.

j) Copel DIS maintains a Contract for the Use of Transmission System (Cust) with ONS and power transmission concession operators whose subject matter is the contracting of Transmission System Use Amount (Must). Contracting is permanent and is regulated by ANEEL Normative Resolution 666/2015. Amounts are defined for four subsequent years, with annual reviews.

k) Agreements entered into by Copel GeT: for operation and maintenance services, maturing on February 1, 2019, rendering of owner's engineering services, maturing on December 31, 2019, advisory and consulting services, maturing on January 31, 2020, and facility sharing, maturing on January 1, 2043.

l) Connection to the transmission system contracts entered by Copel GeT, Costa Oeste and Marumbi, maturing on August 17, 2031 until July 21, 2048. Power purchase and sale agreement made by Copel GeT, maturing on March 31, 2025.

m) Contracts entered into by Copel GeT: for operation and maintenance, maturing on May 23, 2020, and connection to the transmission system, maturing on January 1, 2043.

n) Light pole sharing agreement, signed between Sercomtel S.A. Telecomunicações and Copel DIS.

o) The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associate. Lactec has service and R&D contracts with Copel GeT, UEGA and Copel DIS, which are subject to prior or later control and approval by ANEEL.

Transactions arising from operations in a regulated environment are billed according to the criteria and definitions established by the regulatory agents.

37.1 Guarantees awarded to related parties

Sureties and guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 22 and 23.

Copel provided financial guarantees, in the form of corporate guarantee letter, for power purchase agreements made by Copel GeT, in the total amount of R$4,005 (R$3,246 at December 31, 2018) and made by Copel Energia, in the amount of R$83,573 (R$79,358 at December 31, 2018).

Sureties and guarantees granted by Copel and Copel GeT for financing, debentures and insurance contracts of joint ventures are shown below:

	Company	Operation	Date Issued	Final maturity	Amount approved	Balance 09.30.2019	Interest %	Amount guarantees
(1)	Caiuá Transmissora (a)	Financing	12.23.2013	02.15.2029	84,600	59,357	49.0	5,956
(2)	Guaraciaba Transmissora	Financing	09.28.2016	01.15.2031	440,000	380,262	49.0	186,328
(3)	Guaraciaba Transmissora	Debentures	07.15.2018	12.15.2030	118,000	121,023	49.0	59,301
(4)	Mata de Santa Genebra	Financing	11.30.2017	07.15.2033	1,018,500	1,110,598	50.1	556,410
(5)	Mata de Santa Genebra	Debentures	04.15.2019	11.15.2030	210,000	197,289	50.1	98,842
(6)	Cantareira Transmissora de Energia (a)	Financing	12.28.2016	09.15.2032	426,834	458,308	49.0	57,500
(7)	Cantareira Transmissora de Energia	Debentures	01.09.2018	08.15.2032	100,000	100,191	49.0	49,094
								1,013,431

(a) Guarantee awarded of fixed amount pursuant to the contractual provisions and formal requirements of the financial institution

Financial Institution (fund provider): BNDES: (1) (2) (4) (6)

Allocation: Investment program

Guarantees: provided by Copel GeT: (1); provided by Copel: (2) (3) (4) (5) (6) (7).

Operation guarantee: pledge of shares held by Copel Get in the ventures.

Performance bond Company	Final maturity	Amount Insured	% endorsement Copel GeT	Amount endorsement
Matrinchã Transmissora	09.30.2020	90,000	49.0	44,100
Guaraciaba Transmissora	04.30.2020	47,000	49.0	23,030
Mata de Santa Genebra	11.29.2019	78,300	50.1	39,228
				106,358

38 Commitments

Commitments related to long-term contracts not yet incurred, and therefore not recognized in the financial statements, are as follows:

Consolidated	09.30.2019	12.31.2018
Energy purchase and transportation contracts	135,730,331	140,638,024
Additions to property, plant and equipment		
Construction of transmission lines and substations	136,711	214,086
Construction of HPP Colíder power plant	-	36,303
Construction of HPP Baixo Iguaçu	13,837	202,668
Construction of Cutia wind farm	10,898	40,392
Construction of SHP Bela Vista	134,776	-
Telecommunications works	8,141	115,710
Acquisition of assets for electricity distribution	501,293	528,109
Gas purchase contracts	999,565	1,339,848

39 Insurance

Details by peril type and effective date of the main insurance policies can be seen below:

Consolidated Policy	End of term	Insured amount
Operational risks - HPP Baixo Iguaçu	05.31.2020	2,233,183
Operational risks - HPP Colíder	11.01.2020	2,166,984
Operational risks - Cutia and Bento Miguel	03.29.2020	2,119,554
Nominated Risks	08.24.2020	2,069,590
Operational risks - UEG Araucária (a)	11.30.2020	913,053
Operational risks - Brisa Potiguar	06.27.2020	890,763
Operational risks - HPP Governador Jayme Canet Junior	11.23.2019	799,290
Fire - owned and rented facilities	08.24.2020	662,791
Operational risks - São Bento	06.27.2020	569,835
Operational risks - Elejor	03.11.2020	302,616

(a) The values of the insured of operating risks - UEG Araucária have been translated from USD into BRL, with the current rate R$4.1644 as of September 30, 2019.

In addition to the insurance policies listed above, the Company and its subsidiaries take out other insurance policies with lower values, such as: Directors and Officers liability (D&O), general civil liability, court award payment guarantee, sundry perils, national and international transportation, life, aircraft and vehicles. The guarantee insurance taken out by the subsidiaries, joint ventures and associates have Copel and/or Copel GeT as guarantor, within the limits of their share of interest in each project.

40 Additional information to the Statement of Cash Flows

40.1 Transactions not involving cash

Among the transactions carried out in the line item Contract assets, specified in Notes 11.1 and 11.2, the acquisitions totaled R$726,779 (R$558,822 at September 30, 2018). Of this amount, R$74,445 (R$97,124 at September 30, 2018) represent the amount of purchases made in installments and not settled through the end of the reporting period.

According to information in Note 18.2, Property, plant and equipment acquisitions totaled R$381,577 (R$1,136,896 at September 30, 2018). Of this amount, R$53,914 (R$63,721 at September 30, 2018) represent the amount of purchases made in installments and not settled through the end of the reporting period.

In December 2018, there was acquisition in installments of the studies and projects denominated PCH Bela Vista and UHE Salto Grande, for the amount of R$19,461, with the company Foz do Chopim Energética Ltda., such liability being recorded in accounts payable to suppliers. In 2019, this acquisition was settled through a matching of accounts with the dividends receivable from that supplier, which is part of the Company's consolidated investments as associate.

As described in note 28.1, the additions occurred in right-of-use assets totaled R$11,378, which were recognized matched against lease liabilities.

The mentioned transactions did not involve cash and, for this reason, are not being presented in the statement of cash flows.

41 Subsequent events

41.1 Auction for new power generation A-6

Copel GeT, in a consortium with its subsidiary Cutia, participated in the A-6 new power generation auction, held on October 18, 2019 and sold 14.4 MW mean of the Jandaíra Wind Complex, at a price of R$98.00/MWh. The amount of energy sold represents 30% of the physical guarantee, and the rest of the energy should be sold through contracts in the free market. With an estimated investment of R$400 million, the Jandaíra Wind Complex, which has an installed capacity of 90.1 MW and a physical guarantee of 47.6 MWm, will be built in Rio Grande do Norte, a region in which Copel already has other wind generation assets, which will provide operational synergies with the projects that are already in operation. The contract for the sale of energy in the regulated market, resulting from the A-6 auction, begins on January 1, 2025, with a 20-year term and annual adjustment by reference to the IPCA variation.

41.2 Transformação Program

On October 16, 2019, Copel DIS launched a new program to modernize its energy distribution network, called *Transformação* Program. It comprises the "Confiabilidade Total", "Smart Grid Copel" and "Paraná Trifásico" projects, with the objective of improving the infrastructure, especially in the rural region, in order to increase the quality of the energy supply and the agility in restoring the service in the event of power failures. With estimated investment of around R$2.9 billion by 2025, which should be part of the compensation base, the program includes the construction of approximately 25,000 km of new networks, 15,000 new automated points and the implementation of intelligent network technology in the State of Paraná.

COMMENTS ON PERFORMANCE

for the quarters ended September 30, 2019 and 2018

All amounts expressed in thousands of Brazilian reais

1 Distribution Lines

Compact-Design Distribution Lines - Copel Distribuição has implemented compact-design distribution lines in urban areas with a high concentration of trees surrounding distribution grids. This technology reduces the number of trees cut down or trimmed and improves the quality of power supply by reducing the number of unplanned outages. The total length of compact-design distribution lines installed at the end of September 2019 was 11,274km (10,220 km in September 2018), up by 1,054 km year-over-year, a variation of 10.3%.

Secondary Isolated Lines - Copel Distribuição is also investing in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC - Equivalent Time of Interruption per Consumer Unit and FEC - Equivalent Frequency of Interruption per Consumer Unit distribution performance indicators; defense against illegal connections; improved environmental conditions; reduced areas subject to tree trimming; improved safety; reduced voltage drops throughout the grid; and increased transformer useful life due to the reduction of short-circuits, among other advantages. The total length of secondary isolated lines as of the end of September 2019 was 18,919 km (against 18,047 km in September 2018), up by 872 km year-over-year, a variation of 4.8%.

2 Power Market

Market behavior - Power generation by Copel Geração e Transmissão and wind farms totaled 15,235 GWh in the first nine months of 2019 (against 13,352 GWh in the same period in 2018). The volume of energy purchased by Copel Distribuição by means of CCEARs (auctions) was 9,209 GWh (against 7,933 GWh in the same period in 2018), while the volume purchased from Itaipu was 4,145 GWh (against 4,284 GWh in the same period in 2018), as described below:

Energy Flow (GWh) — **January through Setember 2019**

Own generation	**15,235**	**40.7%**
Energy received	**22,214**	**59.3%**
CCEAR	9,209	
Itaipu	4,145	
Dona Francisca	105	
CCEE (MCP)	34	
Angra:	734	
CCGF:	4,681	
MRE:	96	
Elejor:	364	
Proinfa:	349	
Outros[1]:	2,497	

Availability	**37,449**

January through March 2019	**14,748**	**39.4%**
Concessionaires[2]	**146**	**0.4%**
Electricity sales to distributor CCE	**125**	**0.3%**
Assignment MCSD EN[4]	**751**	**2.0%**
CCEE (MVE)[5]	**358**	**1.0%**
Free Customers	**5,075**	**13.6%**
Energy Supplied	**14,285**	**38.1%**
Bilateral Agreements	6,677	
CCEAR	2,610	
CER	686	
CCEE(MCP)	1,198	
MRE	3,114	
Losses and differences	**1,961**	**5.2%**
Basic Network Losses	348	
Distribution Losses	1,713	
CG Contracts	(100)	

CCEAR: Energy Purchase Agreements in the Regulated Market.
CER: Reserve Energy Agreements.
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
MRE: Energy Reallocation Mechanism.
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).
[1] Other: Energy purchased by Copel Comercialização.
[2] Electricity sales to concessionaries and licensees with own market of less than 500GWh/year.
[3] Eletricity sales to the agent distributor of CCEE through a Regulated Bilateral Contract - CBR.
[4] MCSD EN - Mechanism for Compensation of Surpluses and Deficits of New Energy.
[5] CCEE (MVE): MVE - Sale of energy to the free market through the Surplus Selling Mechanism.

Energy sale - The table below sets out Copel's total energy sales, broken down among Copel Distribuição, Copel Geração e Transmissão, Copel Comercialização and wind farms:

Segment			GWh
	jan - set 2019	jan - set 2018	Var.
Copel Distribuição			
Captive Market	**14,748**	**14,702**	**0.3%**
Residential	5,571	5,413	2.9%
Industrial	1,989	2,204	-9.8%
Commercial	3,528	3,483	1.3%
Rural	1,765	1,746	1.1%
Other	1,895	1,856	2.1%
Concessionaries and Licensees	**145**	**222**	**-34.7%**
CCEE (MCSD EN)	**751**	**1,029**	**-27.0%**
CCEE (MVE)	**358**	**-**	**-**
CCEE (MCP)	**1,291**	**764**	**69.0%**
Total - Copel Distribuição	**17,293**	**16,717**	**3.4%**
Copel Geração e Transmissão			
CCEAR (Copel Distribuição)	91	64	42.2%
CCEAR (other concessionaries)	1,646	619	165.9%
Free Customers	3,084	2,941	4.9%
Bilateral Agreements (Copel Comercialização)	3,757	1,631	130.3%
Bilateral Agreements[1]	2,765	4,801	-42.4%
CCEE (MCP)[2]	629	845	-25.6%
Total - Copel Geração e Transmissão	**11,972**	**10,901**	**9.8%**
Wind Farms Complex			
CCEAR (Copel Dis)	23	-	-
CCEAR (other concessionaries)	964	627	53.7%
CER	686	256	168.0%
Total - Wind Farms Complex	**1,673**	**883**	**89.5%**
Copel Comercialização			
Free Customers	1,991	1,496	33.1%
Bilateral Agreements (group companies)	216	180	20.0%
Bilateral Agreements	4,037	3,022	33.6%
CCEE (MCP)	43	9	**377.8%**
Total - Copel Comercialização	**6,287**	**4,707**	**33.6%**
Total	**37,225**	**33,208**	**12.1%**

Note: Not considering the energy from MRE (Energy Relocation Mechanism).
[1] Includes Short Term Sales Agreements.
[2] Assured Power allocated in the period, does not consider the impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy. MCSD EN: Mechanism for Compensation of Surpluses and Deficits of New Energy. CCEE (MVE): Sale of energy to the free market through the Surplus Selling Mechanism.

Captive Market of Copel Distribuição - Energy sales to Copel Distribuição's captive market totaled 14,748 GWh in the first 9 months of 2019, up by 0.3% against the same period in 2018. This result was mainly influenced by the increase in the consumption of the residential and commercial segments, in particular by the high temperatures in January, with average variation above 10%, in addition to more business days in February.

The residential segment consumed 5,571 GWh from January to September 2019, up by 2.9% caused by (i) the increase in average monthly energy consumption (163 kWh/month in the first 9 months of 2019 compared to 161 kWh/month in the same period of 2018), mainly due to maximum temperatures recorded in January, which surpassed the historical average in several regions of the Paraná State; and (ii) the increase of 2.0% in the number of clients. Until September 30, 2019, the consumption of the residential segment was equivalent to 37.8% of the captive market, totaling 3,808,092 consumers.

The consumption of the industrial segment decreased by 9.8% in the first 9 months of 2019, to 1,989 GWh, mainly caused by the migration of captive clients to the free market. By the end of September 2019, the industrial segment represented 13.5% of the captive market's consumption with 72,171 consumers.

The commercial segment consumed 3,528 Gwh from January to September of 2019, an increase of 1.3% compared to the same period in 2018. This result was influenced by the 2.1% increase in the number of customers, partially offset by the decrease of 7.9% in energy consumption of wholesale trade activities in the year to date. At September 30, 2019, this class represented 23.9% of captive market consumption, with 404,704 consumers.

The rural segment recorded a 1.1% increase in energy consumption in the first 9 months of 2019, totaling 1,765 GWh. By the end of September 2019, the segment accounted for 12.0% of the Copel's captive market, totaling 350,595 consumers.

The consumption of other segments (public bodies, public lighting, public services and own consumption) totaled 1,895 GWh from January to September 2019, with an increase of 2.1%. Jointly, these segments accounted for 12.8% of the captive market, totaling 58,419 consumers at September 30, 2019.

Number of consumers - The number of end consumers (captive consumers of Copel Distribuição and free consumers of Copel GeT, Copel Comercialização and other suppliers within the concession area of Copel Distribuição) billed in September 2019 was 4,695,281, up by 1.8% against the same month in 2018.

Segment	set 2019	set 2018	Var.
Residential	3,808,092	3,732,153	2.0%
Industrial	72,171	73,328	-1.6%
Commercial	404,704	396,459	2.1%
Rural	350,595	352,712	-0.6%
Others	58,419	57,731	1.2%
Total Captive Market	**4,693,981**	**4,612,383**	**1.8%**
Grid Supply (a)	7	6	16.7%
Free Customers (b)	1,293	1,065	21.4%
Total geral	**4,695,281**	**4,613,454**	**1.8%**

(a) Total grid supply in the captive market (concessionaires and licensees) and free.
(b) All free customers served by Copel GeT, Copel Comercialização and other suppliers at the Copel Distribuição concession area.

3 Management

Headcount

Employees	set 2019	set 2018
Copel and subsidiaries		
Copel	68	79
Copel Geração e Transmissão	1,674	1,788
Copel Distribuição	5,289	5,657
Copel Telecomunicações	440	503
Copel Comercialização	42	37
	7,513	**8,064**
Affiliated Company		
Compagás	149	161
Elejor	7	7
UEG Araucária	16	17
	172	**185**

4 Market Relations

From January to September 2019, Copel's common (ON - ticker CPLE3) and class B preferred registered shares (PNB - ticker CPLE6) were traded in 100% of trading sessions of Brasil Bolsa Balcão (B3).

The shares outstanding totaled 68.93% of the Company's capital stock. At the end of September 2019, Copel's market value was R$13,796,944 thousand, based on quotations of all markets.

Copel's share in the portfolio of the Electric Power Sector Index (ISE) was 5.195%.

Copel PNB's share in B3 - Corporate Sustainability Index (ISE) was 1.336%.

In B3, ON shares closed the period traded at R$51.10, with a positive variation of 71.48%, while PNB shares closed at R$49.61, with a positive variation of 62.39%. In the same period the IBOVESPA index recorded a positive variation of 19.18%.

On the New York Stock Exchange (NYSE), ON shares traded at “Level 1” in the form of ADRs, under ticker ELPVY, were traded in 70% of the trading sessions, closing the period at US$12.14, with a positive variation of 57.46%. PNB shares traded at "Level 3", in the form of ADSs, under ticker ELP, were traded in 100% of the trading sessions, closing the period at US$12.01, with a positive variation of 53.38%. Also in this period the Dow Jones Index recorded a positive variation of 15.41%.

On the Latibex (the Euro market for Latin American Securities), which is connected to the Madrid Stock Exchange), the Company's PNB shares traded under the ticker XCOP were traded in 21% of the trading sessions, closing the period at € 11.10, with a positive variation of 55.24% In the same period, the Latibex All Shares index recorded a positive variation of 14.71%.

The table below is a summary of Copel's share trading between January and September 2019:

	ON		PNB	
Stock Performance (Jan - Set/2019)	**Total**	**Daily average**	**Total**	**Daily average**
B3				
Number of Trades	156,987	840	817,580	4,372
Volume Traded	34,557,600	184,800	168,982,700	903,651
Trading Value (R$ thousand)	1,443,130	7,717	7,149,054	38,230
Presence in Trading Sessions	187	100%	187	100%
Nyse				
Volume Traded	257,557	1,951	87,626,369	466,098
Trading Value (US$ thousand)	2,218	17	970,272	5,161
Presence in Trading Sessions	132	70%	188	100%
Latibex				
Volume Traded	-	-	53,486	1,337
Trading Value (€ thousand)	-	-	554	14
Presence in Trading Sessions	-	-	40	21%

5 Tariffs

Power distribution tariffs

Retail distribution average rate (a) - R$/MWh	set 2019	set 2018	Var.
Industrial (b)	666.60	582.14	14.5%
Residential	513.95	504.93	1.8%
Commercial	505.08	482.59	4.7%
Rural	370.39	335.51	10.4%
Other	361.88	348.72	3.8%
	497.18	**472.81**	**5.2%**

(a) Without ICMS and Pis/Cofins. Does not consider tariff flags.

(b) Free customers not included.

Power purchase tariffs

Tariff Supply - R$/MWh	set 2019	set 2018	Var.
Itaipu [1]	273.11	250.30	9.1%
Auction 2010 - H30	235.71	224.80	4.9%
Auction 2010 - T15 [2]	152.79	215.85	-29.2%
Auction 2011 - H30	242.98	232.02	4.7%
Auction 2011 - T15 [2]	199.58	342.78	-41.8%
Auction 2012 - T15 [2]	249.04	320.91	-22.4%
Auction CCEAR 2014 - 2019 [3]	164.05	499.74	-67.2%
Auction 2016 - T20[2]	164.90	161.30	2.2%
Angra	256.76	251.45	2.1%
CCGF [4]	106.37	99.17	7.3%
Santo Antônio	150.84	143.84	4.9%
Jirau	132.72	126.51	4.9%
Other auctions [5]	191.03	278.14	-31.3%
Bilaterals	-	245.06	-
Tariff Average Supply	**184.78**	**207.19**	**-10.8%**

[1] Furnas transport charge not included.

[2] Auction average price according to bilateral payment to sellers. Does not include contracting effects accounted for by CCEE.

[3] Availability.

[4] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.

[5] Products average price, without PROINFA.

With PIS/COFINS.

Power supply tariffs

Tariff Weighted Average Supply - R$/MWh	set 2019	set 2018	Var.
Auction - CCEAR 2011-2040	225.57	216.72	4.1%
Auction - CCEAR 2013-2042	242.60	232.99	4.1%
Auction - CCEAR 2015 - 2044 (a)	178.62	164.82	8.4%
Auction - CCEAR 2018 - 2048	171.82	-	-
Concession holders in the State of Paraná	308.81	306.03	0.9%

With PIS/COFINS. Net of ICMS.

(a) For the year 2018, Colíder's energy was submitted to the New Energy MCSD. The service of the CCEARs is being partially realized in proportion to the commercial start-up of their units, according to preliminary injunction under action number 1018935-95.2017.4.01.3400.

6 Economic and Financial Results

Revenues (Note 32)

Until September 2019, net operating revenues were R$11,831,864, or 5.0% up against R$11,263,637 recorded in the same period in 2018.

This variation was mainly explained by:

a) 14.4% increase in Revenues from Electricity Sales to Final Customers, mainly caused by the impact from energy tariff adjustment of Copel Dis by 15.61%, on June 24, 2018, partially offset by the tariff reduction of 4.11%, on June 24, 2019, and increased by the growth in the number of customers of Copel Comercialização;

b) 2.0% increase in Revenues from Electricity Sales to Distributors, mainly caused by the increase in sales through regulated environment contracts, due to the start of operation of new projects, offset by the settlement of short-term energy with lower PLD;

c) 15.0% increase in Revenues from the Use of Main Distribution and Transmission Grid, mainly caused by the tariff adjustment applied to consumers of the distribution company by 16.41% and 11.63% applied in June 2018 and 2019, respectively (0.85% in June 2017), by the growth in the wireline market of Copel Dis by 3.9% in the period, and by the recognition of remuneration of new transmission assets;

d) 5.6% increase in Revenues from Telecommunications, chiefly due to the increase in the number of clients, particularly in the retail market with the Copel Fibra product;

e) 64.1% increase in Revenues from Distribution of Piped Gas impacted by the increase in gas sales volume, the tariff adjustment by 16.5% as from February 2019; as well as the recovery of PIS and Cofins on ICMS (Note 13.2.1);

f) 93.1% decrease in Sectorial Financial Assets and Liabilities, mainly caused by amortization of the amounts computed in revenue from energy supply after the tariff adjustment of June 24, 2018 and lower variation of balances accrued for the adjustment of June 24, 2019; and

g) 72.0% increase in Other Operating Revenues mainly due to the positive result of the fair value in the purchase and sale of traded energy.

Operating Costs and Expenses (Note 33)

Operating costs and expenses totaled R$9,370,662 until September 2019, up by 1.9% compared to R$9,556,566 recorded in the same period in 2018. The main highlights were as follows:

a) decrease of 12.5% in Electricity purchased for resale due mainly to the lower PLD value in the period compared to 2018;

b) 12.4% increase in Charge of the main distribution and transmission grid due mainly to the increase in tariffs and transmission infrastructure charges made available to new generation projects starting in 2019;

c) 11.3% decrease in Personnel and management mainly due to the provision for the voluntary employee termination program in the amount of R$89,518 recorded in 2018 and with no effects in 2019 due to the end of the program, the reduction of headcount and the cost reduction policy; partially offset by the salary adjustment, according to the collective bargaining agreement, of 3.97% in October 2018;

d) 52.2% increase in expenses with natural gas and inputs for gas-related operations due to the increase in volume and cost of gas purchases;

e) 33.3% increase in the Depreciation and amortization account due to beginning of commercial operation in 2019 of Colíder, Cutia and Baixo Iguaçu plants, as well as higher depreciation of telecommunication assets;

f) 38.9% decrease in Credit losses, provisions and reversals due to the reduction in the provision for litigation and the reversal of impairment in the period; and

g) 76.8% increase in Other operating costs and expenses due to higher losses on the decommissioning and disposal of assets and lower recovery of costs with taxes, suppliers and sector subsidies.

Equity in earnings of investees

The result for the nine-month period of 2019 was 81.2% lower than that for 2018, mainly due to the increase in investment and the postponement of the start of operation of the transmission assets of concession contract No. 001/2014 under construction by SPE Mata de Santa Genebra.

Financial Results (Note 34)

The decrease of R$59,839 in financial results corresponds to a 19.9% decrease compared with the same period in 2018, being mainly due to lower recovery of costs with taxes and updating of agreement with supplier in 2018, which did not take place in 2019.

EBITDA

EBITDA (earnings before interest, taxes, depreciation and amortization) is as follows:

Consolidated	09.30.2019	Restated 09.30.2018
Net income	1,466,414	1,142,068
Deferred IRPJ and CSLL	203,176	(164,791)
Provision for IRPJ and CSLL	471,541	643,252
Financial expenses (income), net	360,303	300,464
Ebit	**2,501,434**	**1,920,993**
Depreciation and amortization	739,377	554,548
Ebitda	**3,240,811**	**2,475,541**
Net operating revenues - ROL	11,831,864	11,263,637
Ebitda Margin% (Ebitda ÷ ROL)	**27.4%**	**22.0%**

The EBITDA is a non-accounting measure prepared by the Company, reconciled with its financial statements, in accordance with the provisions of Circular Letter/CVM/SNC/SEP 01/2007 and CVM Instruction 527/2012. It is not a measure recognized by accounting practices adopted in Brazil or international accounting standards, does not have a standard meaning and cannot be comparable to measures with similar titles provided by other companies. The Company discloses it because it is used to measure its performance.

The EBITDA cannot be considered separately or as a substitute of net income or operating income, as an indicator of operating performance or cash flow, or to measure the liquidity or the ability to pay debt.

COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE

BOARD OF DIRECTORS	
Chairman	MARCEL MARTINS MALCZEWSKI
Members	DANIEL PIMENTEL SLAVIERO
	MARCO ANTÔNIO BARBOSA CÂNDIDO
	CARLOS BIEDERMANN
	GUSTAVO BONINI GUEDES
	LUIZ CLAUDIO MAIA VIEIRA
	LEILA ABRAHAM LORIA
	OLGA STANKEVICIUS COLPO
	ADRIANA ANGELA ANTONIOLLI
STATUTORY AUDIT COMMITTEE	
Chairman	MARCO ANTÔNIO BARBOSA CÂNDIDO
Financial Expert	CARLOS BIEDERMANN
Members	LUIZ CLAUDIO MAIA VIEIRA
	LEILA ABRAHAM LORIA
	OLGA STANKEVICIUS COLPO
SUPERVISORY BOARD	
Chairman	DEMETRIUS NICHELE MACEI
Sitting Members	HARRY FRANÇÓIA JÚNIOR
	ROBERTO LAMB
	LETÍCIA PEDERCINI ISSA MAIA
Deputy Members	JOÃO LUIZ GIONA JR
	OTAMIR CESAR MARTINS
	GILBERTO PEREIRA ISSA
EXECUTIVE BOARD	
Chief Executive Officer	DANIEL PIMENTEL SLAVIERO
Enterprise Management Officer	ANA LETÍCIA FELLER
Chief Financial and Investor Relations Officer	ADRIANO RUDEK DE MOURA
Chief Business Development Officer	CASSIO SANTANA DA SILVA
Chief Legal and Institutional Relations Officer	EDUARDO VIEIRA DE SOUZA BARBOSA
Chief Governance, Risk and Compliance Officer	VICENTE LOIÁCONO NETO
Assistant Officer	DAVID CAMPOS
ACCOUNTANT	
CRC-PR-045809/O-2	ADRIANO FEDALTO
Information about this report:	
Investor relations:	Phone: +55 (41) 3222-2027
	ri@copel.com

(Free Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders and Management of
Companhia Paranaense de Energia - COPEL
Curitiba - PR

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Paranaense de Energia - COPEL (the "Company"), identified as parent company and consolidated, respectively, included in the Quarterly Information Form - ITR for the quarter ended September 30, 2019, which comprises the statement of financial position as at September 30, 2019 and the related statements of income and of comprehensive income for the three and nine-month periods then ended and the statements of changes in equity and of cash flows for the nine-month period then ended, including the explanatory notes.

The Company's Management is responsible for the preparation of this individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and with international standard IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM, applicable to the preparation of Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Quarterly Information - ITR referred to above has not been prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 applicable to the preparation of Quarterly Information - ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM.

Emphasis of matter

Restatement of the financial information at September 30, 2018

On November 7, 2018, we issued an unmodified report on review of the Company's interim financial information, which is now being restated. As described in note 3.6 individual and consolidated interim financial information, the interim financial information at September 30, 2018 has been adjusted and is being restated as set out in technical pronouncements CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors and CPC 26 (R1) - Presentation of Financial Statements to reflect the effects from application of technical pronouncement CPC 47 - Revenue from Contracts with Customers, in joint ventures, in calculating equity in earnings of investees. Our conclusion is not modified in respect of this matter.

Other matters

Statements of value added

The interim financial information referred to above includes the individual and consolidated Statements of Value Added ("DVA") for the nine-month period ended September 30, 2019, prepared under the responsibility of the Company's Management and presented as supplementary information for the purposes of the international standard IAS 34. These statements have been subject to review procedures performed in conjunction with the review of the Quarterly Information - ITR to determine whether they are reconciled with the interim financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in technical pronouncement CPC 09 - Statement of Value Added. Based on our review, we are not aware of any fact that makes us believe that these statements of value added have not been prepared, in all material respects, in accordance with the criteria set out in said standard and consistently with the individual and consolidated interim financial information taken as a whole.

Curitiba, November 12, 2019

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Fernando de Souza Leite
Engagement Partner

SUPERVISORY BOARD'S OPINION

ON THE INTERIM FINANCIAL INFORMATION FOR THE THIRD QUARTER OF 2019

The members of the Supervisory Board of Companhia Paranaense de Energia - Copel, undersigned, in accordance with their legal and statutory duties and responsibilities, have examined the Interim Financial Information for the 3rd quarter of 2019 approved by the Company's Board of Directors at the meeting held on this date. The minutes were received and assessed individually by the members prior to the meeting and were previously discussed with the Management and the independent auditors. Based on the work performed over the quarter, the analyses performed, the monitoring of discussions on internal controls and the clarifications provided by Management and the independent auditors and also considering the Limited Review Report of the Independent Auditors Deloitte Touche Tohmatsu, issued without qualifications, with emphasis paragraph relating to the restatement of comparative balances, the members of the Supervisory Board declare that they are not aware of any facts or evidences that are not reflected in the Interim Financial Information for the quarter ended September 30, 2019 and conclude that this information may be disclosed.

Curitiba, November 12, 2019

/s/

DEMETRIUS NICHELE MACEI
Chairman

/s/

HARRY FRANÇÓIA JÚNIOR

/s/

LETÍCIA PEDERCINI ISSA MAIA

/s/

OTAMIR CESAR MARTINS

/s/

ROBERTO LAMB

S T A T E M E N T

By this document, the Officers of Companhia Paranaense de Energia - Copel, publicly-held mixed capital company, with its headquarters at Rua Coronel Dulcídio no. 800 - PR, Curitiba - PR, enrolled with the National Registry of Legal Entities (CNPJ) under No. 76.483.817/0001-20, for the purposes of the provisions in item II, paragraph 1 of article 29 of CVM Instruction 480/2009, state that:

(i) We have reviewed and discussed and agree with the opinions expressed in the audit report of Deloitte Touche Tohmatsu Auditores Independentes related to the interim financial information of Copel included in the Quarterly Information Form - ITR, as of September 30, 2019; and

(ii) We have reviewed and discussed and agree with the interim financial information of Copel included in the Quarterly Information Form - ITR, as of September 30, 2019.

In witness whereof, we sign this document.

Curitiba, November 12, 2019

/s/
Daniel Pimentel Slaviero
Chief Executive Officer

/s/
Ana Letícia Feller
Chief Enterprise Management Officer

/s/
Adriano Rudek de Moura
Chief Financial and Investor Relations Officer

/s/
Cassio Santana da Silva
Chief Business Development Officer

/s/
Eduardo Vieira de Souza Barbosa
Chief Legal and Institutional Relations Officer

/s/
Vicente Loiácono Neto
Chief Governance, Risk and Compliance Officer